


20170178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2017

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Amazon.com, Inc.
Incoming letter dated February 21, 2017

Dear Mr. Mueller:

This is in response to your letter dated February 21, 2017 concerning the shareholder proposal submitted to Amazon by James McRitchie. We also have received a letter from the proponent dated March 5, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 7, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Amazon.com, Inc.
Incoming letter dated February 21, 2017

The proposal asks the board to amend the company's proxy access bylaw in the manner specified in the proposal.

There appears to be some basis for your view that Amazon may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Amazon's policies, practices and procedures compare favorably with the guidelines of the proposal and that Amazon has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Amazon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Corporate Governance

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VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

March 5, 2017

Re: Amazon.com, Inc.
Shareholder Proposal of James McRitchie
SEC Rule 14a-8

To SEC Staff:

This is in response to the February 21, 2017 letter submitted to the Securities and Exchange Commission (SEC) on behalf of Amazon.com, Inc. ("Amazon" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my shareholder proposal (the "Proposal") from its proxy statement for the 2017 annual meeting.

Because the Company has failed to demonstrate substantial implementation of the 2016 proposal, the Proposal may not be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) Background

Companies seeking to establish the availability of subsection (i)(10) have the burden of showing both the insubstantiality of any revisions made to the shareholder proposal and the actual implementation of the company alternative.[1]

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[1] The exclusion originally applied to proposals deemed moot. See Exchange Act Release No. 12999 (Nov. 22, 1976) (noting that mootness "has not been formally stated in Rule 14a- 8 in the past but which has informally been deemed to exist."). In 1983, the Commission determined that a proposal would be "moot" if substantially implemented. Exchange Act Release No. 20091 (August 16, 1983) ("The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose."). The rule was changed to reflect this administrative interpretation in 1997. See Exchange Act Release No. 39093 (Sept. 18, 1997) (proposing to alter standard

Where the shareholder specifies a range of percentages (10% to 25%), Staff has generally agreed the company "substantially" implements the proposal when it selects a percentage within the range, even if at the upper end.[2] Likewise the Staff has found substantial implementation when the shareholder proposal includes no percentage[3] or merely "favors" a particular percentage.[4] Implementation must "compare favorably with the guidelines of the proposal." (*Texaco, Inc.*, Mar. 28, 1991).

2016 No-Action Decisions

SEC Staff makes a distinction between substantial implementation as applied to initial bylaws and those seeking amendments to adopted bylaws. No-action letters issued by Staff have consistently denied exclusions of proposals to amend the terms of previously adopted bylaws, until recently. See *H&R Block* (July 21, 2016), *Microsoft* (September 27, 2016), *Apple* (October 27, 2016) and others. Amazon cites a number of poorly defended proxy access proposal, which received no-action relief earlier this year.

According to Staff Legal Bulletin 14 (July 13, 2001, at part B.5. and B.6.,

> "The company has the burden of demonstrating that it is entitled to exclude a proposal, and [the Staff] will not consider any basis for exclusion that is not advance by the company." Further, the Staff will "consider the specific arguments asserted by the company and the shareholder, the way in which

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[2] In cases where the staff allowed for the exclusion of a proposal, the shareholder proposal provided a range of applicable percentages and the company selected a percentage within the range. See Citigroup Inc. (Feb. 12, 2008) (range of 10% to 25%; company selected 25%); Hewlett-Packard Co. (Dec. 11, 2007) (range of 25% or less; company selected 25 %). In General Dynamics, the proposal sought a bylaw that would permit shareholders owning 10% of the voting shares to call a special meeting. The management bylaw provided that a single 10% shareholder or a group of shareholders holding 25% could call special meetings. As a result, the provision implemented the proposal for a single shareholder but "differ[ed] regarding the minimum ownership required for a group of stockholders." General Dynamics Corp. (Feb. 6, 2009).

[3] Borders Group, Inc. (Mar. 11, 2008) (no specific percentage contained in proposal; company selected 25%); Allegheny Energy, Inc. (Feb. 19, 2008) (no percentage stated in proposal; company selected 25%).

[4] Johnson & Johnson (Feb. 19, 2009) (allowing for exclusion where company adopted bylaw setting percentage at 25% and where proposal called for a "reasonable percentage" to call a special meeting and stating that proposal "favors I0%"); 3M Co. (Feb. 27, 2008) (same).

> the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, [the Staff] may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter."

Most of the no-action decisions on proxy access proposals were decided based arguments asserted by companies without benefit of meaningful counter-arguments from proponents. Shareholders cannot rely on Staff to make counter-arguments on our behalf where prior precedent is scarce.

For example, proponents offered *no* rebuttal in the case of *Oracle Corp.* (Aug. 11, 2016). In the case of *NVR, Inc* (Mar. 25, 2016), although the proponent provided many counter-arguments to NVR's qualifying stock ownership threshold of 5%, they did nothing to counter NVR's arguments concerning potential use by "certain interest groups to the detriment of shareholders generally," made with regard to the 20-shareholder group limit. Therefore, when NVR amended its bylaws to lower the ownership threshold to 3%, proponents had little or nothing in way substantive arguments left standing. Similarly, Amazon could probably obtain no-action relief in the subject case by amending its bylaws to allow shareholders of unlimited numbers to form proxy access groups.

Limit on Aggregation of Eligible Shareholders

The Company argues their existing bylaw provisions, which limit nominating groups to 20 shareholders, "achieves the Proposal's essential purpose of providing the Company's shareholders with a meaningful proxy access right." The actual Proposal says its purpose is to "raise the current 'eligible Stockholder' aggregation limit of 20 'stockholders and beneficial owners' to a limitation of 40 or 50 stockholders and beneficial owners..," since the 20 member limitation "makes implementation problematic and less attractive." That comes from the actual Proposal, not from some made up statement by the Company. The Company has not raised the aggregation limit. Therefore, it has not meant the essential purpose of the Proposal.

The Company writes that placing a twenty-shareholder limit on the size of a nominating group, is appropriate because "it is a widely embraced standard among companies that have adopted proxy access." However, Rule14a-8(i)(10) says a proposal can be excluded from the proxy if it has been "substantially implemented," not because a company has chosen a popular alternative to the Proposal. The Proposal has not been substantially implemented.

No-action "relief" in this case is not predicated on whether or not companies can restrict shareholder-nominating groups to twenty members but on whether of not a proposal to revise such existing restrictions can be excluded from the proxy because raising the cap to 40 or 50 would have *insubstantial consequences*.

The Council of Institutional Investors (CII) researched the evidence and found the following (Proxy Access: Best Practices, August 2015):

> We note that without the ability to aggregate holdings even CII's largest members would be unlikely to meet a 3% ownership requirement to nominate directors. Our review of current research found that even if the 20 largest public pension funds were able to aggregate their shares they would not meet the 3% criteria at most of the companies examined.
>
> CII's position is generally consistent with the view of the SEC. In 2010, the SEC considered, but rejected imposing a cap on the permitted number of members in a nominating group. The SEC found that individual shareowners at most companies would not be able to meet the minimum threshold of 3% ownership for proxy access unless they could aggregate their shares with other shareowners.

Amazon dismisses those findings, stating "the generic data cited in the Proposal is irrelevant to the Company's shareholder base." The list of CII members can easily be applied to Amazon, removing the "generic" argument. (list of CII members is online at http://www.cii.org/files/about_us/members/01_23_17_general_members.pdf) See column G in attached Table 1. Thirteen CII members (identified in blue) owned 1.31% of Amazon's outstanding stock at the end of the last quarter, not enough to file for proxy access. (SEC filing data obtained from FactSet Research.)

Lifting Aggregation Makes a Substantial Difference

CII members are the most likely funds to initiate filing for proxy access. Its members meet frequently with each other and set policies, including the *Best Practices* cited above. Several members of CII, most notably the New York City Comptroller, have filed proxy access proposals. Although Amazon touts the idea that its 20 largest institutional investors own 36.85% of the Company's shares, they provide no evidence that any of these shareholders have shown any intention to file for proxy access or have ever even filed a shareholder proposal. They appear highly unlikely to initiate formation of a nominating group.

Amazon claims their bylaw "achieves the Proposal's essential purpose of providing the Company's shareholders with a meaningful proxy access right." However, as the Proposal notes, the 20-member limit "makes implementation problematic and less attractive." The Proposal seeks bylaw amendments that would make implementation at Amazon more likely, not just theoretically possible.

As indicated above, 13 CII members own 1.31% of Amazon stock. They would most likely try to recruit group members from the 22 non-CII activists that have participated in at least two activist campaigns (a FactSet activism score of 3 or more in column F of Table 1). If CII members can convince T. Rowe Price to join them, they have a viable group. However, let us assume activists with the smallest holdings are most likely to join. Moving up from the smallest activist shareholder to the largest, it would take 20 activists added to 13 CII members to reach the 3% requirement.

Amazon claims there is “no evidence that increasing the shareholder aggregation limit from 20 to 40 or 50 shareholders would meaningfully enhance the existing the existing ability of the Company’s shareholders to form nominating groups…”

That count in the above example is 13 members beyond Amazon’s current 20-member limit and demonstrates that increasing the shareholder aggregation limit from 20 to 40 or 50 shareholders *would* meaningfully enhance the ability of Company shareholders to form a nominating group. Raising the cap to 40 or 50 would not have insubstantial consequences, as Amazon claims.

Data Limitations Reduce Group Formation

The SEC’s adopting release for proxy access rules (Rule 14a-11, available at https://www.sec.gov/rules/final/2010/33-9136.pdf), in discussing its determination to use a 3% eligibility threshold and the possibilities of aggregation, relied principally on data relating to institutional investors. That discussion referred extensively to a Memorandum from the Division of Risk, Strategy, and Financial Innovation regarding the Share Ownership and Holding Period Patterns in 13F data (November 24, 2009, https://www.sec.gov/comments/s7-10-09/s71009-576.pdf) (the “Memo”), which analyzed the ownership and holding period data regarding institutional investment managers.

The Memo identified several limitations concerning datasets based on Form 13F filings, which are likely to be referenced by companies, such as Amazon, in challenges to shareholders seeking to invoke proxy access.

Differences in Ownership Definitions

> On Form 13F, investment managers report holdings over which they exercise “investment discretion”. Institutional investment managers must report on Form 13F if they “exercise discretion” over $100 million or more in 13F securities, even though another person is responsible for the investment decisions. By contrast, ownership under proposed Rule 14a-11 is based on direct or indirect voting or investment power. Many institutional investment managers, such as mutual funds, pension plans, and broker dealers, with respect to their proprietary accounts, are also beneficial owners of securities reported on Form 13F; many others, such as investment advisers and broker-dealers managing private accounts and bank trust departments are not beneficial owners of reported securities.

For example, Table B showing four years of ownership data includes top owners such as Goldman Sachs, Susquehanna Financial Group and Bank of America Merrill Lynch that are broker-dealers and may not hold voting rights to Amazon.

Ambiguities Resulting from Aggregation of Multiple Accounts

> Institutional investment managers aggregate the accounts of multiple account holders in their reports on Form 13F. This can overstate eligibility. There is no way to tell from the data whether an institutional investment manager reporting a holding level above the applicable threshold appears eligible merely because it is aggregating smaller holdings represented by individual accounts.

Possible Double-Counting

> Since two or more reporting institutional investment managers can serve as advisers sharing investment discretion over shares held in the same account, it is possible that both institutional investment managers are reporting the same equity holdings on their respective 13F filings. While both co-advisers may report positions for the same account holder on Form 13F, both advisers are not allowed to vote the shares. Equity lending can cause double-counting as well, since the lending owner and the borrower of the shares may both report ownership of the same position on Form 13F.

Ineligibility of Activist Funds

The first proxy access campaign was terminated by GAMCO Asset Management Inc. (affiliated with activist investor Mario Gabelli) after their eligibility under National Fuel Gas Company ("NFG") bylaws was challenged. GAMCO has indeed had a history of clearly trying to "influence" NFG. The Gabelli funds' practice of reporting their share ownership on a Schedule 13D instead of Schedule 13G caused NFG to doubt the Gabelli funds' claim that they lacked an intent to change or influence control of NFG.

Like NFG, Amazon's bylaws preclude use proxy access by shareholders seeking to change control of the Company. (Bylaw 2.16.3(a)) Many of the funds cited in statistics cited by Amazon (as well as those we cite in the attached tables) may be ineligible to participate in proxy access under these provisions.

Although we have not analyzed the impact of each of these issues, they result in over reporting of holdings available for proxy access. Therefore, claims by the Company of eligible candidates for forming a group of 20 nominating shareholders are exaggerated even beyond what we demonstrate in the discussion below.

Owning for Three Years is *Not* the Same as Continuously Owning the Required Shares

Keep in mind the following single sentence of Amazon's proxy access bylaw:

> (b) To qualify as an "Eligible Stockholder," a stockholder must own and have owned (as defined below in subsection 2.16.2(c)) *continuously for at least*

> *three years* as of the date of the Stockholder Notice, or must be acting on behalf of a group of no more than 20 stockholders and beneficial owners each of whom owns and has owned (as defined below in subsection 2.16.2(c)) *continuously for at least three years* as of the date of the Stockholder Notice, *a number of shares* (as adjusted to account for any stock dividend, stock split, subdivision, combination, reclassification, or recapitalization) *that* (in the case of a group, in the aggregate) *represents at least three percent (3%) of the shares of the corporation entitled to vote in the election of Directors outstanding as of the date of the Stockholder Notice (the "Required Shares")*, and must thereafter continue to own the Required Shares through such annual meeting of stockholders; provided that in the case of a group of stockholders and beneficial owners (i) any and all requirements and obligations for an Eligible Stockholder set forth in Section 2.16 must be satisfied by and as to each such stockholder or beneficial owner (except that shares that a stockholder or beneficial owner has owned continuously for at least three years may be aggregated as specified above in this subsection 2.16.2(b)), and (ii) a group of any two or more funds that are (A) under common management and investment control, or (B) part of a family of funds, meaning a group of publicly-offered investment companies (whether organized in the U.S. or outside the U.S.) that hold themselves out to investors as related companies for purposes of investment and investor services, shall be treated as one stockholder or beneficial owner. No stockholder or beneficial owner, alone or together with any of its affiliates, may be a member of more than one group of stockholders or beneficial owners constituting an Eligible Stockholder under this Section 2.16, and no shares may be treated as owned by more than one stockholder or beneficial owner. (My emphasis.)

The key point of this rambling compound sentence is that in order to use the proxy access bylaw, a shareholder or each member of a shareholder group must own and have held *continuously* for at least three years, three percent of the company's shares or their proportionate shares. Watch how that keyword *continuously* drops out of Amazon's arguments.

Amazon's Specious Arguments

Amazon claims "19 of the current top 20 largest institutional shareholders have held more than 0.5% for at least three years." The Company provides no data to support any of the figures cited in their no-action request, even though it is the Company that has the burden of proof under Rule 14a-8(g).

Using Ipreo's database of SEC filings, we compiled Table 2 using twelve quarters data, 12/31/2013 – 12/31/2016. As evidenced in Column D of Table 2 (highlighted in yellow), only 13 funds have held 0.5% or over during the last three years, not 19 as Amazon claims.

The Company then argues the following:

> To further illustrate the ease of forming a nominating group with 20 or fewer shareholders, we note that, as of December 31, 2016, 73 different shareholders owned at least one-twentieth of 3%, or 0.15%, of the Company's outstanding shares. Any one of these shareholders can combine their shares with up to 19 other similarly situated shareholders and satisfy the 3% threshold, provided that (as with any other shareholder seeking to utilize proxy access) the other requirements set forth in the Proxy Access Bylaw are satisfied.

Of course, one of those "other requirements" is that each shareholder forming a group must have individually held their required share proportion continuously for the entire 12 quarters. Again, looking at Column D of Table 2, only 46 investors have held one-twentieth of 3%, or 0.15%, of the Company's outstanding shares for the required three years, not 73 investors, as implied by Amazon.

The Company also argues:

> As well, it appears that all but 6 of the Company's 50 largest institutional shareholders as of December 31, 2016 have owned Company shares over the past three years.

That statement is irrelevant, since Amazon provides no information on how many shares each owned or if each are capable of combining with all or any 19 of the other 49 largest institutional shareholders to form a group nominating group.

Raising the Group Limit to 50

Amazon's notes that any 20 shareholders, each holding 0.15% of the Company's outstanding shares for the required three years can form a group. We have shown that number to be 46 investors, although that number is likely to be exaggerated by the factors discussed above under the heading "Data Limitations Reduce Group Formation."

What would the impact be of raising the group limit to 50, each holding 0.06% (3%/50)? There are 95 funds that have held 0.06% for each quarter of the last three years, more than doubling the number needed to form a similar group under Amazon's current 20 shareholder group standard. (See column D of Table 2) *More than doubling the number of shareholders that can form a nominating group under this method cannot be considered insubstantial, as clamed by Amazon.*

Amazon has failed to show that raising the cap from 20 to 40 or 50 would have insubstantial consequences

The Company provides no substantive evidence that a standard limiting nominating groups to 20 members meets the essential purpose of the Proposal, which is to allow shareholders to combine in groups of 40 or 50 to achieve the required holdings.

The Company has not met the burden of proof required by Rule 14a-8(g) for their several unsubstantiated claims.

Conclusion

There is a huge difference between a group of twenty, which research by the Council of Institutional investors concludes cannot be reached by its members at most companies (or as our data has shown at Amazon), and a group of 40 or 50. Bylaws with the proposed amendments could actually be implemented, while implementing the current provisions would be nearly impossible. Amazon's proxy access bylaws provide the illusion of proxy access, just like foods labeled with unregulated terms like "natural" provide the illusion of being healthy.

Based on the facts, as stated above and Amazon's failure to document what appear to be largely baseless claims, Amazon has not met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. The SEC must therefore conclude it is unable concur that Amazon may exclude the Proposal under Rule 14a-8(i)(10).

Sincerely,



James McRitchie

Attachments 1 and 2

cc: Mark Hoffman <markhoff@amazon.com>

Pages 13 through 24 redacted for the following reasons:
- -
Copyrighted Material Omitted

Table 2: Amazon.com, Inc. (AMZN) Comparing 1 quarter with 12 quarters of Ownership Using Ipreo database of Quarterly Filings to SEC

Institutional Ownership

AMZN 475,167,000 shares 12/31/2016

	Equity Assets Under Mgmt. ($MM)	% O/S 12/31/2016	Min % O/S 3Yrs	Tota AMZN Shares 12/31/2016	Min Shares	Shares 12/31/2016	Shares 9/30/2016	Shares 6/30/2016	Shares 3/31/2016	Shares 12/31/2015	Shares 9/30/2015	Shares 6/30/2015	Shares 3/31/2015	Shares 12/31/2014	Shares 9/30/2014	Shares 6/30/2014	Shares 3/31/2014	Shares 12/31/2013
T. Rowe Price Associates, Inc.	544,871.84	4.40%	4.37%	475,167,000	20,765,275	20,919,431	21,606,036	22,092,361	22,891,435	20,765,275	21,031,615	20,800,709	21,834,595	22,951,090	22,605,862	23,406,085	21,581,602	20,805,028
The Vanguard Group, Inc.	2,242,059.95	5.29%	3.74%	475,167,000	17,750,357	25,136,813	24,585,355	23,795,875	22,713,824	22,010,802	21,398,205	20,903,353	20,582,837	19,808,121	19,173,716	18,596,989	18,220,987	17,750,357
Capital World Investors (U.S.)	580,577.81	3.57%	3.57%	475,167,000	16,942,267	16,942,267	19,621,370	20,127,388	21,369,729	22,168,299	23,146,363	23,893,278	25,308,256	26,105,656	29,207,240	32,627,640	31,673,240	30,616,450
State Street Global Advisors (SSgA)	1,118,465.87	3.44%	3.08%	475,167,000	14,626,523	16,357,782	15,808,837	15,449,142	15,659,442	15,889,213	15,546,269	15,449,612	16,208,995	16,562,094	15,577,277	14,947,598	14,626,523	15,437,101
BlackRock Fund Advisors	1,544,917.84	3.31%	2.71%	475,167,000	12,892,441	15,709,985	15,210,447	14,774,516	14,579,831	14,519,103	14,188,480	14,010,983	13,909,911	13,762,067	13,311,900	13,068,624	13,021,515	12,892,441
Fidelity Management & Research Company	798,541.13	3.97%	2.40%	475,167,000	11,401,009	18,877,623	19,459,969	19,227,992	19,474,031	18,241,504	16,318,832	15,097,236	13,703,631	11,401,009	12,496,282	12,210,713	14,898,111	17,828,140
Capital Research Global Investors (U.S.)	410,424.23	2.26%	2.18%	475,167,000	10,338,936	10,725,819	10,707,921	10,906,539	10,965,774	10,338,936	12,210,185	14,817,635	16,688,435	17,415,395	18,383,305	18,882,590	14,826,470	14,347,890
Baillie Gifford & Company, LTD	110,845.03	1.57%	1.57%	475,167,000	7,442,632	7,442,632	7,591,470	7,648,097	8,169,498	8,143,088	9,244,605	10,823,110	11,022,179	10,901,136	10,354,816	10,599,093	9,550,164	9,844,345
Jennison Associates, LLC	92,926.84	0.97%	0.97%	475,167,000	4,625,950	4,625,950	5,068,942	5,231,161	5,478,195	5,152,793	5,486,313	5,517,475	5,284,436	5,380,308	5,354,370	5,676,137	6,007,754	6,119,215
Northern Trust Investments, Inc.	308,053.64	0.81%	0.79%	475,167,000	3,754,667	3,852,270	3,891,134	3,851,913	3,783,757	3,754,667	3,890,798	3,928,348	3,940,215	3,929,368	3,911,362	3,937,312	4,054,925	4,226,846
Invesco PowerShares Capital Management, LLC	90,069.67	0.76%	0.69%	475,167,000	3,264,941	3,624,080	3,413,147	3,264,941	3,693,258	3,902,284	3,722,283	3,692,134	3,712,181	3,997,795	4,486,144	4,793,374	5,170,157	5,226,975
TIAA-CREF Investment Management, LLC	269,918.90	0.75%	0.61%	475,167,000	2,896,703	3,583,270	3,825,872	3,839,469	3,543,789	3,999,795	4,417,691	4,135,391	3,541,008	3,040,091	2,896,703	2,904,077	3,614,675	3,489,476
Geode Capital Management, LLC	240,364.76	0.76%	0.59%	475,167,000	2,795,760	3,625,715	3,443,824	3,294,289	3,296,671	3,208,541	3,178,159	3,136,963	3,108,631	2,982,749	2,855,401	2,812,258	2,834,018	2,795,760
Norges Bank Investment Management (Norway)	523,943.89	0.65%	0.53%	475,167,000	2,526,203	3,091,076	3,091,076	3,091,076	3,091,076	3,091,076	2,782,449	2,736,077	2,653,960	2,570,876	2,526,203	2,526,203	2,597,676	2,597,676
Fisher Investments	59,790.88	0.42%	0.42%	475,167,000	1,977,341	2,002,724	1,977,341	1,984,591	2,503,102	2,497,597	2,498,513	2,490,542	2,465,621	2,415,177	2,461,685	2,466,455	2,343,442	2,385,868
Morgan Stanley Investment Management Inc.	56,423.41	0.45%	0.41%	475,167,000	1,946,769	2,123,180	1,946,769	2,178,924	2,245,048	2,242,407	2,626,628	2,933,004	3,211,205	3,361,881	3,458,784	3,595,852	3,538,149	3,029,500
Mellon Capital Management Corporation	167,578.52	0.38%	0.38%	475,167,000	1,785,005	1,793,183	1,847,145	1,785,005	1,830,853	1,919,930	1,980,149	2,043,144	2,243,504	2,345,774	2,339,989	2,305,940	2,074,780	2,020,104
BNY Asset Management	118,130.35	0.40%	0.37%	475,167,000	1,778,760	1,895,617	1,837,301	1,839,598	1,845,949	1,816,352	1,781,332	1,799,857	1,778,760	1,792,033	1,829,661	1,885,883	1,934,335	1,992,451
Columbia Threadneedle Investments (U.S.)	172,023.07	0.37%	0.37%	475,167,000	1,777,316	1,777,316	1,971,906	2,489,572	2,442,188	2,523,669	2,433,462	2,344,634	2,710,803	2,696,718	2,975,541	2,646,073	2,416,611	2,120,037
BlackRock Investment Management (U.K.), LTD	309,895.40	0.61%	0.36%	475,167,000	1,716,215	2,916,939	2,733,142	2,633,068	2,523,678	2,502,070	2,491,700	2,393,581	2,301,200	2,192,227	1,759,843	1,774,743	1,778,115	1,716,215
J.P. Morgan Investment Management, Inc.	253,636.73	0.74%	0.35%	475,167,000	1,661,848	3,529,344	3,849,492	3,904,879	4,022,037	4,163,266	3,896,420	3,895,942	2,870,718	1,661,848	1,859,432	3,692,814	4,622,995	4,352,016
Goldman Sachs & Co. (U.S.) (Broker)	155,182.55	0.45%	0.33%	475,167,000	1,586,634	2,160,222	1,697,218	1,879,421	1,805,457	1,856,985	1,842,535	1,593,009	1,638,001	1,747,207	1,586,634	1,965,547	1,755,681	2,130,444
Wellington Management Company, LLP	442,061.32	0.56%	0.32%	475,167,000	1,505,591	2,659,748	3,450,504	3,758,495	4,169,224	4,844,589	5,107,875	4,811,957	4,879,584	2,244,772	2,298,182	1,505,956	2,144,611	1,505,591
Lansdowne Partners (UK) LLP	15,085.81	0.31%	0.31%	475,167,000	1,470,210	1,470,210	1,800,367	2,089,295	2,204,945	1,861,492	1,841,907	1,718,718	1,699,439	2,734,955	2,478,867	2,283,790	2,948,370	2,744,495
Legal & General Investment Management, LTD	245,237.31	0.35%	0.29%	475,167,000	1,377,346	1,652,257	1,597,923	1,632,639	1,609,558	1,636,788	1,517,471	1,412,680	1,377,346	1,404,983	1,443,506	1,530,974	1,544,579	1,567,297
Managed Account Advisors, LLC	142,758.27	0.28%	0.28%	475,167,000	1,322,443	1,322,443	1,347,673	1,332,026	1,354,483	1,407,502	1,473,307	1,557,669	1,506,076	1,503,785	1,564,800	1,343,095	1,470,641	1,498,209
Manulife Asset Management (U.S.), LLC	60,686.60	0.27%	0.26%	475,167,000	1,256,932	1,297,544	1,256,932	1,397,616	1,457,144	1,264,406	1,500,246	1,992,631	2,095,440	2,307,063	2,112,441	2,113,063	1,701,595	1,595,943
BlackRock Advisors, LLC	265,104.93	0.65%	0.26%	475,167,000	1,235,127	3,092,843	2,862,463	2,669,203	2,398,924	2,303,937	2,433,627	1,840,227	1,338,194	1,824,576	1,235,127	1,254,592	2,406,405	2,636,990
Wells Capital Management, Inc.	58,306.65	0.25%	0.25%	475,167,000	1,193,063	1,193,063	1,321,787	1,295,222	1,371,935	1,364,567	1,495,993	1,446,621	1,353,270	1,479,550	1,759,623	1,743,307	2,385,716	2,409,530
Winslow Capital Management, LLC	21,734.31	0.24%	0.24%	475,167,000	1,134,871	1,134,871	1,432,835	1,585,291	1,677,713	2,066,889	2,200,523	1,745,130	1,623,835	1,479,838	1,214,773	1,678,715	2,494,305	3,124,513
New York State Common Retirement Fund	80,210.48	0.23%	0.23%	475,167,000	1,102,254	1,114,095	1,146,012	1,145,625	1,102,254	1,117,273	1,173,527	1,201,463	1,252,869	1,283,765	1,210,879	1,189,911	1,127,805	1,112,186
Morgan Stanley & Company, LLC	241,390.59	0.44%	0.23%	475,167,000	1,085,299	2,097,709	1,880,726	1,669,356	1,673,870	1,711,503	1,351,463	1,283,684	1,305,260	2,097,619	1,267,133	1,369,364	1,085,299	1,106,637
Edgewood Management, LLC	15,195.68	0.29%	0.22%	475,167,000	1,037,577	1,356,538	1,344,232	1,315,492	1,326,330	1,252,320	1,327,091	1,624,453	1,720,387	1,725,827	1,633,789	1,369,352	1,106,363	1,037,577
Goldman Sachs Asset Management, L.P. (U.S.)	110,517.74	0.24%	0.22%	475,167,000	1,032,563	1,155,971	1,155,554	1,114,920	1,073,874	1,076,843	1,038,169	1,154,892	1,054,302	1,112,561	1,145,294	1,145,172	1,066,445	1,032,563
Franklin Advisers, Inc.	101,425.28	0.22%	0.21%	475,167,000	1,019,755	1,045,973	1,053,550	1,051,906	1,081,896	1,256,645	1,214,187	1,205,748	1,105,081	1,064,081	1,019,755	1,287,772	1,171,376	1,053,140
Mitsubishi UFJ Trust & Banking Corporation	78,519.67	0.24%	0.20%	475,167,000	965,093	1,153,998	1,201,980	1,180,986	1,188,044	1,152,160	1,182,905	1,218,390	1,227,407	1,159,209	1,002,551	1,029,948	967,144	965,093
Loomis Sayles & Company, L.P.	42,839.01	0.45%	0.20%	475,167,000	948,236	2,155,878	2,069,521	2,005,066	1,905,953	1,894,733	1,839,703	2,111,715	1,814,592	1,667,912	1,641,128	1,462,822	1,123,639	948,236
Sumitomo Mitsui Trust Asset Management Company, LTD	77,068.22	0.25%	0.19%	475,167,000	918,111	1,174,176	1,189,436	1,180,055	1,167,786	1,131,715	1,130,596	1,047,113	1,013,722	918,111	925,055	938,251	949,806	967,443
Capital International Investors	69,445.84	0.17%	0.17%	475,167,000	823,306	824,661	823,306	1,078,737	1,077,541	1,273,972	951,207	923,160	958,800	958,800	1,085,800	1,029,800	1,029,800	1,029,800
ClearBridge Investments, LLC	96,434.31	0.19%	0.17%	475,167,000	808,333	911,903	878,863	842,709	808,333	851,594	1,039,229	1,050,746	1,158,759	1,155,570	1,104,350	1,157,917	1,068,256	1,072,237
California Public Employees Retirement System	108,501.50	0.17%	0.17%	475,167,000	803,839	803,839	866,539	913,339	924,239	953,539	951,439	1,004,439	949,281	949,281	1,044,297	1,086,198	1,088,454	1,049,074
AllianceBernstein, L.P. (U.S.)	140,131.49	0.16%	0.16%	475,167,000	740,583	740,583	774,966	767,153	751,337	763,542	827,538	1,118,662	959,324	870,507	857,703	863,151	1,748,461	1,944,101
Charles Schwab Investment Management, Inc.	111,399.38	0.26%	0.16%	475,167,000	740,426	1,234,967	1,158,553	1,131,844	1,098,095	1,045,154	999,414	920,217	899,695	856,494	815,697	783,942	788,189	740,426
Allianz Global Investors U.S., LLC	38,805.18	0.18%	0.15%	475,167,000	725,619	831,992	924,294	969,044	899,875	1,260,214	1,298,530	1,065,908	1,040,838	725,619	794,063	828,238	1,006,649	1,074,014
UBS AG (Asset Management Switzerland)	101,856.33	0.16%	0.15%	475,167,000	720,340	758,802	821,653	811,828	774,988	720,340	782,974	829,810	850,830	854,139	817,199	840,311	780,505	767,788
New York State Teachers' Retirement System	38,374.93	0.15%	0.15%	475,167,000	712,613	714,923	723,704	731,491	730,334	729,202	721,635	712,613	729,506	730,987	727,733	728,343	751,776	767,672
Invesco Advisers, Inc.	175,316.58	0.24%	0.15%	475,167,000	696,615	1,119,298	1,083,865	1,078,606	1,351,715	1,159,961	1,081,630	884,875	696,615	810,754	1,051,528	890,165	962,394	908,168
Northern Trust Global Investments, LTD	55,733.66	0.14%	0.14%	475,167,000	685,943	685,943	746,107	726,276	777,988	807,831	961,303	1,091,180	1,037,423	1,113,551	1,132,014	1,160,546	1,117,111	1,110,223
American Century Investment Management, Inc.	102,283.18	0.34%	0.14%	475,167,000	684,173	1,638,860	1,771,576	1,721,154	1,621,618	2,221,045	2,224,750	1,449,011	960,908	745,138	766,380	743,679	684,173	1,027,302
Janus Capital Management, LLC	86,974.60	0.20%	0.14%	475,167,000	678,233	966,517	1,054,217	1,024,712	888,277	841,771	836,822	918,380	961,088	1,576,601	1,692,286	1,607,838	1,216,300	678,233
California State Teachers Retirement System	49,721.89	0.17%	0.14%	475,167,000	665,654	810,828	832,528	825,528	809,839	706,371	695,068	696,168	688,355	700,255	693,591	688,474	668,854	665,654
Eaton Vance Management	38,534.40	0.19%	0.14%	475,167,000	652,993	902,391	906,086	893,074	820,496	823,035	882,817	760,169	752,534	1,075,411	908,098	712,802	701,463	652,993
Bank of America Merrill Lynch (Broker)	148,595.67	0.20%	0.14%	475,167,000	646,790	935,797	874,151	890,684	919,380	946,205	871,698	983,115	992,299	926,056	911,121	827,243	759,186	646,790
Gilder Gagnon Howe & Company, LLC	5,072.28	0.12%	0.12%	475,167,000	584,836	584,836	631,748	646,086	677,161	672,248	680,960	682,410	706,827	702,636	716,316	719,317	795,162	689,800
RhumbLine Advisers	39,711.48	0.13%	0.11%	475,167,000	521,931	628,168	610,888	580,660	549,237	530,562	531,033	521,931	612,407	619,413	633,858	635,855	648,565	653,078

U.S. Trust, Bank of America Private Wealth Management	117,973.79	0.20%	0.11%	475,167,000	521,217	940,590	807,324	742,973	696,437	626,992	599,715	585,126	585,854	577,435	657,371	690,992	619,353	521,217
Thrivent Asset Management, LLC	23,611.67	0.11%	0.11%	475,167,000	514,030	544,010	541,693	569,363	555,950	514,030	568,735	572,518	529,748	528,258	551,458	565,408	524,158	548,208
MFS Investment Management	253,458.24	0.35%	0.11%	475,167,000	508,783	1,682,560	1,820,278	1,613,168	1,625,538	1,678,138	1,466,950	1,059,950	508,783	581,476	580,281	652,495	708,679	766,737
Parametric Portfolio Associates, LLC	78,702.56	0.17%	0.11%	475,167,000	505,905	826,624	837,717	845,634	876,737	785,475	766,092	678,936	621,086	513,439	505,905	520,309	551,350	527,078
UBS Asset Management (Americas) Inc.	26,352.12	0.11%	0.11%	475,167,000	499,938	499,938	695,319	687,411	735,186	791,202	880,863	1,067,059	1,277,920	1,396,766	1,113,497	1,372,886	1,394,291	1,150,935
Quantitative Management Associates, LLC	62,469.42	0.15%	0.10%	475,167,000	491,815	692,755	904,475	810,134	783,734	962,484	905,989	516,310	502,240	491,815	510,235	570,197	602,599	547,684
Florida State Board of Administration	34,293.13	0.12%	0.10%	475,167,000	470,882	566,816	568,067	570,162	470,882	478,587	485,878	486,203	493,531	543,652	549,541	558,410	555,973	620,648
Principal Global Investors, LLC	84,687.86	0.17%	0.09%	475,167,000	445,860	797,167	736,784	721,242	686,519	629,170	587,273	550,492	525,299	483,169	468,350	457,635	453,581	445,860
Waddell & Reed Investment Management Company	53,205.37	0.09%	0.09%	475,167,000	445,462	445,462	915,192	985,846	1,103,397	1,135,673	1,218,258	1,204,660	1,125,141	1,085,940	2,729,474	1,817,334	1,712,267	1,247,356
Fred Alger Management, Inc.	18,600.98	0.27%	0.09%	475,167,000	444,464	1,268,533	1,215,949	1,243,278	1,022,751	1,350,609	1,158,354	957,987	543,970	444,464	647,584	884,676	997,329	977,638
TD Asset Management, Inc.	88,635.07	0.10%	0.09%	475,167,000	435,002	475,238	463,971	435,002	458,632	448,788	483,247	444,747	463,797	497,912	490,124	1,146,028	1,905,213	1,887,142
First Trust Advisors, L.P.	36,280.83	0.11%	0.09%	475,167,000	426,754	531,704	551,832	508,810	623,720	879,990	838,598	801,966	669,083	544,209	511,386	531,564	550,536	426,754
UBS Financial Services, Inc. (Investment Advisor)	141,700.94	0.14%	0.09%	475,167,000	423,233	688,050	615,214	571,156	537,052	631,213	423,784	442,590	513,960	652,503	462,346	423,233	473,049	471,343
USAA Asset Management Company	30,326.42	0.11%	0.09%	475,167,000	403,949	500,842	532,607	515,138	496,696	523,945	524,013	523,553	491,831	422,887	403,949	410,232	413,051	436,471
BlackRock Japan Company, LTD	53,597.22	0.11%	0.08%	475,167,000	396,893	543,143	551,389	543,781	528,525	515,347	528,573	473,402	448,140	472,633	426,717	396,893	409,645	417,977
New Jersey Division of Investment	31,699.10	0.10%	0.08%	475,167,000	394,100	491,200	420,200	420,200	440,000	415,200	394,100	412,000	413,000	474,200	443,800	454,500	429,000	398,000
William Blair & Company, LLC (Investment Management)	47,499.27	0.14%	0.08%	475,167,000	391,895	643,127	641,663	652,310	680,648	535,689	603,106	596,161	556,656	589,783	584,073	566,342	475,881	391,895
Wells Fargo Advisors, LLC	141,820.70	0.12%	0.08%	475,167,000	387,558	585,111	519,340	499,681	519,666	516,509	422,877	402,237	387,558	423,345	409,057	399,659	476,109	461,097
Capital International, Inc. (Singapore)	4,549.30	0.08%	0.08%	475,167,000	384,650	384,650	430,150	430,150	430,150	446,900	446,900	446,900	480,900	508,900	508,900	508,900	561,900	584,500
Dimensional Fund Advisors, L.P. (U.S.)	326,075.86	0.19%	0.08%	475,167,000	365,237	919,687	876,715	814,568	813,728	758,695	642,705	607,826	561,336	538,961	501,330	447,630	416,988	365,237
APG Asset Management N.V.	137,115.95	0.16%	0.08%	475,167,000	357,959	781,589	735,359	691,459	590,359	516,107	551,577	579,280	565,909	618,623	580,803	480,468	369,554	357,959
Schweizerische Nationalbank (Bank)	63,975.21	0.24%	0.07%	475,167,000	354,941	1,122,441	1,112,341	1,121,841	1,035,041	722,541	709,841	636,841	599,541	365,141	374,741	380,441	354,941	389,541
State of Wisconsin Investment Board	25,835.31	0.07%	0.07%	475,167,000	351,230	351,230	416,057	404,057	409,307	436,767	460,687	412,577	385,277	393,087	393,867	415,907	417,408	417,078
PanAgora Asset Management, Inc.	22,743.52	0.09%	0.07%	475,167,000	347,857	424,626	423,978	437,521	438,583	436,236	444,370	377,411	347,857	373,463	406,466	415,221	720,216	813,315
Credit Suisse Securities (USA), LLC (Broker)	44,666.88	0.08%	0.07%	475,167,000	346,952	383,667	625,014	540,105	474,423	459,868	346,952	480,914	465,133	676,970	739,823	498,562	577,507	765,702
State Teachers Retirement System of Ohio	26,840.43	0.08%	0.07%	475,167,000	346,948	379,051	380,693	395,153	384,059	383,539	388,680	395,194	392,415	396,609	346,948	356,748	366,647	373,447
Wells Fargo Bank N.A. (Asset Management)	70,792.31	0.11%	0.07%	475,167,000	337,434	526,966	1,023,096	606,006	409,218	372,676	420,994	455,320	337,434	364,480	345,414	341,100	420,686	430,059
Adage Capital Management, L.P.	36,654.36	0.12%	0.07%	475,167,000	324,861	578,983	574,283	660,383	556,083	603,483	598,483	520,683	573,383	324,861	339,983	489,183	499,283	531,027
Citigroup Global Markets, Inc. (Broker)	50,723.51	0.10%	0.07%	475,167,000	312,336	484,595	353,288	357,411	381,548	312,336	347,416	332,677	431,878	450,268	397,797	442,292	454,827	610,778
Russell Investment Management Company	52,474.57	0.10%	0.07%	475,167,000	310,401	487,845	624,213	670,025	630,378	733,253	663,225	700,892	710,860	659,323	658,068	486,753	534,552	310,401
J.P. Morgan Private Bank	82,445.71	0.12%	0.06%	475,167,000	302,428	581,470	627,256	750,721	716,095	664,980	664,161	708,567	615,202	434,574	302,428	592,859	624,530	609,069
HSBC Global Asset Management (U.K.), LTD	53,762.55	0.07%	0.06%	475,167,000	280,050	330,055	280,050	298,960	303,966	340,595	481,043	631,489	883,884	561,311	551,804	500,586	488,428	375,647
TCW Investment Management Company	13,331.80	0.06%	0.06%	475,167,000	278,655	299,764	279,859	281,719	278,655	291,797	295,474	296,334	411,061	588,526	1,064,411	1,047,440	1,136,248	1,131,471
Pictet Asset Management S.A.	54,578.30	0.06%	0.06%	475,167,000	276,735	276,735	290,293	282,484	298,656	293,856	330,579	331,385	306,511	306,788	306,759	312,981	295,976	321,067
Retirement Systems of Alabama	17,333.21	0.06%	0.06%	475,167,000	276,105	276,105	300,974	299,305	307,966	331,724	346,171	344,950	346,679	356,583	321,242	320,988	312,878	310,550
Susquehanna Financial Group, LLLP (Broker)	20,647.83	0.32%	0.06%	475,167,000	273,473	1,502,406	628,130	273,473	768,504	630,140	665,001	941,174	407,502	847,594	475,002	764,110	1,125,691	305,757
Chevy Chase Trust Company	18,855.41	0.08%	0.06%	475,167,000	272,534	378,165	376,663	377,745	370,683	359,621	354,804	332,752	320,548	301,542	303,309	274,503	273,435	272,534
Luther King Capital Management Corporation	10,512.06	0.06%	0.06%	475,167,000	269,745	304,201	304,041	298,062	269,745	284,281	292,489	296,471	293,009	331,669	333,359	330,401	311,655	279,689
AP 7/Sjunde AP-Fonden	33,321.49	0.08%	0.06%	475,167,000	267,061	366,490	347,816	341,295	331,295	332,795	316,090	326,665	318,408	307,778	298,209	296,509	267,661	267,061
State Street Global Advisors, LTD	111,346.27	0.07%	0.06%	475,167,000	262,610	335,345	360,939	262,610	324,736	435,175	324,838	330,616	344,000	393,308	401,626	349,990	320,407	311,353
Ohio Public Employees Retirement System	20,807.58	0.06%	0.06%	475,167,000	262,587	273,735	269,833	269,833	262,587	282,634	282,453	279,048	273,744	272,807	272,977	286,848	289,744	313,960
Tybourne Capital Management (Hong Kong), LTD	2,836.73	0.09%	0.05%	475,167,000	260,125	412,500	394,903	361,303	505,337	356,647	504,001	501,398	429,325	447,925	412,725	583,225	448,325	260,125
Coatue Management, LLC	8,440.91	0.06%	0.05%	475,167,000	258,027	273,298	297,090	308,134	566,785	637,270	647,770	760,722	296,131	258,027	258,027	258,027	288,394	1,448,597
Neuberger Berman Investment Advisers, LLC	76,683.42	0.06%	0.05%	475,167,000	253,070	263,082	257,764	260,159	253,070	305,679	279,589	305,980	316,047	386,815	907,349	741,484	850,242	911,749
BlackRock Advisors (U.K.), LTD	148,588.83	0.05%	0.05%	475,167,000	248,982	261,023	261,054	273,881	270,396	264,455	282,705	248,982	322,712	647,984	742,430	757,994	659,946	693,483
Credit Suisse AG (Asset Management)	74,760.15	0.07%	0.05%	475,167,000	245,172	322,329	328,592	320,341	328,190	323,827	297,706	289,923	284,528	299,957	296,106	299,282	251,547	245,172
UBS Asset Management (U.K.), LTD	66,126.59	0.09%	0.05%	475,167,000	243,741	407,255	410,285	331,159	335,998	265,090	260,799	243,741	291,602	312,522	283,048	283,630	275,030	266,668
Gateway Investment Advisers, LLC	10,697.95	0.05%	0.05%	475,167,000	230,193	230,193	245,689	260,014	271,721	280,828	285,105	284,824	288,858	292,232	368,722	402,365	394,792	385,154
Deutsche Bank Trust Company Americas	48,691.50	0.06%	0.05%	475,167,000	226,188	279,283	541,124	567,597	304,602	528,417	226,188	541,757	1,265,626	652,953	570,774	674,047	842,368	817,422
Metlife Investment Advisors, LLC	17,944.21	0.05%	0.05%	475,167,000	225,300	228,697	231,002	229,924	229,385	228,629	225,565	228,113	225,300	227,809	230,283	231,168	242,894	241,783
Calamos Advisors, LLC	15,332.55	0.05%	0.05%	475,167,000	222,323	222,323	284,286	288,179	301,965	272,367	276,146	274,185	262,962	293,492	297,118	445,551	946,995	949,618
GWL Investment Management, LTD	36,840.83	0.07%	0.05%	475,167,000	219,671	309,380	323,328	318,959	256,142	221,628	219,671	266,887	266,741	272,521	269,610	272,362	267,901	255,576
BlackRock Asset Management Canada, LTD	30,905.45	0.05%	0.05%	475,167,000	218,749	252,174	251,240	246,605	246,563	238,413	242,547	235,528	235,847	233,433	228,843	218,749	222,040	226,731
Putnam Investment Management, LLC	45,831.60	0.16%	0.04%	475,167,000	201,886	755,711	923,675	873,912	843,339	758,015	681,561	1,041,994	504,966	437,832	444,705	335,684	252,703	201,886
Zevenbergen Capital Investments, LLC	2,125.68	0.04%	0.04%	475,167,000	199,323	199,323	236,038	247,607	289,319	283,530	301,383	320,143	321,625	339,747	326,975	407,661	361,863	361,368
Commerzbank Corporates & Markets (Germany) AG (Broker)	6,561.93	0.07%	0.04%	475,167,000	192,867	325,613	244,402	290,915	192,867	299,048	290,280	399,577	367,142	394,122	604,032	443,323	337,849	310,990
Barclays Capital, Inc.	28,972.68	0.06%	0.04%	475,167,000	189,171	307,894	189,171	273,613	295,748	229,271	249,541	312,701	395,211	531,935	366,097	361,250	396,787	299,320
Voya Investment Management Company, LLC	45,412.17	0.19%	0.04%	475,167,000	186,796	898,512	890,628	912,684	950,154	1,069,251	918,901	848,071	857,217	1,046,308	1,070,555	191,836	190,463	186,796
FM Global	8,387.27	0.04%	0.04%	475,167,000	183,000	183,500	183,500	183,500	183,500	183,500	195,000	183,000	183,000	191,000	198,000	250,500	237,000	227,000
Manulife Asset Management, LTD	24,126.51	0.04%	0.04%	475,167,000	178,292	181,365	178,292	185,419	184,334	188,137	230,317	234,783	229,162	211,578	187,082	193,006	200,106	182,666
Korea Investment Corporation	22,063.09	0.08%	0.04%	475,167,000	175,900	381,546	364,870	315,127	212,527	267,437	232,637	181,600	199,500	184,400	188,000	186,800	208,100	175,900
Teacher Retirement System of Texas	15,039.85	0.05%	0.04%	475,167,000	175,299	230,138	249,062	254,834	246,934	258,992	265,635	203,185	187,226	187,194	175,299	177,508	175,299	186,425

Schroder Investment Management North America, Inc.	19,356.84	0.05%	0.04%	475,167,000	171,215	215,616	291,786	266,886	275,072	341,864	216,885	210,827	248,311	263,679	258,031	259,356	178,599	171,215
State Street Global Advisors France S.A.	28,781.27	0.05%	0.04%	475,167,000	169,985	231,880	246,944	241,132	236,676	235,416	243,575	170,644	173,329	170,465	170,215	176,415	169,985	172,685
Tennessee Consolidated Retirement System	18,918.07	0.06%	0.04%	475,167,000	166,800	268,948	357,014	324,958	266,109	324,407	315,183	314,314	276,530	166,800	288,932	328,919	349,790	257,100
Colorado Public Employee Retirement Association	13,302.17	0.06%	0.03%	475,167,000	161,189	271,539	267,766	263,768	267,589	222,052	194,713	192,034	195,002	196,949	167,928	170,312	170,032	161,189
British Columbia Investment Management Corporation	35,323.61	0.04%	0.03%	475,167,000	160,006	184,847	160,006	204,723	202,121	179,530	176,386	185,316	194,266	194,238	189,581	202,956	201,576	221,899
Geneva Advisors, LLC	5,127.75	0.05%	0.03%	475,167,000	159,322	241,117	241,951	244,965	242,708	245,937	228,609	164,629	159,322	161,189	167,434	167,375	202,539	311,254
ProFund Advisors, LLC	11,288.51	0.04%	0.03%	475,167,000	158,732	200,038	158,732	219,757	232,285	270,597	259,066	230,879	279,593	288,187	238,780	207,274	233,367	213,668
Key Private Bank (Asset Management)	16,015.29	0.04%	0.03%	475,167,000	158,101	175,451	164,171	158,101	162,351	176,094	179,784	184,014	192,688	206,812	224,302	251,428	288,209	298,423
Fiduciary Trust Company International (Asset Management)	9,708.73	0.04%	0.03%	475,167,000	157,035	167,841	157,035	157,539	158,177	160,172	164,440	185,388	220,432	233,628	251,964	301,784	268,373	234,178
Aviva Investors Global Services, LTD (U.K.)	45,442.47	0.05%	0.03%	475,167,000	156,111	252,357	244,878	229,614	203,748	198,229	189,930	198,446	203,617	161,984	162,427	160,251	160,168	156,111
Security Investors, LLC	26,077.67	0.04%	0.03%	475,167,000	150,833	197,302	192,775	181,656	214,723	243,782	150,833	203,564	243,484	232,942	257,157	249,905	252,174	259,682
Deutsche Asset Management Investment GmbH	102,903.20	0.05%	0.03%	475,167,000	150,591	250,431	271,067	246,366	227,377	228,927	225,322	206,128	216,956	204,363	162,551	170,933	150,591	166,874
Sunamerica Asset Management, LLC	26,839.24	0.03%	0.03%	475,167,000	148,717	148,717	151,024	153,915	172,951	174,334	171,377	173,627	173,972	169,983	171,612	167,301	164,247	162,733
Michigan Department of Treasury Bureau of Investments	12,592.28	0.04%	0.03%	475,167,000	146,850	189,802	198,650	198,950	202,950	270,450	298,450	148,050	146,850	156,350	271,050	229,450	228,550	278,750
AMP Capital Investors, LTD	26,127.27	0.04%	0.03%	475,167,000	145,326	196,290	210,634	174,312	172,506	180,967	173,988	183,590	160,601	145,326	152,381	154,346	150,494	283,603
RBC Capital Markets, LLC	32,565.68	0.07%	0.03%	475,167,000	145,238	311,285	292,092	280,458	310,901	287,033	269,232	261,466	175,854	322,811	201,468	145,238	261,310	404,777
Kentucky Teachers' Retirement System	7,852.18	0.03%	0.03%	475,167,000	137,208	137,208	146,677	150,149	152,249	155,349	163,589	180,399	189,029	176,809	196,639	195,180	168,380	174,790
RBC (Channel Islands), LTD	1,405.84	0.03%	0.03%	475,167,000	135,279	135,279	141,379	160,868	194,229	194,148	191,648	199,343	225,926	225,926	222,796	209,893	202,189	202,189
Holland Capital Management, LLC	2,378.84	0.03%	0.03%	475,167,000	135,168	135,168	140,228	172,927	265,834	269,518	278,449	339,454	357,009	368,790	475,854	458,972	468,361	488,997
Primecap Management Company	104,381.73	0.07%	0.03%	475,167,000	134,550	309,638	291,238	291,238	291,238	278,870	278,870	278,470	241,065	220,580	220,280	134,550	141,350	142,500
Criterion Capital Management, LLC	2,375.97	0.04%	0.03%	475,167,000	133,886	185,303	173,195	191,125	225,704	236,431	279,043	302,773	308,284	133,886	269,008	444,148	336,691	354,291
John W. Bristol & Company	3,550.85	0.03%	0.03%	475,167,000	131,411	131,411	136,559	141,555	178,208	184,608	225,116	307,831	334,325	369,654	374,305	388,639	308,640	314,026
The Dreyfus Corporation	29,145.27	0.07%	0.03%	475,167,000	129,966	325,222	383,286	422,249	408,141	411,678	394,107	428,667	130,767	129,966	130,045	353,512	422,842	434,983
AGF Investments, Inc.	12,515.59	0.03%	0.03%	475,167,000	120,996	144,641	152,290	159,256	163,406	155,303	157,791	156,653	162,750	169,503	130,218	129,026	128,090	120,996
BMO Global Asset Management (U.K.)	15,530.33	0.03%	0.03%	475,167,000	120,687	121,258	125,350	121,869	121,064	123,201	120,687	122,919	122,156	185,821	270,163	270,671	284,478	293,597
Schroder Investment Management, LTD	100,011.05	0.06%	0.03%	475,167,000	119,603	283,812	292,287	281,814	251,028	316,544	414,679	368,500	322,192	353,819	290,506	346,864	130,283	119,603
Texas Permanent School Fund	7,508.63	0.02%	0.02%	475,167,000	118,145	118,145	121,180	125,526	133,072	135,455	136,761	139,025	142,560	144,370	147,146	155,393	163,249	171,675
Nuveen Asset Management, LLC	23,216.95	0.03%	0.02%	475,167,000	116,856	160,252	140,395	145,695	139,877	147,322	149,676	141,351	137,967	124,028	119,953	119,903	116,856	117,666
INVESCO Asset Management, LTD (U.K.)	78,201.42	0.02%	0.02%	475,167,000	113,369	113,369	121,884	117,910	118,614	129,323	125,576	164,447	181,456	199,968	196,452	150,058	167,898	162,862
Cornerstone Capital Management Holdings, LLC	14,416.08	0.04%	0.02%	475,167,000	111,901	200,000	204,824	172,963	178,022	174,055	169,032	143,224	116,394	111,904	111,901	115,675	155,251	134,062
Comerica Bank (Asset Management)	12,475.26	0.02%	0.02%	475,167,000	109,851	117,537	116,567	109,851	115,023	110,733	115,213	117,580	120,990	113,608	113,016	118,005	144,562	144,259
USS Investment Management, LTD	10,252.58	0.02%	0.02%	475,167,000	107,000	107,000	194,000	194,000	194,000	194,000	255,000	255,000	255,000	255,000	255,000	255,000	163,000	163,000
Amundi Asset Management S.A.	82,648.96	0.03%	0.02%	475,167,000	105,991	151,243	158,018	156,610	174,135	210,579	162,282	144,869	152,465	158,342	105,991	110,838	143,210	148,941
Asset Management One Company, LTD	139,630.62	0.16%	0.02%	475,167,000	105,652	757,253	143,525	130,020	127,798	132,076	114,594	105,652	112,789	117,371	130,731	646,773	624,417	641,750
Brighton Jones, LLC	265.00	0.03%	0.02%	475,167,000	105,075	131,594	170,154	179,310	162,861	162,813	164,356	105,075	119,104	126,635	127,524	127,560	127,293	127,748
Deka Investment GmbH	38,187.60	0.03%	0.02%	475,167,000	103,172	155,595	158,586	137,861	127,821	136,770	141,294	134,301	139,710	130,491	131,186	132,682	103,172	105,997
Employees Retirement System of Texas	10,474.26	0.02%	0.02%	475,167,000	102,776	102,776	105,300	105,300	107,100	106,500	105,400	104,400	103,400	116,400	121,400	123,400	132,500	137,500
BNP Paribas Arbitrage S.A. (U.S.)	20,569.60	0.02%	0.02%	475,167,000	100,997	107,833	230,889	100,997	348,265	343,922	494,266	426,160	682,256	848,017	645,231	383,319	580,759	880,253
BlackRock Investment Management (Australia), LTD	16,193.20	0.03%	0.02%	475,167,000	100,712	140,991	123,993	130,941	125,149	126,133	133,657	121,726	122,839	128,402	109,959	114,510	104,458	100,712
NISA Investment Advisors, LLC	8,010.59	0.02%	0.02%	475,167,000	99,595	106,400	106,095	103,980	99,595	99,945	101,165	100,490	104,790	103,990	105,590	105,340	108,840	108,990
Gulf International Bank (U.K.), LTD	7,790.04	0.03%	0.02%	475,167,000	98,704	123,423	122,233	121,113	119,813	118,208	114,583	114,083	112,820	109,596	107,389	106,839	99,687	98,704
Delaware Investments	51,630.17	0.03%	0.02%	475,167,000	98,300	141,743	153,260	157,743	148,779	145,600	138,000	127,000	111,300	98,300	110,600	124,550	119,050	114,650
Arizona State Retirement System	6,791.55	0.02%	0.02%	475,167,000	94,922	97,522	96,922	94,922	104,722	103,322	104,922	106,222	106,222	106,222	105,422	103,822	105,622	106,022
Hartford Investment Management Company	5,348.08	0.02%	0.02%	475,167,000	94,783	99,780	97,910	94,783	96,684	95,766	97,174	95,748	101,597	109,120	97,910	99,482	100,574	102,707
U.S. Bank Private Asset Management	27,718.39	0.04%	0.02%	475,167,000	94,486	178,519	164,227	161,156	144,477	132,130	126,480	100,675	99,437	98,783	101,574	101,515	100,259	94,486
Fidelity International Limited - FIL Investment Services (U.K.), LTD	88,648.12	0.02%	0.02%	475,167,000	92,312	92,312	151,049	142,454	150,375	134,408	152,304	274,327	319,003	289,517	309,162	327,055	309,987	310,639
AXA Investment Managers (U.K.), LTD	24,011.02	0.03%	0.02%	475,167,000	89,831	141,687	144,254	143,313	145,391	138,393	116,095	99,849	89,831	95,941	204,577	210,060	188,511	131,148
Piedmont Investment Advisors, LLC	4,913.94	0.02%	0.02%	475,167,000	89,635	114,258	124,345	136,017	132,171	141,668	156,072	155,321	89,635	104,020	132,141	120,517	109,895	99,668
SEI Investments Management Corporation	20,775.77	0.04%	0.02%	475,167,000	87,727	194,982	235,341	225,225	211,241	220,846	151,834	115,281	96,216	87,727	184,909	250,934	288,646	357,599
NGAM Advisors, L.P.	8,307.63	0.03%	0.02%	475,167,000	87,494	137,271	122,832	117,417	109,880	106,696	108,195	116,250	109,212	87,494	91,029	158,988	117,272	128,707
Aperio Group, LLC	13,278.41	0.04%	0.02%	475,167,000	85,713	169,535	175,907	168,407	156,603	151,455	141,837	123,859	106,555	98,963	96,725	86,254	89,333	85,713
ExxonMobil Investment Management, Inc.	4,464.37	0.02%	0.02%	475,167,000	84,772	91,288	100,470	100,149	94,004	86,157	88,041	84,772	91,575	89,509	92,839	94,832	97,425	96,514
Huntington Steele, LLC	300.17	0.02%	0.02%	475,167,000	83,701	83,701	83,809	83,749	83,764	93,872	103,872	113,843	128,837	139,081	138,068	137,068	136,060	135,060
D.E. Shaw & Company, L.P.	44,601.27	0.11%	0.02%	475,167,000	82,829	539,476	1,080,874	1,187,056	374,877	230,608	803,745	1,641,798	1,403,830	818,298	132,036	82,829	264,569	471,115
Segall Bryant & Hamill Investment Counsel	4,109.06	0.02%	0.02%	475,167,000	81,854	97,856	92,741	116,928	116,663	109,899	110,765	112,398	114,243	81,854	84,960	87,618	124,904	188,772
AXA Rosenberg Investment Management, LLC (U.S.)	12,827.60	0.02%	0.02%	475,167,000	79,900	109,883	120,083	116,583	114,500	114,900	116,620	103,900	97,800	84,500	86,700	79,900	91,050	88,750
AP 4/Fjärde AP-Fonden	15,876.13	0.02%	0.02%	475,167,000	79,414	86,914	95,606	92,928	91,867	79,691	79,414	84,267	89,726	94,586	100,802	108,572	105,995	101,531
AEGON Asset Management N.V. (Netherlands)	9,849.36	0.02%	0.02%	475,167,000	79,181	79,181	82,749	157,225	158,565	154,839	159,540	153,909	156,088	157,939	176,697	179,508	169,669	181,028
Swedbank Robur Fonder AB	64,402.51	0.10%	0.02%	475,167,000	75,580	476,735	329,894	303,079	240,966	281,528	228,743	86,266	91,576	139,780	105,980	75,580	75,780	91,112
OppenheimerFunds, Inc	137,912.76	0.10%	0.02%	475,167,000	75,407	471,971	593,406	526,511	583,232	796,243	667,377	441,149	75,407	84,247	175,777	225,050	229,693	408,333
Victory Capital Management, Inc.	41,015.28	0.03%	0.02%	475,167,000	75,364	121,324	101,061	83,664	75,364	100,761	143,293	165,127	188,825	168,391	132,932	250,651	291,435	232,954
Robeco Institutional Asset Management B.V.	31,617.96	0.04%	0.02%	475,167,000	73,307	174,156	236,009	219,356	234,638	129,783	97,010	81,638	80,917	81,405	78,491	77,066	73,307	94,679
FIAM, LLC	39,997.84	0.07%	0.02%	475,167,000	73,062	345,061	294,196	273,960	272,988	240,686	266,018	73,062	99,325	106,440	104,131	99,725	156,706	126,996

J.P. Morgan Asset Management (UK), LTD	95,242.05	0.04%	0.02%	475,167,000	72,940	182,966	192,613	209,771	156,720	156,672	181,642	470,556	218,499	72,940	302,348	488,259	402,946	513,960
Raymond James & Associates, Inc.	51,086.12	0.07%	0.01%	475,167,000	69,971	354,751	319,659	228,734	214,694	189,167	152,458	96,711	75,991	69,971	77,763	82,553	79,521	76,038
BlackRock Asset Management (Deutschland) AG	38,874.24	0.02%	0.01%	475,167,000	69,787	87,731	87,244	83,171	81,942	84,666	69,787	82,000	85,528	82,054	84,343	91,898	94,886	86,971
Capital Guardian Trust Company (U.S.)	23,086.55	0.05%	0.01%	475,167,000	68,760	235,641	153,520	105,640	81,154	82,549	68,760	70,408	76,188	78,552	88,057	93,697	120,516	126,256
Peregrine Capital Management, LLC.	3,840.99	0.01%	0.01%	475,167,000	68,608	68,608	68,608	68,608	79,602	88,704	102,385	103,626	104,989	101,731	101,731	111,130	119,698	125,283
Golden Capital Management, LLC	7,700.65	0.02%	0.01%	475,167,000	67,425	112,347	116,668	94,213	85,594	85,734	77,897	74,142	73,936	75,848	67,425	78,812	88,284	79,131
PNC Bank, N.A. (Asset Management)	59,583.92	0.02%	0.01%	475,167,000	65,974	84,495	85,293	83,290	86,528	82,899	103,336	104,035	105,808	89,980	79,509	69,897	65,974	66,523
Utah Retirement Systems	3,973.17	0.02%	0.01%	475,167,000	65,053	71,353	71,253	71,353	68,653	68,453	68,353	67,953	67,253	65,053	65,053	65,253	66,053	65,553
Silvant Capital Management, LLC	1,246.94	0.02%	0.01%	475,167,000	64,199	72,244	71,871	66,729	67,844	66,932	66,727	65,709	64,199	69,250	67,618	67,975	75,423	96,948
Tocqueville Asset Management, L.P.	8,198.54	0.03%	0.01%	475,167,000	63,571	148,773	155,683	160,210	164,481	162,495	168,748	174,928	174,144	170,772	124,067	121,987	69,569	63,571
Lazard Asset Management, LLC (U.S.)	80,137.85	0.01%	0.01%	475,167,000	62,497	62,497	82,961	89,255	114,783	130,651	226,923	396,704	440,326	473,151	521,504	582,227	615,217	660,134
PSP Investments	10,616.12	0.02%	0.01%	475,167,000	62,452	102,152	103,252	73,352	62,452	98,152	101,052	131,452	132,152	153,532	179,632	140,332	136,210	137,910
J.P. Morgan Securities, LLC (Broker)	42,216.61	0.01%	0.01%	475,167,000	61,186	66,732	61,186	235,826	272,734	443,564	92,723	496,203	584,253	470,901	509,408	485,798	337,746	507,954
Amundi Japan, LTD	8,381.48	0.02%	0.01%	475,167,000	61,025	106,235	114,665	95,095	92,695	114,850	74,905	66,275	63,975	61,025	95,225	91,925	92,525	93,025
Mitsubishi UFJ Kokusai Asset Management Company, LTD	36,214.75	0.02%	0.01%	475,167,000	60,321	100,329	98,022	98,520	92,465	81,646	74,227	60,321	65,308	81,805	77,733	94,866	89,560	77,875
Birch Hill Investment Advisors, LLC	1,101.03	0.01%	0.01%	475,167,000	58,634	60,155	59,616	59,247	58,634	60,861	67,762	68,950	68,740	67,285	67,459	66,048	63,243	60,009
FoxHaven Asset Management, L.P.	1,356.85	0.03%	0.01%	475,167,000	57,138	132,450	145,762	145,762	145,762	157,578	162,505	151,010	126,505	90,174	90,174	90,174	80,633	57,138
Deutsche Investment Management Americas, Inc.	22,894.69	0.07%	0.01%	475,167,000	56,706	334,964	331,460	293,281	283,524	415,679	414,203	303,747	306,051	183,100	185,948	200,728	56,706	58,171
Oak Associates, LTD	1,012.06	0.01%	0.01%	475,167,000	55,154	59,182	64,931	55,154	60,510	60,215	60,874	65,063	66,263	66,536	67,426	72,378	73,605	92,087
Davenport & Company, LLC (Asset Management)	6,995.27	0.01%	0.01%	475,167,000	54,616	54,616	54,906	55,102	55,410	110,180	142,604	139,708	177,840	172,347	173,327	173,875	155,350	122,955
Fideuram Asset Management (Ireland), LTD	8,061.03	0.01%	0.01%	475,167,000	53,775	53,775	54,151	68,387	77,637	72,113	83,110	83,677	95,452	107,166	111,624	109,932	99,035	88,162
Storebrand Asset Management AS	12,929.26	0.01%	0.01%	475,167,000	52,919	63,812	57,840	55,062	52,919	60,683	59,123	58,930	70,465	74,009	68,576	67,110	63,281	64,601
ClearArc Capital, Inc.	13,046.07	0.03%	0.01%	475,167,000	52,719	120,528	104,369	100,188	96,425	93,302	87,330	82,541	79,384	79,958	81,870	73,019	52,719	58,087
M&G Investment Management, LTD	57,334.71	0.01%	0.01%	475,167,000	51,286	52,066	58,804	84,795	77,353	51,286	73,273	92,080	176,264	211,737	204,839	105,100	80,267	89,694
First Republic Investment Management, Inc.	11,497.26	0.02%	0.01%	475,167,000	50,631	90,127	85,503	84,571	63,967	54,052	50,631	54,872	60,385	89,542	77,532	71,213	61,093	60,545
Irish Life Investment Managers, LTD	7,646.88	0.01%	0.01%	475,167,000	50,267	61,300	62,155	61,179	59,365	63,029	60,550	60,198	56,075	55,362	54,860	52,431	50,267	177,967
Rathbone Investment Management, LTD	15,791.39	0.02%	0.01%	475,167,000	50,098	83,940	78,420	73,315	71,566	68,229	64,358	67,804	68,007	68,751	67,276	67,669	60,892	50,098
Polar Capital, LLP	9,664.23	0.02%	0.01%	475,167,000	49,395	96,110	97,500	78,367	86,653	78,251	71,387	97,873	86,900	49,395	72,144	114,600	66,824	66,700
Virginia Retirement System	7,449.76	0.02%	0.01%	475,167,000	49,244	82,200	107,400	110,900	105,661	113,853	123,736	86,730	61,099	51,982	53,646	51,958	49,826	49,244
Mason Street Advisors, LLC	3,695.11	0.01%	0.01%	475,167,000	49,050	53,951	53,230	52,113	51,428	50,216	49,626	49,170	49,050	127,067	129,065	161,966	173,601	155,695
Cornerstone Capital Management, LLC	634.63	0.01%	0.01%	475,167,000	48,825	48,825	48,825	157,069	232,201	207,525	237,717	308,641	285,798	279,702	243,372	201,126	264,361	281,430
The Ayco Company, L.P.	4,220.28	0.01%	0.01%	475,167,000	48,515	52,891	55,024	56,511	56,923	48,515	48,878	90,879	91,562	91,656	91,980	91,772	90,353	112,470
Nomura Asset Management Company, LTD	111,403.41	0.01%	0.01%	475,167,000	48,074	54,219	56,447	54,377	56,702	54,393	55,904	54,318	51,996	52,138	55,057	52,345	49,097	48,074
KLP Kapitalforvaltning AS	11,323.05	0.01%	0.01%	475,167,000	47,400	62,971	60,271	58,471	54,571	54,271	52,400	51,900	51,600	52,600	53,700	51,500	48,600	47,400
R.H. Bluestein & Company	1,533.11	0.01%	0.01%	475,167,000	46,517	64,057	58,851	56,701	56,612	90,406	84,029	97,167	78,711	76,781	76,872	77,011	46,517	47,306
Mutual of America Capital Management	5,299.96	0.01%	0.01%	475,167,000	46,227	51,183	49,291	47,510	50,658	49,331	49,086	48,514	48,237	47,749	47,452	46,227	47,179	46,579
Barton Investment Management, LLC	300.35	0.01%	0.01%	475,167,000	45,960	48,464	48,826	48,907	68,929	51,439	49,677	49,874	51,319	51,052	51,217	47,136	45,960	46,511
Coöperatieve Media Pensioen Diensten U.A.	779.21	0.01%	0.01%	475,167,000	45,790	50,690	50,690	50,690	50,690	45,790	50,790	50,790	50,790	48,570	48,570	58,570	58,570	59,200
Whittier Trust Company	3,293.95	0.01%	0.01%	475,167,000	45,493	46,839	46,504	46,478	46,148	45,884	45,493	54,476	51,585	50,091	51,907	50,587	49,550	46,920
Handelsbanken Asset Management (Sweden)	33,537.16	0.02%	0.01%	475,167,000	43,372	105,910	175,999	113,596	43,372	107,191	114,592	111,785	78,009	64,327	63,497	53,367	52,065	51,083
Advance Asset Management, LTD	5,418.74	0.02%	0.01%	475,167,000	43,133	103,509	123,184	128,211	91,170	91,170	69,083	43,133	51,646	70,539	61,033	56,864	66,854	45,855
CIBC Asset Management, Inc.	18,039.81	0.01%	0.01%	475,167,000	43,114	60,997	58,677	57,205	56,380	55,401	49,947	49,349	46,482	43,114	51,195	50,778	52,445	49,946
Logan Capital Management, Inc.	1,244.73	0.01%	0.01%	475,167,000	41,622	41,622	42,017	42,808	43,250	43,968	45,811	49,773	54,731	56,647	82,409	83,107	83,081	84,397
Edge Asset Management, Inc.	13,280.42	0.01%	0.01%	475,167,000	40,742	40,742	48,922	48,967	61,244	51,691	60,807	72,705	67,205	63,865	62,477	62,556	60,000	60,050
Oregon State Treasury	4,871.21	0.02%	0.01%	475,167,000	40,042	84,030	84,118	61,176	62,565	61,952	72,552	71,934	42,634	41,634	40,542	40,042	56,442	56,342
Telemark Asset Management, LLC	458.23	0.01%	0.01%	475,167,000	40,000	60,000	70,000	70,000	70,000	90,000	100,000	100,000	100,000	60,000	70,000	40,000	80,000	110,000
Sequoia Capital Operations, LLC	723.81	0.01%	0.01%	475,167,000	40,000	43,000	55,000	40,000	100,000	60,000	91,500	115,000	75,000	90,000	100,000	282,106	332,106	262,106
New Mexico Educational Retirement Board	2,160.92	0.01%	0.01%	475,167,000	39,965	42,065	39,965	45,065	42,565	41,665	43,065	40,265	44,065	45,865	49,765	49,365	48,465	51,465
Columbia Threadneedle Investments (U.K.)	51,987.12	0.07%	0.01%	475,167,000	39,775	320,617	345,697	350,872	363,701	299,977	367,962	355,687	220,515	77,185	39,775	93,702	62,261	273,194
ACTIAM N.V.	13,240.40	0.02%	0.01%	475,167,000	39,766	101,750	100,458	94,506	87,818	72,796	63,287	53,234	39,766	52,845	51,694	53,953	48,104	46,812
Bridgeway Capital Management, Inc.	7,666.03	0.01%	0.01%	475,167,000	39,298	39,327	39,298	50,210	57,940	53,645	54,010	54,265	58,120	69,420	63,840	60,090	56,430	59,225
Glynn Capital Management, LLC	292.20	0.01%	0.01%	475,167,000	39,222	46,891	41,527	39,222	39,620	42,107	50,464	58,019	60,384	74,464	74,134	74,994	57,734	52,965
WCM Investment Management	10,142.52	0.01%	0.01%	475,167,000	39,076	63,935	56,224	43,193	39,076	39,190	52,367	83,359	117,636	117,977	123,776	125,008	68,447	68,039
Aberdeen Asset Managers, LTD (U.K.)	97,636.90	0.04%	0.01%	475,167,000	38,803	168,737	180,549	176,937	179,093	175,196	152,365	153,630	155,983	187,589	247,042	274,939	38,803	39,013
Cohen Klingenstein, LLC	579.85	0.01%	0.01%	475,167,000	38,771	38,771	40,695	40,695	40,695	40,785	40,785	40,785	40,910	40,935	40,935	40,935	40,935	43,060
Wilmington Trust Investment Management, LLC	12,242.09	0.01%	0.01%	475,167,000	38,670	50,200	47,224	48,805	44,158	42,511	45,323	48,639	50,993	48,288	52,164	42,950	43,066	38,670
Sumitomo Mitsui Asset Management Company, LTD	15,294.24	0.03%	0.01%	475,167,000	38,384	131,856	79,839	77,287	77,312	44,788	38,384	39,695	41,391	48,844	52,303	55,663	55,783	53,253
Nordea Investment Management (Denmark)	62,227.38	0.04%	0.01%	475,167,000	37,599	177,732	150,221	139,410	117,699	90,041	73,270	92,605	106,018	140,648	153,086	143,991	45,010	37,599
Windward Capital Management Co.	524.71	0.01%	0.01%	475,167,000	37,596	39,941	52,113	55,839	55,510	55,562	44,662	43,520	47,403	45,655	38,543	37,825	37,596	43,269
Mackenzie Financial Corporation	27,013.41	0.01%	0.01%	475,167,000	37,180	42,343	37,180	92,448	73,152	89,455	53,615	50,920	55,470	51,380	70,850	74,780	88,140	56,280
Ithaka Group, LLC (The)	507.46	0.01%	0.01%	475,167,000	37,147	37,184	44,001	51,316	52,228	51,275	42,021	37,147	40,078	44,227	92,839	96,424	84,516	72,842
IBM Retirement Plan (U.S.)	2,481.71	0.01%	0.01%	475,167,000	36,620	36,620	36,734	51,264	49,810	93,005	92,982	93,288	92,707	92,819	93,283	96,018	94,846	146,834
GAM Investment Management (Switzerland) AG	10,010.76	0.01%	0.01%	475,167,000	36,513	57,726	53,080	47,924	43,411	43,595	38,865	36,756	37,007	36,513	36,717	36,717	38,927	38,259
BMO Asset Management Inc.	39,886.74	0.02%	0.01%	475,167,000	36,023	72,681	81,320	66,739	63,478	58,702	55,246	58,780	56,926	53,437	45,998	39,443	38,106	36,023
World Asset Management, Inc.	2,654.93	0.01%	0.01%	475,167,000	35,804	35,804	38,799	37,426	36,961	41,455	39,759	39,067	43,469	43,634	52,918	49,270	49,232	55,758
Danske Capital (Denmark)	21,875.25	0.01%	0.01%	475,167,000	35,482	54,725	48,818	93,539	102,588	49,894	47,519	52,152	48,801	57,965	51,344	39,587	39,137	35,482

BP Investment Management, LTD	6,448.51	0.01%	0.01%	475,167,000	35,000	47,000	48,400	48,400	42,500	57,000	55,000	60,000	57,000	57,000	42,000	40,000	35,000	35,000
Frost Investment Advisors, LLC	2,910.85	0.01%	0.01%	475,167,000	34,032	47,082	48,103	48,766	48,672	48,677	45,557	46,796	40,061	38,614	34,804	34,032	37,712	36,931
Fiera Capital, Inc.	2,333.24	0.01%	0.01%	475,167,000	33,850	33,850	38,188	39,651	46,962	54,245	58,445	70,692	229,201	229,201	229,201	229,201	229,201	229,201
Jacobs Levy Equity Management, Inc.	5,172.80	0.02%	0.01%	475,167,000	33,430	105,347	110,380	85,777	118,668	134,084	120,041	123,111	172,559	160,965	139,605	51,711	172,941	33,430
Advantus Capital Management, Inc.	3,665.15	0.01%	0.01%	475,167,000	32,985	39,777	39,380	38,358	37,911	37,344	36,180	36,301	35,658	34,378	33,538	33,124	33,161	32,985
Norinchukin Zenkyoren Asset Management Company, LTD	3,591.33	0.01%	0.01%	475,167,000	32,892	43,946	40,928	39,878	39,269	37,372	41,197	40,772	41,598	41,819	34,504	32,892	36,792	35,315
Rathbone Unit Trust Management, LTD	3,179.10	0.01%	0.01%	475,167,000	32,400	43,860	43,250	41,700	41,900	41,900	41,900	41,900	41,900	42,400	42,400	42,400	37,400	32,400
Waverton Investment Management, LTD	2,605.86	0.01%	0.01%	475,167,000	31,238	64,506	48,369	37,677	31,238	38,542	50,869	50,840	50,940	50,970	50,940	50,870	71,380	71,084
Mediolanum Asset Management, LTD	3,732.67	0.01%	0.01%	475,167,000	31,134	31,134	31,372	31,632	32,032	32,810	32,565	32,785	32,599	34,586	33,441	34,141	36,289	39,307
Sampension Administrationsselskab A/S	6,453.57	0.01%	0.01%	475,167,000	31,019	45,367	45,367	45,367	42,239	42,239	37,477	37,477	37,477	37,477	31,019	31,019	35,836	35,836
Envestnet Asset Management, Inc.	27,567.09	0.01%	0.01%	475,167,000	30,770	36,319	37,723	47,287	43,028	44,129	44,492	41,934	41,203	30,770	37,036	36,673	36,405	36,483
Storebrand Asset Management AS (Sweden)	4,003.60	0.01%	0.01%	475,167,000	30,533	31,079	31,094	32,527	32,527	31,362	32,397	32,397	32,397	33,439	33,439	32,014	31,530	30,533
Kentucky Retirement Systems	2,015.61	0.01%	0.01%	475,167,000	29,475	41,388	51,573	48,523	52,942	43,593	39,130	38,223	37,873	41,713	29,475	43,662	43,662	43,741
INTECH Investment Management, LLC	39,379.38	0.12%	0.01%	475,167,000	28,387	555,923	580,375	631,544	678,849	199,049	111,349	44,956	33,387	44,187	68,587	152,787	126,987	28,387
Centre Asset Management, LLC	530.84	0.01%	0.01%	475,167,000	27,920	27,920	38,370	39,754	44,294	41,474	36,114	35,184	37,374	36,614	37,460	34,200	35,480	34,120
Granite Investment Partners, LLC	1,405.25	0.01%	0.01%	475,167,000	27,913	28,078	27,913	30,958	30,937	35,263	35,259	35,377	35,106	29,266	31,386	32,900	33,431	37,281
LMCG Investments, LLC	5,647.60	0.01%	0.01%	475,167,000	27,542	27,825	27,542	29,173	32,727	33,382	34,035	38,504	42,119	40,082	39,934	39,390	43,598	45,224
RBC Global Asset Management, Inc.	83,834.99	0.07%	0.01%	475,167,000	26,849	347,229	213,936	249,971	221,600	184,782	237,610	162,551	149,887	29,320	90,223	134,921	26,849	196,372
Öhman Fonder AB	4,722.21	0.01%	0.01%	475,167,000	26,440	39,369	37,190	36,149	27,500	28,000	27,700	28,300	28,600	28,800	27,140	26,940	26,440	27,000
Ameritas Investment Partners, Inc	1,989.54	0.01%	0.01%	475,167,000	25,636	28,295	25,636	26,332	26,224	27,567	27,505	28,026	27,618	27,770	27,699	28,477	29,367	30,749
Thornburg Investment Management, Inc.	27,770.74	0.01%	0.01%	475,167,000	24,903	24,903	25,816	25,816	35,558	29,451	35,521	120,950	176,225	176,889	150,414	171,804	163,833	146,885
Louisiana State Employees Retirement System	3,055.80	0.01%	0.01%	475,167,000	24,800	24,800	25,000	25,400	25,800	26,900	28,000	27,800	27,400	28,600	29,100	29,300	29,500	29,900
Ashfield Capital Partners, LLC	1,021.38	0.01%	0.01%	475,167,000	24,561	24,561	29,737	32,726	36,524	29,047	33,517	35,997	36,950	86,680	96,179	99,794	105,496	69,519
State Street Global Advisors (Japan) Company, LTD	5,136.45	0.01%	0.01%	475,167,000	24,536	24,804	24,804	24,804	24,804	24,536	27,166	27,166	26,200	26,200	27,100	27,100	28,100	28,100
Columbia Partners, LLC Investment Management	1,128.85	0.01%	0.01%	475,167,000	24,427	24,427	25,775	26,535	31,807	34,425	34,336	34,862	39,543	40,685	41,338	56,713	61,266	61,394
Baron Capital Management, Inc.	19,765.42	0.01%	0.01%	475,167,000	23,794	56,481	75,849	76,872	63,073	62,928	64,617	60,036	61,111	56,655	23,794	41,040	41,428	34,660
Sterling Capital Management, LLC	15,948.61	0.01%	0.00%	475,167,000	23,493	39,264	38,267	37,976	35,545	33,705	29,619	24,164	25,753	23,493	34,212	29,896	32,606	35,225
Zürcher Kantonalbank (Asset Management)	30,462.00	0.03%	0.00%	475,167,000	23,069	158,876	189,732	154,634	122,267	121,173	109,056	45,702	40,866	26,934	33,411	28,647	32,979	23,069
La Banque Postale Asset Management	11,459.33	0.01%	0.00%	475,167,000	22,809	25,713	44,350	36,945	46,819	47,233	42,203	42,039	42,047	22,809	24,716	23,100	27,400	34,400
MacGuire, Cheswick & Tuttle Investment Counsel, LLC.	485.21	0.01%	0.00%	475,167,000	22,742	25,981	25,378	25,808	25,338	24,509	22,814	23,019	23,124	23,049	23,044	22,794	22,742	23,567
GLG Partners, L.P.	13,034.52	0.02%	0.00%	475,167,000	22,608	74,178	38,846	27,588	32,864	37,407	143,901	125,510	43,629	41,903	22,608	39,965	39,208	39,375
Martingale Asset Management	7,094.76	0.01%	0.00%	475,167,000	22,339	56,204	76,158	77,587	80,116	72,650	62,288	42,606	22,653	23,989	22,339	32,899	50,732	35,289
Capstone Asset Management Company	3,488.88	0.01%	0.00%	475,167,000	21,749	26,678	26,864	25,624	29,981	29,906	26,854	25,483	23,697	23,597	22,277	21,749	27,428	32,229
Allianz Global Investors GmbH	65,926.43	0.07%	0.00%	475,167,000	21,711	323,964	244,076	223,297	209,899	172,088	21,711	24,880	50,230	90,965	47,687	43,713	43,271	41,244
Creative Planning, Inc.	16,412.85	0.01%	0.00%	475,167,000	21,500	64,245	56,072	50,289	47,310	49,597	37,609	32,388	30,210	33,467	28,398	24,767	22,944	21,500
Sentry Investment Management, LLC	2,379.07	0.01%	0.00%	475,167,000	21,143	32,257	32,005	30,206	29,734	29,615	33,479	32,217	27,458	21,143	22,183	24,394	21,890	21,690
Meiji Yasuda Asset Management Company, LTD	2,750.73	0.01%	0.00%	475,167,000	20,520	24,302	24,735	23,612	23,200	21,947	21,815	20,988	20,520	21,044	22,021	24,201	24,003	25,694
Gabelli Funds, LLC	16,964.58	0.01%	0.00%	475,167,000	20,500	44,990	44,990	44,990	44,990	39,800	36,900	34,700	33,500	33,200	33,200	28,200	20,500	20,500
Fort Washington Investment Advisors, Inc.	5,978.45	0.04%	0.00%	475,167,000	20,077	198,018	184,496	184,309	186,587	187,499	184,534	185,915	166,037	156,130	20,077	54,542	21,238	22,643
Commonwealth Equity Services, Inc.	13,536.82	0.01%	0.00%	475,167,000	19,816	67,827	59,128	53,407	46,352	39,289	31,912	26,678	27,724	29,686	27,361	30,715	25,400	19,816
Capital International, LTD (U.K.)	3,386.49	0.01%	0.00%	475,167,000	19,260	27,640	24,250	28,430	28,310	28,560	19,260	19,460	26,960	28,360	31,460	32,260	35,960	35,900
AP 3/Tredje AP-Fonden	11,874.02	0.01%	0.00%	475,167,000	18,620	26,516	33,929	37,763	38,155	28,874	27,508	18,620	47,577	47,577	56,197	56,197	26,180	26,180
Northeast Investment Management, Inc.	1,041.91	0.01%	0.00%	475,167,000	18,518	35,261	33,146	30,919	29,412	28,182	24,275	19,004	18,518	19,906	33,936	35,700	35,726	33,427
BMO Asset Management U.S.	26,551.34	0.04%	0.00%	475,167,000	18,141	199,210	197,456	139,300	141,475	93,635	18,378	18,141	19,937	19,743	18,666	21,580	20,097	19,903
Badgley Phelps & Bell, Inc.	1,152.40	0.01%	0.00%	475,167,000	17,725	25,425	25,507	25,980	26,604	26,206	25,550	26,248	27,099	29,358	23,629	23,327	17,725	17,751
Delta Lloyd Asset Management N.V.	6,561.27	0.01%	0.00%	475,167,000	17,666	37,004	67,747	64,008	68,886	65,589	64,411	62,877	21,245	21,658	20,480	23,193	19,795	17,666
Davis Selected Advisers, L.P.	24,113.75	0.40%	0.00%	475,167,000	17,313	1,911,921	2,031,382	2,235,410	2,662,030	2,803,142	3,126,309	4,497,620	4,631,023	4,670,390	3,320,506	2,341,553	1,096,136	17,313
Fiduciary Trust Company (U.S.)	3,086.01	0.01%	0.00%	475,167,000	16,857	28,256	21,203	21,080	22,326	17,206	17,065	16,857	17,374	19,736	20,442	21,272	20,389	20,038
Stifel, Nicolaus & Company, Inc.	13,234.11	0.01%	0.00%	475,167,000	16,758	56,906	42,871	39,097	37,403	35,176	159,294	19,609	16,758	18,627	32,749	35,251	39,753	21,090
BMO Capital Markets	37,408.24	0.04%	0.00%	475,167,000	16,660	210,857	172,668	148,970	16,660	44,265	225,418	117,382	500,186	394,037	272,342	244,136	282,743	345,596
Capital One Asset Management, LLC	1,334.39	0.01%	0.00%	475,167,000	15,893	27,252	27,175	27,323	26,722	25,031	23,075	22,144	20,658	18,331	18,094	15,893	15,900	16,133
JAG Capital Management, LLC	450.06	0.01%	0.00%	475,167,000	15,160	26,809	27,319	27,842	29,190	37,085	38,294	39,216	19,821	15,160	30,480	30,615	48,233	48,980
BlackRock International, LTD	17,708.66	0.01%	0.00%	475,167,000	14,929	50,352	62,911	71,503	68,960	58,138	77,348	60,086	42,869	42,367	23,216	41,653	39,647	14,929
MFS Investment Management Canada, LTD	9,233.25	0.01%	0.00%	475,167,000	14,892	34,876	41,665	43,926	44,461	41,664	15,640	14,892	17,265	21,500	22,528	20,521	17,343	19,962
AQR Capital Management, LLC	83,802.37	0.11%	0.00%	475,167,000	14,228	531,218	547,459	499,712	540,278	497,385	435,442	104,567	22,583	14,228	95,427	191,750	355,850	363,050
ABN AMRO Investment Solutions S.A.	8,434.31	0.01%	0.00%	475,167,000	14,080	33,957	29,410	31,065	31,261	51,338	58,482	51,283	32,371	19,983	14,962	19,481	23,350	14,080
LMM, LLC	1,879.81	0.02%	0.00%	475,167,000	13,805	109,712	13,805	15,615	21,865	137,315	127,915	127,915	128,325	128,925	126,510	116,340	118,165	117,695
RWC Partners, LTD	6,621.18	0.01%	0.00%	475,167,000	12,705	44,801	71,332	61,680	17,106	60,594	84,751	86,400	64,597	17,677	15,489	15,134	12,705	22,211
NNIP Advisors B.V.	27,414.58	0.03%	0.00%	475,167,000	12,492	144,864	158,984	152,789	162,393	23,232	27,269	13,348	12,492	19,825	23,259	26,948	33,022	34,714
Commerce Investment Advisors, Inc.	6,691.06	0.01%	0.00%	475,167,000	12,428	53,944	48,897	46,328	17,659	17,729	17,512	17,261	15,987	16,143	13,537	12,681	12,507	12,428
Liberty Mutual Group Asset Management, Inc.	2,899.91	0.01%	0.00%	475,167,000	12,427	28,902	29,073	27,808	24,751	22,729	12,427	13,478	19,581	20,254	19,290	19,097	18,044	17,489
Advisors Asset Management, Inc.	6,001.53	0.01%	0.00%	475,167,000	12,266	51,425	47,360	41,055	36,503	28,716	17,850	13,192	12,266	19,500	18,074	20,004	23,031	21,439
Shelton Capital Management	1,159.37	0.01%	0.00%	475,167,000	11,698	28,011	28,011	28,011	27,171	27,798	26,574	25,357	23,205	20,291	16,017	13,702	12,816	11,698
SunTrust Robinson Humphrey, Inc	12,629.52	0.01%	0.00%	475,167,000	11,338	31,812	30,401	28,497	28,659	28,536	11,338	12,286	14,528	12,279	21,788	25,808	23,787	21,271
Robert W. Baird & Company, Inc.	11,922.12	0.01%	0.00%	475,167,000	11,106	52,929	33,704	37,068	33,647	40,101	37,778	35,091	34,914	27,350	11,106	13,385	17,365	19,035
Atalanta Sosnoff Capital, LLC	2,817.72	0.02%	0.00%	475,167,000	10,654	112,249	100,573	101,646	98,382	181,189	190,459	120,552	29,106	29,087	11,261	10,654	266,419	269,290
Natixis Asset Management	33,878.36	0.03%	0.00%	475,167,000	10,521	125,905	222,976	43,353	10,521	202,572	17,541	239,224	192,396	281,460	34,714	146,091	362,454	372,041
J.P. Morgan Asset Management (Canada), Inc.	5,054.58	0.01%	0.00%	475,167,000	10,493	63,542	80,115	83,905	74,962	78,547	88,096	54,124	44,519	10,493	14,796	61,721	62,899	57,886
Brown Advisory, LLC	27,597.44	0.18%	0.00%	475,167,000	10,094	852,533	949,628	1,087,389	1,332,997	1,243,660	1,472,592	1,826,051	1,659,286	70,535	32,657	19,784	19,095	10,094
Daiwa Asset Management Company, LTD	66,075.70	0.01%	0.00%	475,167,000	10,000	25,585	65,256	60,994	68,519	74,925	57,859	62,966	51,231	34,198	27,634	23,194	10,000	10,300

Suffolk Capital Management, LLC	731.09	0.01%	0.00%	475,167,000	9,838	29,935	27,345	28,434	24,491	27,193	27,672	30,841	40,429	9,838	34,096	21,942	21,997	29,560
Amalgamated Bank of New York	2,212.32	0.01%	0.00%	475,167,000	9,397	42,274	34,885	34,765	15,180	11,564	14,489	13,943	13,153	10,092	11,574	10,822	9,397	9,580
SG Americas Securities, LLC	11,134.10	0.02%	0.00%	475,167,000	9,110	71,557	9,110	547,556	545,066	711,336	204,243	196,403	229,332	282,213	483,076	421,784	477,684	489,665
RBC Dominion Securities, Inc.	28,586.36	0.04%	0.00%	475,167,000	8,690	206,952	150,109	121,297	112,975	39,493	38,857	43,906	39,347	23,865	16,879	18,191	10,589	8,690
Boston Private Wealth, LLC	2,418.34	0.01%	0.00%	475,167,000	8,548	26,921	22,837	23,560	26,187	26,665	27,185	24,087	23,736	22,952	8,548	8,557	9,750	11,265
Banque Lombard Odier & Cie S.A.	13,015.42	0.01%	0.00%	475,167,000	8,387	25,826	23,101	22,955	11,165	11,165	9,340	9,674	10,382	12,215	14,276	13,801	11,183	8,387
Ladenburg Thalmann Asset Management, Inc.	7,194.76	0.01%	0.00%	475,167,000	8,322	45,980	38,730	33,507	30,181	30,182	25,871	27,889	26,979	21,840	11,264	12,970	12,189	8,322
BBVA Compass Bank (Asset Management)	1,419.74	0.01%	0.00%	475,167,000	7,948	28,107	28,293	28,927	28,968	27,985	26,273	23,567	20,852	17,434	15,494	9,301	8,820	7,948
Personal Capital Advisors Corporation	3,359.49	0.01%	0.00%	475,167,000	7,802	34,422	33,132	33,411	30,721	31,352	29,478	30,187	29,637	23,737	18,771	14,708	9,818	7,802
Bradley Foster & Sargent, Inc.	2,355.69	0.01%	0.00%	475,167,000	7,711	31,507	29,796	29,506	31,476	34,389	32,195	47,661	47,790	48,020	48,810	7,711	8,495	53,737
Pioneer Investment Management, Inc.	29,708.42	0.15%	0.00%	475,167,000	7,322	714,471	490,197	399,719	9,731	11,052	7,961	7,509	7,622	7,322	215,695	230,865	229,854	233,296
Van Eck Associates Corporation	30,692.89	0.01%	0.00%	475,167,000	7,273	47,929	50,339	52,048	32,444	37,366	49,677	52,567	79,080	195,847	149,733	122,228	7,273	9,078
Twin Capital Management, Inc.	1,554.18	0.01%	0.00%	475,167,000	7,150	25,195	24,910	20,850	19,180	23,900	21,970	13,850	13,000	7,210	7,150	7,810	9,880	9,860
Regions Investment Management, Inc.	8,167.96	0.01%	0.00%	475,167,000	6,933	28,731	26,061	18,197	19,350	18,754	19,977	18,603	15,579	6,933	25,128	27,020	27,441	24,842
Riverbridge Partners, LLC	4,821.32	0.01%	0.00%	475,167,000	6,920	51,965	52,962	53,739	55,226	56,595	55,419	54,262	54,970	55,111	6,920	9,224	9,043	7,253
Los Angeles Capital Management and Equity Research, Inc.	12,987.36	0.01%	0.00%	475,167,000	6,796	39,667	72,459	81,423	89,957	180,538	70,401	25,711	6,796	13,183	14,240	16,571	93,158	90,950
Guggenheim Partners Investment Management, LLC	7,243.40	0.01%	0.00%	475,167,000	6,335	28,953	30,829	33,819	16,028	15,955	35,508	23,065	25,764	6,335	9,839	10,870	73,886	26,124
BBVA Asset Management, S.A., S.G.I.I.C.	9,340.20	0.01%	0.00%	475,167,000	6,260	25,442	18,068	16,770	13,237	14,746	13,320	14,171	14,366	11,634	9,039	15,859	6,864	6,260
Parallax Volatility Advisers, L.P.	3,405.95	0.02%	0.00%	475,167,000	5,860	88,641	80,000	68,113	64,978	115,666	20,093	44,408	220,555	123,196	41,274	79,275	92,569	5,860
AXA Rosenberg Investment Management, LTD (U.K.)	2,827.85	0.01%	0.00%	475,167,000	5,800	29,307	33,665	31,424	34,804	38,357	28,737	18,634	7,600	5,800	7,400	7,000	14,623	13,161
Fischer Francis Trees & Watts, Inc. (U.S.)	5,068.99	0.02%	0.00%	475,167,000	5,182	99,721	102,216	97,318	91,848	90,908	149,130	155,417	144,195	71,264	5,182	8,247	38,721	93,256
QS Investors, LLC	14,452.12	0.01%	0.00%	475,167,000	5,175	52,988	50,266	49,669	50,918	83,261	88,543	48,518	9,011	9,043	6,323	11,423	5,475	5,175
DNB Asset Management AS	12,240.18	0.01%	0.00%	475,167,000	5,034	37,254	35,456	32,856	32,151	20,521	19,634	19,434	19,234	19,434	16,834	16,034	5,334	5,034
BT Investment Management	7,491.52	0.01%	0.00%	475,167,000	4,852	28,164	37,290	26,788	35,923	34,555	26,969	4,852	12,342	15,504	22,239	23,265	31,811	19,532
Morgan Stanley & Co. International, PLC	2,481.01	0.01%	0.00%	475,167,000	4,835	38,319	10,335	8,022	5,480	5,935	104,426	4,835	6,938	4,887	9,461	12,997	9,711	13,714
First Quadrant Corporation	4,889.58	0.01%	0.00%	475,167,000	4,578	28,437	35,767	43,453	31,986	42,198	12,531	5,601	4,578	5,078	5,078	5,078	22,478	45,078
Oppenheimer & Co., Inc. (Broker)	3,435.48	0.01%	0.00%	475,167,000	4,296	37,295	35,667	34,512	35,884	35,976	14,862	4,296	18,115	25,407	29,072	24,156	19,206	15,376
Credit Suisse International	3,529.17	0.01%	0.00%	475,167,000	4,284	59,247	28,854	42,086	20,042	15,245	28,424	4,284	18,023	73,804	81,876	89,635	15,994	24,998
1919 Investment Counsel, LLC	6,139.45	0.01%	0.00%	475,167,000	4,007	26,262	13,708	13,162	10,351	10,917	4,530	4,751	4,888	4,765	4,007	4,397	7,110	7,620
Northwestern Mutual Wealth Company (Wisconsin)	9,214.52	0.01%	0.00%	475,167,000	3,959	40,077	32,593	30,926	30,502	10,408	8,512	6,728	6,444	6,261	5,490	4,819	3,959	4,244
AT Investment Advisers, Inc.	15,124.96	0.08%	0.00%	475,167,000	3,952	361,985	314,852	306,742	301,028	323,370	320,444	315,649	313,264	307,354	225,656	151,245	11,478	3,952
MFS International (U.K.), LTD	49,697.80	0.01%	0.00%	475,167,000	3,242	45,088	50,982	49,421	52,129	51,369	19,930	13,903	3,242	3,404	3,739	4,365	4,011	4,132
ING Bank N.V. (Netherlands)	5,317.96	0.02%	0.00%	475,167,000	2,993	98,426	25,946	33,464	39,240	83,317	10,397	2,993	17,691	27,741	20,599	175,073	98,913	89,435
Williams Jones & Associates, LLC	3,499.48	0.01%	0.00%	475,167,000	2,770	55,742	26,230	24,801	20,205	9,126	7,756	4,711	2,770	3,180	3,950	3,900	7,650	3,525
Kames Capital PLC	19,976.15	0.02%	0.00%	475,167,000	2,618	93,160	114,939	96,303	97,457	195,801	3,408	2,618	2,790	2,790	2,790	2,790	3,081	3,081
Migdal Mutual Funds, LTD	4,343.68	0.01%	0.00%	475,167,000	2,600	43,880	2,900	2,600	3,096	3,286	2,996	2,996	2,996	2,996	2,629	4,254	4,459	4,494
Great Lakes Advisors, LLC	4,030.72	0.01%	0.00%	475,167,000	2,588	24,431	27,931	33,463	28,904	34,423	34,725	25,725	9,412	2,588	3,327	3,483	3,963	3,803
Marshall Wace North America, L.P.	15,182.23	0.05%	0.00%	475,167,000	2,428	260,257	102,363	135,186	138,579	111,587	59,557	19,753	16,650	142,239	54,821	65,804	96,204	2,428
CPR Asset Management S.A.	6,350.58	0.01%	0.00%	475,167,000	2,400	37,630	42,830	41,230	38,100	33,700	34,300	34,400	28,000	4,700	2,400	3,500	3,200	3,200
Bessemer Investment Management, LLC	22,557.88	0.08%	0.00%	475,167,000	2,086	359,867	357,388	74,922	4,002	4,237	3,344	3,368	3,508	3,215	2,800	3,152	2,116	2,086
Assenagon GmbH	14,200.99	0.03%	0.00%	475,167,000	1,961	155,397	83,682	138,622	10,564	109,028	103,104	22,600	172,232	1,961	1,961	14,231	50,954	46,016
Evercore Wealth Management, LLC	2,406.18	0.01%	0.00%	475,167,000	1,926	57,856	46,100	34,599	2,720	2,725	2,397	2,597	1,926	1,976	2,356	2,216	2,337	8,947
KBC Asset Management N.V.	17,489.34	0.02%	0.00%	475,167,000	1,744	99,225	67,083	53,688	59,483	53,580	46,568	94,903	32,293	23,993	1,744	24,342	23,773	27,181
Baldwin Brothers, Inc.	553.60	0.01%	0.00%	475,167,000	1,555	28,200	37,146	34,948	39,027	42,388	48,001	45,691	45,933	46,404	1,555	1,755	5,163	5,365
CastleArk Management, LLC	3,153.37	0.01%	0.00%	475,167,000	1,490	38,160	66,830	60,670	37,740	64,360	90,360	64,690	1,490	1,490	1,490	1,490	101,000	64,811
Nomura Securities Company, LTD (Broker)	11,693.06	0.01%	0.00%	475,167,000	1,324	47,718	13,347	13,716	5,700	1,324	8,331	52,115	25,235	141,257	90,858	153,567	113,523	123,619
Acadian Asset Management, LLC	31,830.05	0.01%	0.00%	475,167,000	1,308	28,280	332,176	117,216	107,576	230,787	9,494	4,224	4,679	4,657	1,612	1,308	1,308	1,524
Neptune Investment Management, LTD	4,351.60	0.02%	0.00%	475,167,000	1,200	72,441	72,441	74,441	47,435	63,785	57,700	58,200	1,200	1,200	51,200	166,200	201,200	211,200
Peak6 Capital Management, LLC	2,249.52	0.01%	0.00%	475,167,000	1,024	26,851	19,369	33,565	78,121	1,024	60,484	16,272	22,796	112,871	64,327	27,630	28,781	3,318
Scotia Capital, Inc. (Broker)	5,787.50	0.01%	0.00%	475,167,000	1,004	34,709	27,682	27,061	25,565	16,371	10,055	2,909	1,004	6,750	15,328	12,009	3,096	36,213
Everett Harris & Company, Inc.	2,828.18	0.01%	0.00%	475,167,000	863	35,427	34,372	30,070	24,676	31,724	18,565	2,697	2,123	1,973	1,773	1,483	1,373	863
Lyxor Asset Management S.A.	52,048.44	0.02%	0.00%	475,167,000	726	118,252	115,967	42,479	3,145	3,273	864	726	9,102	9,102	726	726	810	1,054
Barclays Bank PLC (Wealth and Investment Management)	14,144.55	0.01%	0.00%	475,167,000	703	25,914	24,930	20,965	17,666	1,242	1,317	1,085	985	978	1,246	830	703	1,000
Mirae Asset Global Investments (U.S.A.), LLC	1,751.01	0.02%	0.00%	475,167,000	672	77,626	83,785	41,712	4,722	1,506	1,567	1,603	1,600	672	702	44,244	151,371	222,734
Spinnaker Capital, LLC	1,533.05	0.01%	0.00%	475,167,000	633	26,251	18,176	12,876	4,733	633	633	633	633	633	633	633	633	633
Kimelman & Baird, LLC	568.79	0.01%	0.00%	475,167,000	600	28,775	28,775	29,139	29,124	19,466	21,450	21,450	17,960	18,120	18,550	18,640	600	600
Santander Asset Management, S.A., S.G.I.I.C.	7,504.81	0.01%	0.00%	475,167,000	587	30,715	4,186	3,862	6,085	1,474	2,045	1,997	2,037	2,351	2,351	12,769	3,721	587
Washington Trust Investors	1,545.10	0.01%	0.00%	475,167,000	551	40,624	42,052	43,713	45,202	42,805	43,280	40,333	39,983	38,487	40,489	39,587	36,137	551
Cambridge Trust Company (Asset Management)	1,419.79	0.01%	0.00%	475,167,000	508	38,843	32,318	31,684	29,242	29,711	35,091	34,429	34,291	32,907	31,972	32,157	21,892	508
KBC Fund Management, LTD	5,639.30	0.01%	0.00%	475,167,000	487	42,970	39,201	36,513	37,338	18,855	17,718	19,280	19,280	857	487	857	12,333	23,490
State Street Global Advisors Australia, LTD	6,592.59	0.01%	0.00%	475,167,000	419	28,123	35,636	31,979	1,054	32,480	24,006	2,404	1,102	902	754	519	419	419
CPP Investment Board	62,331.76	0.01%	0.00%	475,167,000	25	31,496	56,031	75,396	53,000	142,300	91,800	32,400	124,600	4,200	467	18,267	27,895	25
Sands Capital Management, LLC	29,781.20	0.48%	0.00%	475,167,000	0	2,287,389	2,498,277	2,378,408	2,323,197	2,113,048	1,745,554	0	0	2,820	6,461,118	6,578,073	6,555,089	6,430,860
Viking Global Investors, L.P.	22,448.38	0.34%	0.00%	475,167,000	0	1,626,269	2,929,305	3,278,984	3,437,493	2,567,446	3,017,764	2,282,561	0	0	0	0	0	0
Eagle Capital Management, LLC (NY)	23,637.04	0.33%	0.00%	475,167,000	0	1,549,305	1,645,017	1,767,631	1,809,452	1,782,113	2,062,495	2,099,461	2,228,456	1,721,938	0	0	0	0
Tiger Global Management, LLC	9,384.43	0.29%	0.00%	475,167,000	0	1,381,929	1,342,548	1,464,127	1,042,240	3,193,590	3,193,590	747,000	0	0	0	0	0	825,500
Lone Pine Capital, LLC (U.S.)	20,632.85	0.27%	0.00%	475,167,000	0	1,292,728	1,292,728	1,643,868	1,986,368	2,207,252	1,937,002	0	0	0	0	0	0	0
Georgia Division of Investment Services	11,562.80	0.15%	0.00%	475,167,000	0	735,335	735,335	735,335	0	0	0	0	0	0	0	0	0	0
Manning & Napier Advisors, LLC	18,064.01	0.11%	0.00%	475,167,000	0	541,938	470,358	352,110	129,130	0	0	0	353,021	746,164	770,926	755,452	169,872	182,240

TD Securities (USA), LLC (Singapore Branch)	1,196.30	0.11%	0.00%	475,167,000	0	540,000	540,000	0	0	540,000	540,000	0	545,000	895,000	895,000	895,000	895,000	895,000
Carmignac Gestion	22,219.46	0.11%	0.00%	475,167,000	0	529,345	1,219,502	1,457,043	1,599,549	1,765,405	2,174,368	2,576,653	2,133,687	0	0	0	0	0
Discovery Capital Management, LLC	6,241.63	0.10%	0.00%	475,167,000	0	478,182	219,587	228,437	558,028	218,495	521,948	64,000	240,800	0	0	0	691,401	1,108,301
Vontobel Asset Management, Inc. (U.S.)	23,454.06	0.10%	0.00%	475,167,000	0	459,390	452,060	403,115	399,841	161,319	0	0	0	0	1,854	4,539	43,097	69,563
Ruane, Cunniff & Goldfarb, Inc.	12,340.46	0.09%	0.00%	475,167,000	0	447,506	0	0	0	0	0	0	0	0	0	0	0	0
Artisan Partners, L.P.	76,211.47	0.09%	0.00%	475,167,000	0	411,996	434,968	438,613	34,802	0	0	0	0	0	131,624	289,427	218,029	176,424
Blue Ridge Capital, LLC	7,991.60	0.08%	0.00%	475,167,000	0	361,700	407,900	343,000	233,000	0	0	0	0	0	675,000	810,000	810,000	800,000
Nationwide Asset Management, LLC	24,055.10	0.06%	0.00%	475,167,000	0	304,414	322,119	285,463	283,996	344,158	340,216	288,118	173,986	161,381	162,879	241,984	0	317,215
Carnegie Asset Management FondsmaeglerslskabA/S	7,329.58	0.06%	0.00%	475,167,000	0	281,551	291,710	0	0	0	0	0	0	0	0	0	0	0
Sustainable Growth Advisers, L.P.	5,017.34	0.06%	0.00%	475,167,000	0	277,349	272,112	254,744	314,014	298,744	400,284	445,288	436,275	528,606	565,019	527,409	322,837	0
Arrowstreet Capital, L.P.	36,191.70	0.06%	0.00%	475,167,000	0	273,197	632,851	30,900	1,500	110,900	0	168,500	0	3,776	0	0	0	0
National Pension Service (Korea)	95,657.30	0.05%	0.00%	475,167,000	0	259,062	241,894	222,487	191,606	183,898	172,701	145,624	124,974	108,054	111,422	0	0	0
Standard Life Investments (USA), LTD	10,592.17	0.05%	0.00%	475,167,000	0	255,774	243,295	220,653	222,827	333,412	355,178	82,300	0	0	223,360	223,360	223,561	7,279
Hosking Partners, LLP	3,425.52	0.05%	0.00%	475,167,000	0	249,943	268,553	235,975	204,926	187,474	185,037	0	0	0	0	0	0	0
Sarasin & Partners, LLP	10,557.04	0.05%	0.00%	475,167,000	0	228,814	323,420	347,395	385,407	377,947	489,620	484,785	479,942	493,342	419,774	0	0	0
Hitchwood Capital Management, L.P.	2,564.18	0.05%	0.00%	475,167,000	0	220,000	280,000	310,000	500,000	170,000	0	300,000	390,000	51,000	0	0	0	0
Investec Asset Management, LTD (U.K.)	36,400.32	0.05%	0.00%	475,167,000	0	216,756	0	0	0	0	0	0	0	0	0	0	0	0
Royal London Asset Management, LTD	31,964.25	0.04%	0.00%	475,167,000	0	213,648	213,648	213,648	92,000	218,216	214,382	153,370	0	0	0	198,762	132,802	88,368
Vanguard Investments Australia, LTD	27,730.24	0.04%	0.00%	475,167,000	0	213,503	245,768	226,745	247,932	230,312	235,109	140,453	144,653	140,853	139,353	138,853	134,513	0
Westfield Capital Management Company, L.P.	11,418.18	0.04%	0.00%	475,167,000	0	210,628	230,246	179,719	209,050	288,023	283,277	0	0	0	0	0	4,411	422,322
Columbus Circle Investors	7,663.50	0.04%	0.00%	475,167,000	0	210,276	287,221	302,230	253,151	418,043	431,032	436,414	371,660	0	0	310,919	526,425	507,988
Arrowgrass Capital Partners, LLP	755.54	0.04%	0.00%	475,167,000	0	205,532	0	0	0	0	0	0	0	0	0	0	50,000	50,000
Harding Loevner, L.P.	27,079.42	0.04%	0.00%	475,167,000	0	197,412	340,194	341,656	343,672	352,596	401,545	417,021	405,192	0	0	0	1,040	661,322
Federated Global Investment Management Corporation	11,265.85	0.04%	0.00%	475,167,000	0	182,355	174,246	205,115	218,917	201,638	222,650	231,461	210,739	251,300	248,600	240,900	0	0
Marsico Capital Management, LLC	2,435.25	0.04%	0.00%	475,167,000	0	178,979	194,256	196,211	158,379	277,340	374,454	0	0	0	0	0	362,882	309,467
1832 ASSET MANAGEMENT U.S. INC.	37,784.75	0.04%	0.00%	475,167,000	0	175,425	174,343	243,815	275,409	211,135	243,860	127,015	171,077	0	0	0	187,250	225,172
The Boston Company Asset Management, LLC	20,652.61	0.04%	0.00%	475,167,000	0	175,307	237,178	237,797	200,158	201,323	282,112	312,397	0	0	1,150	231,820	329,990	324,395
Whale Rock Capital Management, LLC	1,212.14	0.04%	0.00%	475,167,000	0	173,355	188,173	176,116	152,113	199,193	140,145	146,436	106,105	0	0	24,768	107,154	129,862
Jane Street Capital, LLC	8,773.49	0.04%	0.00%	475,167,000	0	172,214	170,465	46,066	12,824	83,988	62,429	21,398	70,114	30,518	14,985	58,793	0	556
Senator Investment Group, L.P.	6,744.49	0.04%	0.00%	475,167,000	0	170,000	170,000	170,000	255,000	0	0	0	0	0	0	0	0	0
Temasek Holdings Pte., LTD	90,290.34	0.04%	0.00%	475,167,000	0	169,255	0	0	0	0	0	0	0	0	0	0	0	0
Green Valley Investors, LLC	1,904.74	0.03%	0.00%	475,167,000	0	161,015	164,953	239,071	321,509	210,000	0	0	0	0	0	0	0	0
Generation Investment Management, LLP	9,657.51	0.03%	0.00%	475,167,000	0	159,969	0	0	0	0	0	386,314	585,953	675,797	572,779	493,047	0	0
Banque Pictet & Cie S.A.	4,370.26	0.03%	0.00%	475,167,000	0	154,469	124,687	119,935	110,034	84,838	100,349	0	131,426	148,858	149,085	126,825	97,235	90,937
NWI Management, L.P.	1,205.71	0.03%	0.00%	475,167,000	0	150,000	0	0	0	0	0	0	0	0	0	0	0	0
Henderson Geneva Capital Management	5,110.37	0.03%	0.00%	475,167,000	0	144,721	0	0	0	0	0	0	0	0	0	0	0	0
Three Bays Capital, L.P.	1,223.45	0.03%	0.00%	475,167,000	0	126,200	0	0	0	0	0	0	0	0	0	0	0	0
Alkeon Capital Management, LLC	4,141.25	0.03%	0.00%	475,167,000	0	123,492	149,010	147,600	0	0	0	0	0	86,936	168,806	272,446	296,536	241,896
Capital Fund Management S.A.	5,579.52	0.03%	0.00%	475,167,000	0	121,463	107,031	22,411	107,709	748	13,636	6,416	21,011	0	3,368	0	10,322	0
Southpoint Capital Advisors, L.P.	2,174.34	0.03%	0.00%	475,167,000	0	120,000	80,000	130,000	50,000	0	0	0	0	220,000	0	0	0	0
Stockbridge Investors	2,056.73	0.03%	0.00%	475,167,000	0	119,881	57,569	0	0	0	0	0	0	0	0	0	0	0
Rockefeller & Company, Inc.	5,036.97	0.02%	0.00%	475,167,000	0	108,721	108,913	114,723	522	123	123	0	50	0	0	0	0	0
Fidelity Management & Research (Hong Kong), LTD	11,983.51	0.02%	0.00%	475,167,000	0	107,395	82,366	70,366	45,200	16,500	34,900	152,000	107,200	54,000	0	0	5,100	143,277
CIBC World Markets Corp.	9,177.72	0.02%	0.00%	475,167,000	0	107,109	65,170	31,665	28,232	38,869	32,364	83,381	70,000	70,000	0	0	0	0
RBC Global Asset Management (UK), LTD	12,798.88	0.02%	0.00%	475,167,000	0	106,672	100,672	101,075	102,617	95,737	100,763	105,963	105,163	65,844	117,915	57,515	15,065	0
Lord, Abbett & Co., LLC (Asset Management)	35,837.17	0.02%	0.00%	475,167,000	0	102,356	171,343	183,494	99,460	175,548	199,335	139,199	32,621	0	1,827	4,727	6,279	35,651
Axiom Investors	4,749.21	0.02%	0.00%	475,167,000	0	100,545	88,499	56,780	53,628	103,193	106,833	68,040	0	0	91,888	95,448	90,436	0
Dorsal Capital Management, LLC	1,593.02	0.02%	0.00%	475,167,000	0	100,000	160,000	150,000	90,000	0	0	0	0	0	0	0	0	0
PIMCO - Pacific Investment Management Company	8,587.76	0.02%	0.00%	475,167,000	0	98,521	0	38,760	21,301	4,468	0	18,703	16,500	61,613	15,149	0	0	0
ClariVest Asset Management, LLC	3,880.79	0.02%	0.00%	475,167,000	0	98,011	98,370	100,573	100,420	126,063	126,790	98,780	77,480	0	7,631	12,731	17,631	25,431
HSBC Global Asset Management Deutschland GmbH	3,905.90	0.02%	0.00%	475,167,000	0	92,862	87,089	86,056	8,729	475	69,068	94,419	72,060	71,619	63,151	38,429	22,700	0
PPM America, Inc.	14,619.43	0.02%	0.00%	475,167,000	0	92,410	72,335	57,585	28,385	48,795	535	0	0	4,800	4,800	4,800	0	0
Valiant Capital Management, L.P.	885.44	0.02%	0.00%	475,167,000	0	92,250	92,250	92,250	98,100	168,800	207,500	201,778	289,278	238,000	0	0	0	0
EMS Capital, L.P.	988.53	0.02%	0.00%	475,167,000	0	90,000	90,000	90,000	36,000	0	0	0	30,000	0	48,000	0	96,000	96,000
CA Indosuez Wealth Management	3,631.92	0.02%	0.00%	475,167,000	0	89,537	85,844	71,200	0	4,214	1,519	1,519	1,497	1,497	1,456	1,456	1,629	1,629
Sumway Development, LTD		0.02%	0.00%	475,167,000	0	88,810	88,250	35,650	35,650	0	0	0	0	0	0	0	0	0
Boston Advisors, LLC	4,211.88	0.02%	0.00%	475,167,000	0	85,049	78,099	52,691	52,587	107,172	22,906	21,551	0	0	0	0	0	0
Contour Asset Management, LLC	1,103.84	0.02%	0.00%	475,167,000	0	82,213	47,342	63,179	78,268	159,494	0	0	0	0	0	0	0	100,772
Immersion Capital, LLP	319.61	0.02%	0.00%	475,167,000	0	78,256	78,256	78,256	152,256	236,256	0	0	0	0	0	0	0	0
Blackstone Equity Managed Account Platform	2,202.38	0.02%	0.00%	475,167,000	0	78,147	130,752	196,448	154,830	216,066	0	0	0	0	0	0	0	0
Rovida Advisory Services, LLC	449.60	0.02%	0.00%	475,167,000	0	76,820	0	0	127,425	62,700	0	0	0	0	0	0	0	0
Light Street Capital Management, LLC	732.88	0.02%	0.00%	475,167,000	0	75,000	80,000	75,000	90,000	65,000	60,000	23,568	48,071	50,000	0	0	0	0
Standard Life Investments, LTD (U.K.)	72,364.87	0.02%	0.00%	475,167,000	0	74,009	73,871	78,460	77,495	55,765	54,831	9,370	0	0	0	0	0	0
Meadow Creek Investment Management, LLC	3,863.13	0.02%	0.00%	475,167,000	0	72,998	0	0	0	0	0	0	0	0	0	0	0	0
Flossbach von Storch AG	14,172.19	0.02%	0.00%	475,167,000	0	72,200	0	0	0	0	0	0	0	0	0	0	0	0
Candriam Belgium S.A.	13,696.15	0.01%	0.00%	475,167,000	0	70,991	85,826	84,480	83,622	0	32,414	26,350	24,449	25,719	21,946	20,371	23,701	19,426
VGI Partners Pty., LTD	396.74	0.01%	0.00%	475,167,000	0	68,962	66,140	62,071	61,804	51,855	48,239	48,330	48,528	46,557	27,178	0	0	0
Cutler Group, L.P. (Proprietary)	2,131.12	0.01%	0.00%	475,167,000	0	68,343	8,392	5,609	9,050	4,426	0	0	0	0	0	0	0	0
Artemis Fund Managers, LTD	24,852.52	0.01%	0.00%	475,167,000	0	66,479	85,413	78,829	49,090	100,468	83,888	50,346	8,322	3,287	9,272	0	0	0
British Airways Pension Investment Management, LTD	5,947.90	0.01%	0.00%	475,167,000	0	65,940	65,940	66,000	66,000	66,000	85,810	61,990	61,990	61,990	0	0	0	0

Paloma Partners Management Company	3,571.77	0.01%	0.00%	475,167,000	0	65,504	756	5,180	2,646	2,625	1,609	6,849	0	8,450	0	0	0	0
AP 1/Första AP-Fonden	12,916.91	0.01%	0.00%	475,167,000	0	63,971	87,807	41,989	0	0	0	0	0	0	0	0	0	0
D.F. Dent & Company, Inc.	3,561.35	0.01%	0.00%	475,167,000	0	63,917	2,606	1,294	684	829	829	903	915	805	637	0	0	0
Think Investments	226.43	0.01%	0.00%	475,167,000	0	63,300	68,300	92,000	119,200	76,900	62,000	0	0	0	0	0	0	0
Tremblant Capital Group	1,193.29	0.01%	0.00%	475,167,000	0	61,779	22,069	39,354	52,888	0	58,551	58,403	207,754	316,229	341,062	297,009	106,023	149,362
Coronation Asset Management Pty., LTD	12,599.21	0.01%	0.00%	475,167,000	0	60,794	63,216	67,507	74,578	61,358	57,697	99,694	96,067	111,498	91,590	22,451	0	0
Mar Vista Investment Partners, LLC	2,473.36	0.01%	0.00%	475,167,000	0	60,698	60,579	44,618	0	13,051	74,674	0	0	31,705	0	0	0	0
Elkfork Partners, LLC	3,039.57	0.01%	0.00%	475,167,000	0	60,116	0	0	0	0	0	0	0	0	0	0	0	0
Samlyn Capital, LLC	4,283.81	0.01%	0.00%	475,167,000	0	59,871	95,341	101,395	100,228	0	0	293,092	131,300	0	144,032	46,732	0	0
Zurich Life Assurance PLC	3,247.51	0.01%	0.00%	475,167,000	0	59,132	62,820	58,278	48,368	48,252	51,264	0	0	0	0	0	0	0
CI Global Investments, Inc.	5,351.50	0.01%	0.00%	475,167,000	0	58,621	39,404	4,000	10,053	0	0	0	0	0	0	0	3,060	0
Oppenheimer Asset Management Inc.	1,531.65	0.01%	0.00%	475,167,000	0	56,100	67,900	64,900	0	0	0	0	0	45,711	93,841	160,201	183,781	173,421
Blue Arrow Capital Management, LLC	360.21	0.01%	0.00%	475,167,000	0	55,892	55,892	55,892	55,892	55,892	55,892	94,727	89,900	0	0	0	0	6,184
Zweig-DiMenna Associates, LLC	1,285.23	0.01%	0.00%	475,167,000	0	55,668	55,563	72,612	20,636	70,756	81,744	46,176	75,573	0	0	0	0	97,315
Kayne Anderson Rudnick Investment Management, LLC	8,570.30	0.01%	0.00%	475,167,000	0	55,323	57,149	40,517	36,709	37,157	37,444	29,964	21,343	0	0	0	0	0
Ascend Capital, LLC	2,155.50	0.01%	0.00%	475,167,000	0	55,074	0	0	0	0	0	0	0	0	0	0	0	0
Smith Asset Management Group, L.P.	3,411.54	0.01%	0.00%	475,167,000	0	54,649	54,369	31,069	9,799	14,199	0	0	0	0	0	0	0	0
CI Investments, Inc.	23,774.62	0.01%	0.00%	475,167,000	0	52,695	57,410	53,910	81,300	0	2,600	2,600	2,600	2,600	2,600	2,600	2,600	2,600
Cookson Peirce & Company, Inc.	887.20	0.01%	0.00%	475,167,000	0	52,111	52,144	44,603	31,407	30,512	26,705	0	0	0	0	0	0	0
Odey Asset Management, LLP	4,127.10	0.01%	0.00%	475,167,000	0	51,540	141,583	145,963	186,205	166,677	199,128	205,270	247,000	211,400	2,000	1,300	0	5,000
Motley Fool Wealth Management, LLC	934.60	0.01%	0.00%	475,167,000	0	51,441	40,193	40,965	38,537	37,602	36,300	28,118	22,466	9,344	0	0	0	0
Oakmont Corporation	546.66	0.01%	0.00%	475,167,000	0	51,322	52,211	54,190	39,480	50,430	0	0	0	0	0	0	0	0
White Elm Capital, LLC	674.63	0.01%	0.00%	475,167,000	0	51,238	50,838	56,238	72,438	44,937	64,037	58,137	0	0	0	0	0	0
Origin Asset Management, LLP	2,551.10	0.01%	0.00%	475,167,000	0	50,892	50,892	45,792	12,787	10,500	0	0	0	0	0	0	0	0
Altimeter Capital Management, LLC	1,949.76	0.01%	0.00%	475,167,000	0	50,000	0	0	20,000	20,000	20,000	20,000	20,000	20,000	20,000	15,400	5,200	2,000
Falcon Edge Capital, L.P.	1,006.15	0.01%	0.00%	475,167,000	0	49,850	74,150	89,650	122,850	95,500	0	0	0	0	0	0	0	0
Wolverine Trading, LLC	2,126.60	0.01%	0.00%	475,167,000	0	49,167	19,076	0	0	0	0	0	0	0	0	0	0	0
DuPont Capital Management Corporation	4,825.54	0.01%	0.00%	475,167,000	0	48,623	54,366	52,147	48,068	48,605	45,308	13,689	6,084	0	0	0	0	0
Janney Montgomery Scott LLC	6,629.57	0.01%	0.00%	475,167,000	0	48,499	43,246	0	0	33,976	31,064	31,348	28,874	29,225	31,367	30,343	29,057	24,777
HAP Trading, LLC.	1,442.78	0.01%	0.00%	475,167,000	0	48,337	0	0	0	0	0	0	0	38,506	0	11,750	37,607	0
Jyske Bank A/S (Asset Management)	3,763.96	0.01%	0.00%	475,167,000	0	47,900	51,500	52,200	52,500	53,000	52,600	0	0	0	0	0	0	0
Glen Harbor Capital Management, LLC	3,687.72	0.01%	0.00%	475,167,000	0	47,234	0	0	0	0	0	0	0	0	0	0	0	0
Global Endowment Management, L.P.	658.54	0.01%	0.00%	475,167,000	0	47,000	45,900	45,900	79,350	79,350	93,850	93,850	93,850	93,850	58,750	58,750	0	0
Chicago Equity Partners, LLC	3,761.92	0.01%	0.00%	475,167,000	0	46,307	73,542	72,887	34,638	111,103	111,765	7,150	0	0	0	0	38,630	48,735
PointState Capital, L.P.	6,193.04	0.01%	0.00%	475,167,000	0	46,243	482,543	481,243	800	0	3,000	4,200	0	0	0	17,600	15,000	47,900
Markel-Gayner Asset Management Corporation	4,175.27	0.01%	0.00%	475,167,000	0	46,000	34,000	19,500	9,000	3,300	0	0	0	0	0	0	0	15,700
Northwestern Mutual Investment Management Company, LLC	5,069.59	0.01%	0.00%	475,167,000	0	45,287	38,928	14,760	14,741	14,602	14,125	14,083	13,870	0	0	0	0	0
Adams Diversified Equity Fund, Inc.	2,285.36	0.01%	0.00%	475,167,000	0	44,100	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	0	0
Westwood Management Corporation (Illinois)	520.80	0.01%	0.00%	475,167,000	0	44,060	45,540	46,140	22,510	600	600	600	600	0	0	0	600	600
Hoplite Capital Management, L.P.	1,879.55	0.01%	0.00%	475,167,000	0	43,046	33,540	0	0	0	0	0	0	0	0	0	0	0
HighTower Advisors, LLC	9,203.33	0.01%	0.00%	475,167,000	0	42,835	39,777	39,582	42,298	36,804	33,225	0	25,085	26,656	24,474	29,349	25,144	26,836
Alberta Investment Management Corporation	10,648.22	0.01%	0.00%	475,167,000	0	42,800	44,900	38,100	27,300	39,500	11,400	4,500	0	42,757	99,200	92,800	92,800	91,200
Industriens Pensionsforsikring A/S	5,663.89	0.01%	0.00%	475,167,000	0	41,263	41,263	41,263	41,263	41,263	41,263	41,263	0	0	0	0	0	0
Ignis Investment Services, LTD	7,616.03	0.01%	0.00%	475,167,000	0	40,554	46,929	46,929	54,562	63,974	62,383	0	0	0	0	0	0	136,593
McKinley Capital Management, LLC	3,868.46	0.01%	0.00%	475,167,000	0	40,473	66,541	51,870	7,110	992	0	0	0	0	0	0	13,439	0
CCLA Investment Management, LTD	3,092.43	0.01%	0.00%	475,167,000	0	40,146	40,146	40,146	0	0	0	0	0	0	0	0	0	0
Miura Global Management, LLC	450.45	0.01%	0.00%	475,167,000	0	40,000	70,000	65,000	75,000	0	0	0	0	0	0	0	0	0
Connor Clark & Lunn Investment Management, LTD	18,686.21	0.01%	0.00%	475,167,000	0	39,935	42,825	63,675	32,425	40,275	41,350	26,800	10,900	0	0	0	5,210	2,510
CIBC World Markets, Inc.	24,174.53	0.01%	0.00%	475,167,000	0	39,583	45,206	25,069	10,243	20,743	19,057	977	0	3,536	2,219	945	710	12,122
Mark Asset Management Corporation	368.52	0.01%	0.00%	475,167,000	0	39,180	40,227	40,167	40,314	34,850	21,728	19,743	22,200	0	0	0	0	25,362
Avalon Advisors, LLC	2,781.47	0.01%	0.00%	475,167,000	0	39,088	40,399	39,412	38,177	0	0	29,872	30,537	29,049	26,671	26,130	25,383	25,269
Rothschild Asset Management, Inc.	8,011.86	0.01%	0.00%	475,167,000	0	38,705	39,812	38,679	0	0	0	0	0	0	0	0	0	0
Ziff Brothers Investments, LLC	449.25	0.01%	0.00%	475,167,000	0	38,000	26,500	63,000	78,000	66,000	0	0	0	0	0	0	0	0
Tiverton Asset Management, LLC	1,684.19	0.01%	0.00%	475,167,000	0	37,764	33,326	78,543	96,025	90,000	0	0	0	0	0	0	0	0
Pictet & Cie (Europe) S.A.	1,333.13	0.01%	0.00%	475,167,000	0	36,601	30,087	29,265	28,110	25,031	24,375	0	31,422	33,135	28,233	19,331	20,592	19,021
Russell Investments, LTD	7,630.67	0.01%	0.00%	475,167,000	0	36,512	65,610	50,163	38,779	48,482	13,129	11,225	11,881	5,791	4,332	2,782	0	0
Simplex Trading, LLC	974.67	0.01%	0.00%	475,167,000	0	35,643	6,680	0	0	19,275	0	16,711	0	82,515	0	0	0	0
Beutel Goodman & Company, LTD	16,267.75	0.01%	0.00%	475,167,000	0	35,132	32,431	32,431	32,431	0	0	0	0	0	0	0	0	0
The Clarius Group, LLC	236.07	0.01%	0.00%	475,167,000	0	34,941	34,091	34,232	33,930	33,913	0	0	0	0	0	0	0	0
Neuburgh Advisers, LLC	2,221.89	0.01%	0.00%	475,167,000	0	34,352	0	0	0	0	0	0	0	0	0	0	0	0
Nippon Life Global Investors Americas, Inc.	1,085.35	0.01%	0.00%	475,167,000	0	33,820	33,830	34,480	34,280	33,630	18,990	18,310	4,990	0	40,365	35,705	35,705	33,845
Menora Mivtachim Mutual Funds, LTD	2,141.21	0.01%	0.00%	475,167,000	0	33,550	16,500	0	0	0	0	0	0	0	0	0	0	0
Roosevelt Investment Group, Inc.	1,127.02	0.01%	0.00%	475,167,000	0	32,664	36,644	24,434	22,281	40,154	0	0	0	0	0	0	0	0
Alyeska Investment Group, L.P.	11,034.08	0.01%	0.00%	475,167,000	0	32,171	46,569	0	0	0	0	0	0	0	0	0	0	0
Buckingham Capital Management Inc.	753.93	0.01%	0.00%	475,167,000	0	31,821	30,520	30,192	28,528	17,628	4,933	0	0	0	0	0	7,000	5,000
Crosslink Capital, Inc.	644.98	0.01%	0.00%	475,167,000	0	31,672	28,355	0	0	31,940	45,830	12,790	0	0	0	0	65,621	68,531
Steadfast Capital Management, L.P.	4,959.66	0.01%	0.00%	475,167,000	0	30,759	87,880	89,970	56,700	0	0	0	0	0	0	0	0	0
Redwood Investments, LLC	1,107.14	0.01%	0.00%	475,167,000	0	30,614	11,188	11,367	0	36,424	30,229	28,092	8,965	0	0	0	0	0
Stevens Capital Management, L.P.	2,449.04	0.01%	0.00%	475,167,000	0	29,381	7,375	0	33,083	42,070	0	6,888	3,350	0	0	85,875	121,822	1,666
Swarthmore Group, Inc.	668.80	0.01%	0.00%	475,167,000	0	28,860	28,250	30,975	42,975	54,625	0	0	0	0	9,800	9,800	89,125	75,300
Skandia Liv	1,895.77	0.01%	0.00%	475,167,000	0	28,826	35,326	41,426	39,396	42,496	39,896	39,896	37,896	40,096	52,696	54,496	53,196	0
Essex Investment Management Company, LLC	607.48	0.01%	0.00%	475,167,000	0	28,397	28,324	28,533	29,385	29,744	30,149	16,771	0	3,700	28,440	28,869	27,504	23,989
First Long Island Investors, LLC	574.38	0.01%	0.00%	475,167,000	0	28,297	28,557	29,810	31,367	30,996	30,956	31,325	31,433	8,900	0	0	7,200	7,200
Advisor Fondförvaltning AB	431.26	0.01%	0.00%	475,167,000	0	28,200	23,200	23,200	23,200	23,200	23,200	13,200	13,200	13,200	13,200	0	0	0

Soros Fund Management, LLC	4,349.61	0.01%	0.00%	475,167,000	0	28,100	39,510	12,537	41,140	106,363	77,877	0	0	0	0	15,000	0	32,500
The Cypress Funds, LLC	404.11	0.01%	0.00%	475,167,000	0	27,500	31,700	31,700	40,000	30,000	0	0	0	0	0	0	0	0
Aviva Investors France S.A.	4,562.03	0.01%	0.00%	475,167,000	0	26,928	23,414	22,225	22,225	22,225	23,429	23,429	26,164	39,164	26,164	19,664	15,900	0
Quoniam Asset Management GmbH	4,657.73	0.01%	0.00%	475,167,000	0	26,845	0	0	0	0	0	0	0	0	0	0	0	0
Manulife Asset Management (Hong Kong), LTD	3,052.15	0.01%	0.00%	475,167,000	0	26,638	26,452	25,734	26,645	26,396	0	0	0	0	0	0	0	0
Stacey Braun Associates, Inc.	1,522.15	0.01%	0.00%	475,167,000	0	26,557	27,030	26,543	26,835	28,633	392	9,847	0	0	0	24,912	34,421	35,275
Tikvah Management, LLC	205.20	0.01%	0.00%	475,167,000	0	26,222	26,222	26,222	26,222	26,222	26,222	26,222	26,222	0	0	0	0	0
Oak Ridge Investments, LLC	3,084.95	0.01%	0.00%	475,167,000	0	26,211	34,881	35,100	36,202	36,437	36,161	36,034	35,987	36,098	7,565	7,786	0	0
Standard Life Wealth, LTD	1,146.04	0.01%	0.00%	475,167,000	0	26,110	26,068	25,274	24,206	0	0	0	0	0	0	0	0	0
CTC, LLC	88.26	0.01%	0.00%	475,167,000	0	26,096	5,416	0	0	40,111	0	3,716	1,787	0	0	0	1,244	0
Ardevora Asset Management, LLP	3,955.02	0.01%	0.00%	475,167,000	0	26,000	27,700	29,400	28,800	21,500	9,800	6,900	0	0	0	0	0	0
Seaward Management Limited Partnership	1,870.87	0.01%	0.00%	475,167,000	0	25,839	23,265	22,428	18,551	839	778	732	760	1,250	1,195	1,195	1,060	0
Schroder Investment Management (Australia), LTD	4,861.97	0.01%	0.00%	475,167,000	0	25,800	25,400	0	0	0	0	0	0	0	0	0	0	0
Union Investment Privatfonds GmbH	41,511.78	0.01%	0.00%	475,167,000	0	25,218	213,415	201,784	193,794	205,051	160,483	170,271	15,250	10,000	9,500	9,500	0	0
Friess Associates, LLC	1,018.68	0.01%	0.00%	475,167,000	0	25,171	24,780	40,420	40,420	32,814	42,082	42,082	0	0	0	0	0	0
Ilmarinen Mutual Pension Insurance Company	10,034.82	0.01%	0.00%	475,167,000	0	25,000	25,000	25,000	25,000	25,000	0	0	0	0	0	0	0	0
Greenbrier Partners Capital Management, LLC	396.97	0.01%	0.00%	475,167,000	0	25,000	20,000	20,000	0	0	0	0	0	0	0	0	0	0
Chilton Capital Management, LLC	955.52	0.01%	0.00%	475,167,000	0	24,649	26,921	29,974	32,510	43,738	57,600	59,818	60,213	16,560	0	0	0	50
Crestwood Capital Management, L.P.	267.78	0.01%	0.00%	475,167,000	0	24,610	28,095	18,941	18,375	0	0	0	0	0	0	0	0	0
Quantitative Investment Management, LLC	3,974.50	0.01%	0.00%	475,167,000	0	24,500	49,400	73,900	43,800	37,000	2,500	0	32,200	0	0	0	0	0
Zacks Investment Management, Inc.	3,483.43	0.01%	0.00%	475,167,000	0	24,186	25,119	13,317	12,382	12,343	6,141	0	0	0	0	11,354	14,791	0
BNP Paribas Investment Partners UK, LTD	6,589.56	0.00%	0.00%	475,167,000	0	17,010	15,919	15,231	15,258	0	0	0	0	0	0	0	0	7,866

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

February 21, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of James McRitchie
Securities Exchange Act of 1934 ("Exchange Act") —Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Amazon.com, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Shareholders Meeting (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of James McRitchie (the "Proponent").

The Proposal states:

> RESOLVED: Shareholders of Amazon.com, Inc ("AMZN" or the "Company") ask the board of directors (the "Board") to amend its proxy access bylaws, specifically the definition of an "Eligible Stockholder," to raise the current "Eligible Stockholder" aggregation limit of 20 "stockholders and beneficial owners" to a limitation of 40 or 50 stockholders and beneficial owners forming such a group.

The supporting statement asserts that "even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% held for 3 years criteria at most companies [examined by the Council of Institutional Investors]." A copy of the Proposal, the supporting statement and related correspondence from the Proponent is attached to this letter as Exhibit A.

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10). As discussed below, the Company has adopted a proxy access right that compares favorably with and substantially implements the Proposal because it achieves the Proposal's essential purpose of providing the Company's shareholders with a meaningful proxy access right. In this respect, the meaningful proxy access right provided to the Company's shareholders, and the facts supporting our analysis that the Company's proxy access right substantially implements the Proposal, are substantially similar to those provided by other companies that substantially implemented shareholder proposals similar to the Proposal. *See Eastman Chemical Co.* (avail. Feb. 14, 2017); *The Dun & Bradstreet Corp.* (avail. Feb. 10, 2017); *General Dynamics Corp.* (avail. Feb 10, 2017); *NextEra Energy, Inc.* (avail. Feb. 10, 2017); *PPG Industries, Inc.* (avail. Feb. 10, 2017); *Reliance Steel & Aluminum Co.* (avail. Feb. 10, 2017); *United Continental Holdings, Inc.* (avail. Feb 10, 2017) (collectively, the "Proxy Access Aggregation Letters"). As a result, we believe that this no-action request does not raise any novel issues, and we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company's Bylaws Substantially Implement The Proposal.

A. Background

On February 24, 2016, the Board adopted amendments to the Company's Bylaws (the "Bylaws") implementing proxy access (the "Proxy Access Bylaw"). The Bylaws containing the Proxy Access Bylaw were filed with the Commission as an exhibit to the Company's Current Report on Form 8-K on February 25, 2016. *See* Exhibit B. The Proxy Access Bylaw provides that a shareholder, or a group of no more than 20 shareholders, that has continuously owned at least 3% of the Company's outstanding stock entitled to vote in the election of directors for at least three years, may nominate and include in the Company's proxy materials up to the greater of two directors or 20% of the number of the Company's directors then in office, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in the Bylaws. The Proposal requests that the Proxy Access Bylaw be amended to increase the number of shareholders allowed to aggregate their shares to reach the 3% ownership threshold from 20 to "40 or 50." Consistent with no-action letter precedent and as demonstrated below, the Proxy Access Bylaw satisfies the Proposal's essential objective because it already provides the Company's shareholders with a meaningful proxy access right.

B. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "fully effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the rule] defeated its purpose" because proponents were avoiding exclusion by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6 (Aug. 16, 1983) ("1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998) ("1998 Release"). Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc*. (avail. Mar. 28, 1991).

At the same time, a company need not implement a proposal in exactly the same manner set forth by the proponent. In *General Motors Corp.* (avail. Mar. 4, 1996), the company observed that the Staff has not required that a company implement the action requested in a proposal exactly in all details but has been willing to issue no-action letters under the predecessor of Rule 14a-8(i)(10) in situations where the "essential objective" of the proposal had been satisfied. The company further argued, "[i]f the mootness requirement of paragraph (c)(10) were applied too strictly, the intention of [the rule]—permitting exclusion of 'substantially implemented' proposals—could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice." For example, the Staff has concurred that companies, when substantially implementing a shareholder proposal, can address aspects of implementation on which a proposal is silent or which may differ from the manner in which the shareholder proponent would implement the proposal. *See, e.g.*, *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

The Staff has taken a similar approach when applying Rule 14a-8(i)(10) to proxy access shareholder proposals where the company has previously adopted a meaningful proxy access right. For example, the Staff consistently has concurred that a proxy access bylaw that includes a 20-shareholder aggregation limit substantially implements a proxy access shareholder proposal even where the proposal requested that an unlimited number of shareholders be able to aggregate their shares. *See, e.g., Cardinal Health Inc.* (avail. July 20, 2016); *Amazon.com, Inc.* (avail. Mar. 3, 2016); *Alaska Air Group* (avail. Feb. 12, 2016); *General Dynamics Corp.* (avail. Feb. 12, 2016). Further, in *NVR, Inc. (Recon.)* (avail. Mar. 25, 2016), a shareholder requested that the company amend its proxy access bylaw to, among other changes, eliminate the 20-shareholder aggregation limit. Although the Staff initially did not concur that NVR's proxy access bylaw substantially implemented the proposal, the company subsequently amended its bylaw to address other requested changes, but did not increase its 20-shareholder aggregation limit. In its no-action request, NVR noted that this limit was of "far less significance and not necessary to achieve the essential objectives of proxy access." The Staff concurred on reconsideration that the company had substantially implemented the proposal under Rule 14a-8(i)(10).

C. The Proxy Access Bylaw Achieves The Proposal's Essential Objective

The Proposal requests that the 20-shareholder aggregation limit in the Proxy Access Bylaw be increased to "40 or 50" shareholders. The Proposal then cites, as support for the proposed change, generic data from the Council of Institutional Investors asserting that "even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% held for 3 years criteria at most companies." The generic data cited in the Proposal is irrelevant to the Company's shareholder base. As discussed below, based on analysis of the Company's shareholder base, the Company's existing Proxy Access Bylaw, including the 20-shareholder aggregation provision, provides shareholders a meaningful proxy access right.

Based on data from regulatory filings by institutional investors, as of December 31, 2016, the largest 20 institutional shareholders of the Company hold approximately 36.85% of the Company's outstanding shares. All 20 of these institutional shareholders appear to have owned in the aggregate at least 31.70% of the Company's outstanding shares for at least three years. Further, based on this data, it appears that four of the Company's institutional shareholders have owned more than 3% of the Company's outstanding shares for at least three years and 19 of the current top 20 largest institutional shareholders have held more than 0.5% for at least three years. Accordingly, any of these 19 institutional shareholders could, on their own or in combination with only a few other shareholders, achieve the 3% ownership threshold in the Proxy Access Bylaw.

Moreover, utilizing proxy access at the Company is not dependent on a shareholder being one of the Company's largest 20 institutional shareholders. To further illustrate the ease of forming a nominating group with 20 or fewer shareholders, we note that, as of December 31, 2016, 73 different shareholders owned at least one-twentieth of 3%, or 0.15%, of the Company's outstanding shares. Any one of these shareholders can combine their shares with up to 19 other similarly situated shareholders and satisfy the 3% threshold, provided that (as with any other shareholder seeking to utilize proxy access) the other requirements set forth in the Proxy Access Bylaw are satisfied. As well, it appears that all but 6 of the Company's 50 largest institutional shareholders as of December 31, 2016 have owned Company shares over the past three years. In addition, for shareholders owning less than 0.15% of the Company's outstanding shares, there are countless options to aggregate shares in 20-shareholder groups to reach this 3% threshold. This demonstrates that the 20-shareholder aggregation limit in the Proxy Access Bylaw provides numerous opportunities for holders of less than 3% of the Company's shares to combine with other shareholders to satisfy the 3% ownership requirement. Even in the most extreme example, a shareholder who owns just one share of the Company's stock has a vast range of options, ranging from recruiting one 3% shareholder to recruiting 19 other shareholders who total 3% ownership, to every option in between. Given that even the holder of one share has a myriad of options to use proxy access at the Company, the Proxy Access Bylaw provides a meaningful proxy access right to the Company's shareholders.

As with the provisions and the facts addressed by other companies in the Proxy Access Aggregation Letters, the Proxy Access Bylaw, including the 20-shareholder aggregation limit, achieves the essential purpose of the Proposal by ensuring that the Company's shareholders are able to use proxy access effectively, while addressing administrative concerns that could arise if an unwieldy number of shareholders sought to nominate director candidates under proxy access. In this regard, it is also important to note that the Proposal provides no evidence that increasing the shareholder aggregation limit from 20 to 40 or 50 shareholders would meaningfully enhance the existing ability of the Company's shareholders to form nominating groups to use the Proxy Access Bylaw. In contrast, many companies like the Company have determined that a 20-shareholder nominating group provides a meaningful proxy access right as evidenced by the fact that it is a widely embraced standard among companies that have adopted proxy access. Specifically, of the 373 companies that announced the adoption of proxy access bylaws between January 1, 2013 and February 3, 2017, approximately 89% of companies have adopted a 20-shareholder aggregation limit. In addition, BlackRock, T. Rowe Price Group, Inc. and State Street Corporation, the publicly traded parent companies of some of the largest institutional shareholders in the United States, each have adopted proxy access bylaws that contain a 20-shareholder aggregation limit.

The Proxy Access Bylaw adopted by the Company compares favorably to the Proposal because, as demonstrated above, it achieves the Proposal's essential objective of providing the Company's shareholders with a meaningful proxy access right. Thus, consistent with no-action letter precedent, including the Proxy Access Aggregation Letters, we believe that the Proposal may be excluded under Rule 14a-8(i)(10).

CONCLUSION

We respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10). Based upon the analysis above and the recent precedent addressing substantially identical proposals, we are of the view that by adopting the Proxy Access Bylaw, which compares favorably with the guidelines of the Proposal, the Company already has substantially implemented the Proposal and, therefore, that the Proposal may properly be excluded under Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Mark Hoffman, the Company's Vice President & Associate General Counsel and Assistant Secretary, at (206) 266-2132.

Sincerely,



Ronald O. Mueller

Enclosure

cc: Mark Hoffman, Amazon.com, Inc.
John Chevedden
James McRitchie

EXHIBIT A

From: RightFax E-mail Gateway [mailto:rfax@smtp.amazon.com]
Sent: Monday, November 28, 2016 5:39 PM
To: legal-fax <legal-fax@amazon.com>
Subject: A fax has arrived from remote ID ***FISMA & OMB Memorandum M-07-16***

A fax has arrived from remote ID ***FISMA & OMB Memorandum M-07-16***

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Mr. David Zapolsky
Corporate Secretary
C/O Mark Hoffman <markhoff@amazon.com>
Amazon.com, Inc. (AMZN)
410 Terry Ave North
Seattle WA 98109
Phone: 206 266-1000
FX: 206-266-7010

Dear Corporate Secretary,

I am pleased to be a shareholder in Amazon.com, Inc. (AMZN) and appreciate the leadership our company has shown. However, I also believe Amazon has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors are appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



November 26, 2015

James McRitchie — Date

cc: Sarah C. Dods <sdods@amazon.com>
Michael Deal <ir@amazon.com>
John Chevedden

[AMZN– Rule 14a-8 Proposal, November 26, 2016]
Proposal [4] – Amend Shareholder Proxy Access

RESOLVED: Shareholders of Amazon.com, Inc ("AMZN" or the "Company") ask the board of directors (the "Board") to amend its proxy access bylaws, specifically the definition of an "Eligible Stockholder," to raise the current "Eligible Stockholder" aggregation limit of 20 "stockholders and beneficial owners" to a limitation of 40 or 50 stockholders and beneficial owners forming sucn a group.

SUPPORTING STATEMENT: The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis.

Proxy Access in the United States: Revisiting the Proposed SEC Rule (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion.

Public Versus Private Provision of Governance: The Case of Proxy Access (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recent proxy access bylaws, such as the fact that even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% held for 3 years criteria at most companies examined.

Many corporate boards have adopted proxy access bylaws with troublesome provisions that significantly impair the ability of shareholders to form nominating groups. The most common troublesome provision is limiting the number of shareholders that can form a nominating group to 20 members. Companies can thus appear to have a workable form of proxy access but that limitation makes implementation problematic and less attractive.

SEC staff members have granted "no-action" relief to several companies with bylaws limiting proxy access to groups of 20 shareholders based on "substantial implementation," even though the group of 20 limitation makes actual implementation highly unlikely. This proposal is worded to avoid that possibility by explicitly specifying a limit of 40 or 50 shareholders as the number of shareholders that can aggregate their shares to implement proxy access.

End the game-playing. Ask the Board to adopt THE provision that frightens entrenched boards and managers the most. Vote to make our Company's proxy access bylaws workable for more shareholders.

Increase Shareholder Value
Vote to Amend Shareholder Proxy Access – Proposal [4]

Notes:
James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

*** "Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.**

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 03981-00220

November 30, 2016

VIA OVERNIGHT MAIL

John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of Amazon.com, Inc. (the "Company"), which received on November 28, 2016, the shareholder proposal you submitted on behalf of James McRitchie (the "Proponent") entitled "Amend Shareholder Proxy Access" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of the Proponent's continuous ownership of the required number or amount of Company shares for the one-year period preceding and including November 28, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including November 28, 2016; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule

and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number or amount of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from the Proponent's broker or bank verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including November 28, 2016.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including November 28, 2016. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 28, 2016, the required number or amount of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Ave., N.W.,

Washington, DC 20036. Alternatively, you may transmit any response by email to me at rmueller@gibsondunn.com.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Ronald O. Mueller

cc: James McRitchie
Mark Hoffman, Amazon.com, Inc.
Gavin McCraley, Amazon.com, Inc.

Enclosures



December 13, 2016

James McRitchie

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear James McRitchie,

Pursuant to your request, this is to confirm that as of the date of this letter, James McRitchie held, and has held continuously for at least thirteen months, 115 shares of Amazon.com Inc (AMZN) common stock in his account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

EXHIBIT B

Exhibit 3.2

AMENDED AND RESTATED BYLAWS
OF
AMAZON.COM, INC.

SECTION 1. OFFICES

The principal office of the corporation shall be located at its principal place of business or such other place as the Board of Directors (the "Board") may designate. The corporation may have such other offices, either within or without the state of Delaware, as the Board may designate or as the business of the corporation may require from time to time.

SECTION 2. STOCKHOLDERS

2.1 Annual Meeting

The annual meeting of the stockholders for the purpose of electing Directors and transacting such other business as may properly come before the meeting shall be held at such place, date and hour as may be fixed from time to time by resolution of the Board.

2.2 Special Meetings

2.2.1 General

The Chairman of the Board, the Chief Executive Officer, the President, or the Board may call special meetings of the stockholders for any purpose.

2.2.2 Stockholder-Demanded Special Meetings

A special meeting of the stockholders shall be held if the holders of not less than 30% of all of the votes entitled to be cast on any issue to be considered at such meeting have dated, signed and delivered to the Secretary one or more written demands for such meeting, describing the purpose or purposes for which it is to be held. Any special meeting so demanded shall be held at such place, date and time as may be fixed from time to time by resolution of the Board, provided such special meeting shall be held not later than the 90th day after receipt by the Secretary of the requisite demand or demands for such meeting. Any stockholder proposing to introduce nominations or other business at such meeting (the "Proposing Stockholder") shall submit to the Secretary, at the time such demands are delivered, an affidavit confirming that it will timely provide the written notice required by subsection 2.5.2 hereof with respect to such nominations or other business.

2.3 Place of Meeting

All meetings shall be held at the principal office of the corporation or at such other place within or without the State of Delaware designated by the Board, by any persons entitled to call a meeting hereunder or in a waiver of notice signed by all of the stockholders entitled to notice of the meeting.

2.4 Notice of Meeting

Except as otherwise provided by these Bylaws, the Certificate of Incorporation or the General Corporation Law of the State of Delaware, as now or hereafter amended (the "DGCL"), the Chairman of the Board, the Chief Executive Officer, the President, the Secretary, or the Board shall cause to be delivered to each stockholder entitled to notice of or to vote at the meeting either personally or by mail, not less than 10 nor more than 60 days before the meeting, written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Upon written request by the holders of not less than the number of outstanding shares of the corporation specified in subsection 2.2.2 hereof and entitled to vote at the meeting, it shall be the duty of the Secretary to give notice of a special meeting of stockholders not less than 10 nor more than 60 days after receipt of said request. If such notice is mailed, it shall be deemed delivered when deposited in the official government mail properly addressed to the stockholder at such stockholder's address as it appears on the stock transfer books of the corporation with postage prepaid. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided by Section 232 of the DGCL. Prior to the start of any annual or special meeting of stockholders, the Board or the Chairman of the Board may postpone or cancel such meeting, subject to Section 2.2.2.

2.5 Nominations and Other Business for Stockholders' Meetings

2.5.1 Nominations and Other Business at Annual Meetings

Nominations for election of Directors and the proposal of other business may be made at an annual meeting of stockholders, provided that such nominations and other business must be properly brought before such meeting. To be properly brought before an annual meeting, nominations and other business must be (a) brought by or at the direction of the Board, (b) brought before the meeting by a stockholder of record entitled to vote on such matter at such meeting who submits a written notice containing the information set forth in subsection 2.5.3 hereof, provided that such notice is received by the Secretary not later than the close of business on the 90th day and not earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting (or if the date of the annual meeting is more than 30 days before or 60 days after such anniversary date, such notice must be so received not earlier than the close of business on the 120th day and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public disclosure of the date of the annual meeting was made), or (c) brought before the meeting by a stockholder of record entitled to vote on such matter at such meeting who submits a written notice pursuant to Section 2.16. For business to be brought before an annual meeting by a stockholder pursuant to clause (b) of the second sentence of this subsection 2.5.1, any such business must constitute a proper matter for stockholder action under the DGCL. In no event shall an adjournment or postponement of an annual meeting for which notice has been given commence a new time period for the giving of a stockholder's notice described in this subsection 2.5.1.

The foregoing notice procedures set forth in this subsection 2.5.1 shall not apply to a stockholder proposal submitted only pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or any successor provision.

2.5.2 Nominations and Other Business at Special Meetings

At any special meeting of the stockholders, only such business as is specified in the notice of such special meeting given in accordance with subsection 2.4 hereof shall come before such meeting.

At a special meeting of stockholders at which Directors are to be elected pursuant to the notice of meeting given in accordance with subsection 2.4 hereof, nominations for the election of Directors may be made only (a) by or at the direction of the Board or (b) by any stockholder of record entitled to vote for the election of Directors at such meeting who submits a written notice containing the information set forth in subsection 2.5.3 hereof, provided that such notice is received by the Secretary at the corporation's executive offices not later than the close of business on the tenth day following the date on which public disclosure of the date of such special meeting is first made.

At any special meeting held on the written demand of stockholders pursuant to subsection 2.2.2 hereof, in addition to any nomination of Directors as set forth in and in accordance with the immediately preceding paragraph, only such other business may be considered as (a) shall be brought before such meeting by or at the direction of the Board, or (b) shall be stated in the demand, provided that with respect to this clause (b), (i) any such business must be a proper matter for stockholder action under the DGCL, and (ii) the Proposing Stockholder must be entitled to vote on such matter at such meeting and must submit a written notice containing the information set forth in subsection 2.5.3 hereof, which notice must be received by the Secretary at the corporation's executive offices not later than the close of business on the tenth day following the date on which public disclosure of the date of such special meeting is first made.

2.5.3 Notice to Corporation

Any written notice required to be delivered by a stockholder to the corporation pursuant to subsection 2.5.1 or subsection 2.5.2 hereof or pursuant to Section 2.16, if applicable, must be given, either by personal delivery or by registered or certified mail, postage prepaid, to the Secretary at the corporation's principal executive offices. Any such stockholder notice shall set forth (a) as to the stockholder giving the notice and each beneficial owner (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended), if any, on whose behalf the nomination or other business is being proposed, (i) the name and address of the stockholder and the name and address of the beneficial owner; (ii) a representation that the stockholder intends to appear in person or by proxy at the meeting to propose such nomination or other business; and (iii) a statement of the number of shares of the corporation that are owned of record by the stockholder and owned beneficially by each beneficial owner, as of the date of the stockholder's notice, and the stockholder's agreement to notify the corporation in writing within five business days after the record date for such meeting of the number of such shares owned of record by the stockholder and owned beneficially by each beneficial owner as of such record date; (b) either as to the stockholder giving the notice or as to the beneficial owner on whose behalf the nomination or other business is being proposed, if the notice is given on behalf of a beneficial owner rather than on behalf of the record holder, (i) a description of any agreement, arrangement or understanding with respect to the nomination or other business between or among such stockholder or beneficial owner and any other person, including without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Schedule 13D of the Securities Exchange Act of 1934, as amended (regardless of whether a Schedule 13D is required), and the stockholder's agreement to notify the corporation in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of such record date; and (ii) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder or beneficial owner, the effect or intent of which is to mitigate loss to, or manage risk or benefit from changes in the share price of any class of the corporation's capital stock, or increase or decrease the voting power of the stockholder or beneficial owner with respect to shares of stock of the corporation, and the stockholder's agreement to notify the corporation in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of such record date; (c) as to each person the stockholder proposes to nominate for election or re-election as a Director, (i) the name and address of such person and such other information regarding such nominee as would be required to be disclosed in solicitations of proxies for election of Directors in an election contest, or is otherwise required, pursuant to and in accordance with Regulation 14A under the Securities Exchange Act of 1934, as amended; (ii) the consent of each such nominee to serve as a Director if elected; and (iii) a statement whether such person, if elected, intends to tender, promptly following such person's election or re-election, an irrevocable resignation effective upon such person's failure to receive the required vote for re-election at any future meeting at which such person would face re-election and acceptance of such resignation by the Board, in accordance with the corporation's Board of Directors Guidelines on Significant Corporate Governance Issues; (d) a written representation and agreement signed by the person the stockholder proposes to nominate and representing and agreeing that such nominee (i) is not and will not become a party to (A) any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such nominee, if elected as a Director of the corporation, will act or vote on any issue or question (a "Voting Commitment") other than any Voting Commitment that is disclosed to the corporation in such representation or (B) any Voting Commitment that could limit or interfere with such individual's ability to comply, if elected as a Director of the corporation, with such individual's fiduciary duties under applicable law, (ii) is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a Director other than any such agreement, arrangement, or understanding that is disclosed to the corporation in such representation, and (iii) if elected as a Director of the corporation, will comply with all of the corporation's corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and any other corporation policies and guidelines applicable to Directors; (e) a completed and signed questionnaire from each person the stockholder proposes to nominate regarding the matters generally required in the questionnaires required of the corporation's Directors (which questionnaire shall be provided to the person the stockholder proposes to nominate upon request); (f) as to any other business the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the language of the proposal (if appropriate), and any substantial interest (within the meaning of Item 5 of Schedule 14A of the Securities Exchange Act of 1934, as amended) in such business of the stockholder and the beneficial owner, if any, on whose behalf the business is being proposed; and (g) a representation whether the stockholder or the beneficial owner, if any, will engage in a solicitation with respect to such nomination or proposal and, if so, the name of each participant (as defined in Item 4 of Schedule 14A of the Securities Exchange Act of 1934, as amended) in such solicitation and whether such person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation's outstanding capital stock reasonably believed by such person to be sufficient to elect the nominee or nominees for Director or to approve or adopt the business to be proposed (in person or by proxy) by the stockholder. The corporation may require any proposed nominee for director to furnish such other information as the corporation may reasonably request, including such information as would be necessary for the corporation to determine whether the proposed nominee can be considered an independent Director.

2.5.4 General

Only such persons who are nominated in accordance with the procedures set forth in this Section 2.5 or pursuant to Section 2.16 shall be eligible to be elected to serve as Directors and only such other business shall be conducted that has been brought before the meeting in accordance with the procedures set forth in this Section 2.5. If the facts warrant, the Board, or the Chairman of the Board or the chair of the meeting, may determine and declare that (a) a nomination or other business does not constitute proper business to be transacted at the meeting or (b) a nomination or other business was not properly brought before the meeting in accordance with the provisions of this Section 2.5 or Section 2.16, as applicable. Without limitation of the foregoing, unless otherwise required by law, if a stockholder does not provide the information required under subsection 2.5.3 or, if applicable, Section 2.16, in the manner and within the time frames specified, or the stockholder does not appear in person or by proxy at the annual or special meeting to present the nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote have been received by the corporation.

2.6 Waiver of Notice

2.6.1 Waiver in Writing

Whenever any notice is required to be given to any stockholder under the provisions of these Bylaws, the Certificate of Incorporation or the DGCL, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

2.6.2 Waiver by Attendance

The attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when a stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

2.7 Fixing of Record Date for Determining Stockholders

2.7.1 Meetings

For the purpose of determining stockholders entitled to notice of and to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 (or the maximum number permitted by applicable law) nor less than 10 days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of and to vote at the meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

2.7.2 Consent to Corporate Action Without a Meeting

For the purpose of determining stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 (or the maximum number permitted by applicable law) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by Chapter 1 of the DGCL, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required by Chapter 1 of the DGCL, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

2.7.3 Dividends, Distributions and Other Rights

For the purpose of determining stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 (or the maximum number permitted by applicable law) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.8 Voting List

At least 10 days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, or any adjournment thereof, shall be made, arranged in alphabetical order, with the address of and number of shares held by each stockholder. This list shall be open to examination by any stockholder, for any purpose germane to the meeting, for a period of 10 days prior to, as well as during, the meeting in the manner provided by law.

2.9 Quorum

A majority of the outstanding shares of the corporation entitled to vote, present in person or represented by proxy at the meeting, shall constitute a quorum at a meeting of the stockholders; provided, that where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy at the meeting, shall constitute a quorum entitled to take action with respect to that vote on that matter. Whether or not a quorum is present or represented at a meeting, the chairman of the meeting or the Chairman of the Board may adjourn the meeting from time to time without further notice, subject to Section 2.2.2. In addition, if a quorum is not present or represented at a meeting, a majority of the shares represented at the meeting may adjourn the meeting from time to time without further notice. If a quorum is present or represented at a reconvened meeting following such an adjournment, any business may be transacted that might have been transacted at the meeting as originally called. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.10 Manner of Acting

In all matters other than the election of Directors, if a quorum is present, the affirmative vote of the majority of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater number is required by these Bylaws, the Certificate of Incorporation or the DGCL. Where a separate vote by a class or classes is required, if a quorum of such class or classes is present, the affirmative vote of the majority of outstanding shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class or classes, unless the vote of a greater number is required by these Bylaws, the Certificate of Incorporation or the DGCL. Directors shall be elected as set forth in Section 3.3 of these Bylaws.

2.11 Proxies

2.11.1 Appointment

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy. Such authorization may be accomplished by (a) the stockholder or such stockholder's authorized officer, director, employee or agent executing a writing or causing his or her signature to be affixed to such writing by any reasonable means, including facsimile signature or (b) by electronic transmission to the intended holder of the proxy or to a proxy solicitation firm, proxy support service or similar agent duly authorized by the intended proxy holder to receive such transmission; provided, that any such electronic transmission must either set forth or be accompanied by information from which it can be determined that the electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission by which a stockholder has authorized another person to act as proxy for such stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

2.11.2 Delivery to Corporation; Duration

A proxy shall be filed with the Secretary before or at the time of the meeting or the delivery to the corporation of the consent to corporate action in writing. A proxy shall become invalid three years after the date of its execution unless otherwise provided in the proxy. A proxy with respect to a specified meeting shall entitle the holder thereof to vote at any reconvened meeting following adjournment of such meeting but shall not be valid after the final adjournment thereof.

2.12 Voting of Shares

Each outstanding share entitled to vote with respect to the subject matter of an issue submitted to a meeting of stockholders shall be entitled to one vote upon each such issue.

2.13 Voting for Directors

Each stockholder entitled to vote at an election of Directors may vote, in person or by proxy, the number of shares owned by such stockholder for as many persons as there are Directors to be elected and for whose election such stockholder has a right to vote; provided, however, that no cumulative voting shall be permitted in the election of Directors.

2.14 Action by Stockholders Without a Meeting

Subject to the following paragraph, any action that is properly brought before the stockholders by or at the direction of the Board and that could be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall (a) be signed by the holders of outstanding shares of capital stock entitled to be voted with respect to the subject matter thereof having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted (as determined in accordance with subsection 2.6.2 hereof) and (b) be delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the records of proceedings of meetings of stockholders. Delivery made to the corporation's registered office shall be by hand or by certified mail or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless written consents signed by the requisite number of stockholders entitled to vote with respect to the subject matter thereof are delivered to the corporation, in the manner required by this Section 2, within 60 (or the maximum number permitted by applicable law) days of the earliest dated consent delivered to the corporation in the manner required by this Section 2. The validity of any consent executed by a proxy for a stockholder pursuant to an electronic transmission transmitted to such proxy holder by or upon the authorization of the stockholder shall be determined by or at the direction of the Secretary. A written record of the information upon which the person making such determination relied shall be made and kept in the records of the proceedings of the stockholders. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Any such consent shall be inserted in the minute book as if it were the minutes of a meeting of the stockholders.

2.15 Inspectors of Election

2.15.1 Appointment

In advance of a meeting of stockholders, the Board shall appoint one or more persons to act as inspectors of election at such meeting and to make a written report thereof. The Board may designate one or more persons to serve as alternate inspectors to serve in place of any inspector who is unable or fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairman of such meeting shall appoint one or more persons to act as inspector of elections at such meeting.

2.15.2 Duties

The inspectors of election shall:

(a) ascertain the number of shares of the corporation outstanding and the voting power of each such share;

(b) determine the shares represented at the meeting and the validity of proxies and ballots;

(c) count all votes and ballots;

(d) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by them; and

(e) certify their determination of the number of shares represented at the meeting and their count of the votes and ballots.

The validity of any proxy or ballot shall be determined by the inspectors of election in accordance with the applicable provisions of these Bylaws and the DGCL as then in effect. In determining the validity of any proxy transmitted by electronic transmission, the inspectors shall record in writing the information upon which they relied in making such determination. Each inspector of elections shall, before entering upon the discharge of his or her duties, take and sign an oath to faithfully execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors of election may appoint or retain other persons or entities to assist them in the performance of their duties.

2.16 Proxy Access for Director Nominations

2.16.1 Eligibility

Subject to the terms and conditions of these Bylaws, in connection with an annual meeting of stockholders at which directors are to be elected, the corporation will include in its proxy statement and on its form of proxy the name of, and will include in the proxy statement the Additional Information (as defined below) relating to, a number, as specified pursuant to Section 2.16.2(a) (the "Authorized Number"), of nominees for election to the Board for whom notice is provided pursuant to this Section 2.16 (each such nominee, a "Stockholder Nominee") if: (i) the Stockholder Nominee satisfies the eligibility requirements in this Section 2.16; (ii) the Stockholder Nominee is identified in a timely notice (the "Stockholder Notice") that satisfies this Section 2.16 and is received in accordance with subsection 2.16.3 from a stockholder who qualifies as or is acting on behalf of an Eligible Stockholder as defined in subsection 2.16.2; (iii) the Stockholder Notice expressly states that the Eligible Stockholder elects to have such Stockholder Nominee(s) included in the corporation's proxy materials pursuant to this Section 2.16; and (iv) the additional requirements in these Bylaws are satisfied.

2.16.2 Definitions

(a) The maximum number of Stockholder Nominees appearing in the corporation's proxy materials with respect to an annual meeting of stockholders (the "Authorized Number") shall not exceed twenty percent (20%) of the number of Directors in office as of the last day on which a Stockholder Notice may be delivered pursuant to this Section 2.16 with respect to the annual meeting, or if such amount is not a whole number, the closest whole number (rounding down) below twenty percent (20%); provided, that in the event that one or more vacancies for any reason occurs on the Board after the date of the Stockholder Notice but prior to or at the annual meeting and the Board resolves to reduce the size of the Board in connection therewith, the Authorized Number shall be calculated based on the number of Directors in office as so reduced; and provided, further, that the Authorized Number shall also be reduced by (i) any Stockholder Nominee for whom notice was provided pursuant to this Section 2.16 by an Eligible Stockholder, who is not at the time a Director and who the Board determines to include in the corporation's proxy materials with respect to such annual meeting as an unopposed (by the corporation) nominee, (ii) the number of Director nominees who previously were elected to the Board as Stockholder Nominees at any of the preceding two annual meetings and who are re-nominated for election at an annual meeting by the Board, and (iii) the number of directors in office or director candidates that in either case will be included in the corporation's proxy materials with respect to such annual meeting as an unopposed (by the corporation) nominee pursuant to an agreement, arrangement, or other understanding between the corporation and a stockholder or group of stockholders (other than any such agreement, arrangement, or understanding entered into in connection with an acquisition of capital stock, by such stockholder or group of stockholders, from the corporation), other than any such director who at the time of such annual meeting will have served as a director continuously, as a nominee of the Board, for at least two annual terms, except that the Authorized Number shall not be reduced below one (1) pursuant to this Section 2.16.2(a)(iii).

(b) To qualify as an "Eligible Stockholder," a stockholder must own and have owned (as defined below in subsection 2.16.2(c)) continuously for at least three years as of the date of the Stockholder Notice, or must be acting on behalf of a group of no more than 20 stockholders and beneficial owners each of whom owns and has owned (as defined below in subsection 2.16.2(c)) continuously for at least three years as of the date of the Stockholder Notice, a number of shares (as adjusted to account for any stock dividend, stock split, subdivision, combination, reclassification, or recapitalization) that (in the case of a group, in the aggregate) represents at least three percent (3%) of the shares of the corporation entitled to vote in the election of Directors outstanding as of the date of the Stockholder Notice (the "Required Shares"), and must thereafter continue to own the Required Shares through such annual meeting of stockholders; provided that in the case of a group of stockholders and beneficial owners (i) any and all requirements and obligations for an Eligible Stockholder set forth in Section 2.16 must be satisfied by and as to each such stockholder or beneficial owner (except that shares that a stockholder or beneficial owner has owned continuously for at least three years may be aggregated as specified above in this subsection 2.16.2(b)), and (ii) a group of any two or more funds that are (A) under common management and investment control, or (B) part of a family of funds, meaning a group of publicly-offered investment companies (whether organized in the U.S. or outside the U.S.) that hold themselves out to investors as related companies for purposes of investment and investor services, shall be treated as one stockholder or beneficial owner. No stockholder or beneficial owner, alone or together with any of its affiliates, may be a member of more than one group of stockholders or beneficial owners constituting an Eligible Stockholder under this Section 2.16, and no shares may be treated as owned by more than one stockholder or beneficial owner.

(c) For purposes of this Section 2.16, a stockholder or beneficial owner shall be deemed to "own" only those outstanding shares of the corporation as to which such person possesses both (i) the full voting and investment rights pertaining to the shares, and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (A) sold by such person or any of its affiliates in any transaction that has not been settled or closed, (B) borrowed by such person or any of its affiliates for any purposes or purchased by such person or any of its affiliates pursuant to an agreement to resell, or (C) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such person or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the corporation, in any such case which instrument or agreement has, or is intended to have or if exercised would have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such person's or its affiliates' full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting, or altering to any degree any gain or loss arising from the full economic ownership of such shares by such person or its affiliate. A stockholder or beneficial owner shall "own" shares held in the name of a nominee or other intermediary so long as the stockholder or beneficial owner retains the right to instruct how the shares are voted with respect to the election of Directors and possesses the full economic interest in the shares. A stockholder's or beneficial owner's ownership of shares shall be deemed to continue during any period in which the person has delegated any voting power by means of a proxy, power of attorney, or other instrument or arrangement that is revocable at any time by the stockholder or beneficial owner. A stockholder's or beneficial owner's ownership of shares shall be deemed to continue during any period in which the person has loaned such shares provided that the stockholder or beneficial owner has the power to recall such loaned shares on not more than five business days' notice and recalls such loaned shares back to its own possession not more than five business days after being notified that its Stockholder Nominee will be included in the corporation's proxy materials for the relevant annual meeting and holds the recalled shares through the annual meeting. For purposes of this Section 2.16, the terms "owned," "owning," and other variations of the word "own" shall have correlative meanings, and the term "affiliate" or "affiliates" shall have the meanings ascribed under the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended.

(d) For purposes of this Section 2.16, the "Additional Information" that the corporation will include in its proxy statement is: (i) the information set forth in the Schedule 14N provided with the Stockholder Notice concerning the Stockholder Nominee(s) and the Eligible Stockholder that is required to be disclosed in the corporation's proxy statement by the regulations promulgated under the Securities Exchange Act of 1934, as amended; and (ii) if the Eligible Stockholder so elects, a single written statement of the Eligible Stockholder (or, in the case of a group, a single written statement of the group), not to exceed 500 words, in support of the Stockholder Nominee(s), which must be provided at the same time as the Stockholder Notice for inclusion in the corporation's proxy statement for the annual meeting (the "Statement"). Notwithstanding anything to the contrary contained in this Section 2.16, the corporation may omit from its proxy materials any information or Statement that it, in good faith, believes is untrue in any material respect (or omits a material fact necessary to make the statements made, in light of the circumstances under which they are made, not misleading), or would violate any applicable law or regulation. Nothing in this Section 2.16 shall limit the corporation's ability to solicit against and include in its proxy materials its own statements relating to any Eligible Stockholder or Stockholder Nominee.

2.16.3 Stockholder Notice and Other Information Requirements

(a) The Stockholder Notice must set forth: (i) the information required under subsection 2.5.3 (and for such purposes, references in subsection 2.5.3 to the "beneficial owner" on whose behalf the nomination is made shall be deemed to refer to the "Eligible Stockholder" on whose behalf the Stockholder Notice is delivered); (ii) a statement by the Eligible Stockholder (or in the case of a group, each stockholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Stockholder), which statement(s) shall also be included in the Schedule 14N filed with the SEC, setting forth and certifying as to the number of shares of the corporation it owns and has owned (as defined in subsection 2.16.2(c)) continuously for at least three years as of the date of the Stockholder Notice, agreeing to continue to own such shares through the annual meeting, and stating whether or not it intends to maintain ownership of the Required Shares for at least one year following the annual meeting; (iii) a copy of the Schedule 14N that has been or concurrently is filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Securities Exchange Act of 1934, as amended; and (iv) the written agreement of the Eligible Stockholder (or in the case of a group, the written agreement of each stockholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Stockholder) addressed to the corporation, setting forth the following additional agreements, representations, and warranties: (A) to provide the corporation in writing within five business days after the record date for the annual meeting the information required to be provided under subsection 2.5.3 of these Bylaws as of such record date; (B) that the Eligible Stockholder (including each member of any group of stockholders or beneficial owners that together is an Eligible Stockholder under this Section 2.16) (1) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not presently have any such intent, (2) has not nominated and will not nominate for election to the Board at the annual meeting any person other than the Stockholder Nominee(s) being nominated pursuant to this Section 2.16, (3) has not engaged and will not engage in, and has not been and will not be a "participant" (as defined in Item 4 of Schedule 14A under the Securities Exchange Act of 1934, as amended) in, a "solicitation" within the meaning of Rule 14a-1(l) under the Securities Exchange Act of 1934, as amended, in support of the election of any individual as a Director at the annual meeting other than its Stockholder Nominee or a nominee of the Board, (4) will not distribute to any stockholder any form of proxy for the annual meeting other than the form distributed by the corporation, (5) will comply with all laws and regulations applicable to its nomination and any solicitation in connection with the annual meeting, and (6) will file all materials described below in subsection 2.16.3(e) with the Securities and Exchange Commission, regardless of whether any such filing is required under Regulation 14A of the Securities Exchange Act of 1934, as amended, or whether any exemption from filing is available for such materials under Regulation 14A of the Securities Exchange Act of 1934, as amended; (C) to provide immediate notice if the Eligible Stockholder ceases to own any of the Required Shares prior to the applicable annual meeting of stockholders; (D) to assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the stockholders of the corporation or out of the information that the Eligible Stockholder provided to the corporation; (E) to indemnify and hold harmless the corporation and its affiliates and each of its and their Directors, officers, and employees individually against any liability, loss, or damages in connection with any threatened or pending action, suit, or proceeding, whether legal, administrative, or investigative, against the corporation or its affiliates or any of its or their Directors, officers, or employees arising out of the nomination or solicitation process pursuant to this Section 2.16; and (F) to promptly provide to the corporation (but in any event within five business days after such request) such additional information as is necessary or reasonably requested by the corporation; and (v) in the case of a nomination by a group of stockholders or beneficial owners that together is an Eligible Stockholder, the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating stockholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination.

(b) To be timely under this Section 2.16, the Stockholder Notice must be received by the Secretary at the corporation's principal executive office not later than the close of business on the 120th day and not earlier than the close of business on the 150th day prior to the first anniversary of the date (as stated in the corporation's proxy materials) the definitive proxy statement was first sent to stockholders in connection with the preceding year's annual meeting, or if the date of the annual meeting is more than 30 days before or after the anniversary date of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, to be timely, the Stockholder Notice must be so received not earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public disclosure of the date of the annual meeting was first made. In no event shall an adjournment or recess of an annual meeting, or postponement of an annual meeting for which notice has been given, commence a new time period (or extend any time period) for the giving of the Stockholder Notice as described above.

(c) Within the time period prescribed in subsection 2.16.3(b) for delivery of the Stockholder Notice, the Eligible Stockholder shall deliver: (i) a written representation and agreement signed by such Stockholder Nominee and representing and agreeing that such Stockholder Nominee (A) consents to being named in the corporation's proxy statement and form of proxy as a nominee and to serving as a Director if elected, (B) is not and will not become a party to (1) any Voting Commitment (as defined in Section 2.5.3 of these Bylaws) other than any Voting Commitment that is disclosed to the corporation in such representation or (2) any Voting Commitment that could limit or interfere with such individual's ability to comply, if elected as a Director of the corporation, with such individual's fiduciary duties under applicable law, (C) is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a Director other than any such agreement, arrangement, or understanding that is disclosed to the corporation in such representation, and (D) if elected as a Director of the corporation, will comply with all of the corporation's corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and any other corporation policies and guidelines applicable to Directors; and (ii) a completed and signed questionnaire from each Stockholder Nominee regarding the matters generally required in the questionnaires required of the corporation's Directors (which questionnaire shall be provided to the Stockholder Nominee upon request). At the request of the corporation, the Stockholder Nominee must promptly, but in any event within five business days of such request, provide to the corporation such other information as it may reasonably request, including additional information to permit the Board to determine whether each Stockholder Nominee satisfies the eligibility requirements of subsection 2.16.4(a)(iii) of these Bylaws.

(d) An Eligible Stockholder (or in the case of a group, each stockholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Stockholder) must (i) within five business days after the date of the Stockholder Notice, deliver to the corporation one or more written statements from the record holder(s) of the Required Shares and from each intermediary through which the Required Shares are or have been held, in each case during the requisite three-year holding period, specifying the number of shares that the Eligible Stockholder owns as of the date of the Stockholder Notice and has owned continuously for the preceding three years, and (ii) as to any group of funds whose shares are aggregated for purposes of constituting an Eligible Stockholder, within five business days after the date of the Stockholder Notice, provide documentation reasonably satisfactory to the corporation demonstrating that the number of stockholders and/or beneficial owners within such group does not exceed 20, including whether a group of investment companies qualifies as one stockholder or beneficial owner within the meaning of subsection 2.16.2(b).

(e) The Eligible Stockholder shall file with the Securities and Exchange Commission any solicitation or other communication relating to the corporation's annual meeting of stockholders, one or more of the corporation's Directors then in office, or any Stockholder Nominee, regardless of whether any such filing is required under Regulation 14A of the Securities Exchange Act of 1934, as amended, or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Securities Exchange Act of 1934, as amended.

(f) In the event that any information or communications provided by the Eligible Stockholder or any Stockholder Nominees to the corporation or its stockholders is not, when provided, or thereafter ceases to be true, correct, and complete in all material respects (including omitting a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading), such Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary and provide the information that is required to make such information or communication true, correct, complete, and not misleading; it being understood that providing any such notification shall not be deemed to cure any such defect or limit the remedies (including without limitation under these Bylaws) available to the corporation relating to any such defect.

2.16.4 Proxy Access Procedures

(a) Notwithstanding anything to the contrary contained in this Section 2.16, the corporation shall omit from its proxy statement and proxy card any Stockholder Nominee, and such nomination shall be disregarded and no vote on such Stockholder Nominee will occur, notwithstanding that proxies in respect of such vote may have been received by the corporation, if (i) the corporation receives notice (whether or not subsequently withdrawn) that a stockholder intends to nominate a person for election to the Board pursuant to the advance notice requirements for stockholder nominees for Director set forth in Section 2.5 of these Bylaws and which stockholder does not expressly elect to have its nominee(s) included in the corporation's proxy materials pursuant to this Section 2.16, (ii) the Eligible Stockholder breaches any of its respective agreements, representations, or warranties set forth in the Stockholder Notice (or otherwise provided or required pursuant to this Section 2.16), any of the information in the Stockholder Notice (or otherwise submitted pursuant to this Section 2.16) was not, when provided, true, correct, and complete, or the requirements of this Section 2.16 otherwise have not been satisfied, (iii) the Stockholder Nominee (A) is not independent under the listing standards of the principal U.S. exchange upon which the shares of the corporation are listed, applicable Securities and Exchange Commission rules, and any publicly disclosed standards used by the Board in determining and disclosing the independence of the corporation's Directors, (B) does not qualify as independent under the audit committee independence requirements set forth in the rules of the principal U.S. exchange on which shares of the corporation are listed, as a "non-employee director" under Rule 16b-3 of the Securities and Exchange Act of 1934, as amended, or as an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision), (C) is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended, (D) is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) within the past 10 years, or (E) is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, or (iv) the election of the Stockholder Nominee to the Board would cause the corporation to be in violation of the Certificate of Incorporation, these Bylaws, any applicable law, rule, or regulation or the listing standards of the principal U.S. exchange upon which the shares of the corporation are listed.

(b) An Eligible Stockholder submitting more than one Stockholder Nominee for inclusion in the corporation's proxy materials pursuant to this Section 2.16 shall rank such Stockholder Nominees based on the order that the Eligible Stockholder desires such Stockholder Nominees to be selected for inclusion in the corporation's proxy statement and include such specified rank in its Stockholder Notice submitted to the corporation. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 2.16 exceeds the Authorized Number, the corporation shall determine which Stockholder Nominees shall be included in the corporation's proxy materials in accordance with the following provisions: the highest ranking Stockholder Nominee of each Eligible Stockholder will be selected for inclusion in the corporation's proxy materials until the Authorized Number is reached, going in order of the amount (largest to smallest) of shares of the corporation each Eligible Stockholder disclosed as owned in its respective Stockholder Notice submitted to the corporation. If the Authorized Number is not reached after each Eligible Stockholder has had one Stockholder Nominee selected, this selection process will continue as many times as necessary, following the same order each time, until the Authorized Number is reached. Following such determination, if any Stockholder Nominee who satisfies the eligibility requirements in this Section 2.16 thereafter is not included in the corporation's proxy materials, or is not presented for election as a Director for any reason (including the Stockholder Nominee's or the Eligible Stockholder's failure to comply with this Section 2.16 or withdrawal of the Stockholder Nominee or nomination), no other nominee or nominees shall be included in the corporation's proxy materials or otherwise submitted for election as a Director pursuant to this Section 2.16 in substitution for such Stockholder Nominee.

(c) Any Stockholder Nominee who is included in the corporation's proxy materials for a particular annual meeting of stockholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting for any reason, including failure to comply with any provision of these Bylaws (provided that in no event shall any such withdrawal, ineligibility, or unavailability commence a new time period (or extend any time period) for the giving of a Stockholder Notice), or (ii) does not receive a number of votes cast in favor of the Stockholder Nominee's election equal to twenty-five percent (25%) or more of the shares present in person or represented by proxy and entitled to vote in the election of Directors, will be ineligible to be a Stockholder Nominee pursuant to this Section 2.16 for the next two annual meetings.

(d) Except as otherwise provided by law, and notwithstanding any other provision of these Bylaws, each of the Chairman of the Board, the Board (including any authorized committee of the Board), or the chairman of the meeting shall have the power and authority to interpret this Section 2.16 and to make any and all determinations necessary or advisable to apply this Section 2.16 to any persons, facts, or circumstances, in each case acting in good faith. For purposes of applying the requirements of this Section 2.16 (including subsection 2.16.2(b)), the number of Required Shares required to be owned by any person or persons during any time period shall be adjusted, in the manner determined by the Board (including any authorized committee thereof) or by the Secretary of the corporation, to account for any stock dividend, stock split, subdivision, combination, reclassification, or recapitalization of shares of the corporation. This Section 2.16 shall be the exclusive method for stockholders to include nominees for Director election in the corporation's proxy materials.

SECTION 3. BOARD OF DIRECTORS

3.1 General Powers

The business and affairs of the corporation shall be managed by the Board.

3.2 Number and Tenure

The number of Directors shall be fixed from time to time exclusively pursuant to a resolution adopted by the Board.

No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director. Each Director shall serve for the term he or she was elected, or until his or her successor shall have been elected and qualified, or until his or her death, resignation or removal from office. Directors need not be stockholders of the corporation or residents of the State of Delaware.

3.3 Election

A nominee for Director shall be elected to the Board if the votes cast for such nominee's election exceed the votes cast against such nominee's election; provided, however, that Directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the corporation receives a notice that a stockholder intends to nominate a person for election to the Board pursuant to Section 2.5 of these Bylaws or Section 2.16 of these Bylaws, and (ii) on or before the seventh day before the corporation first mails its notice of meeting for such meeting to the stockholders such nomination has not been withdrawn by such stockholder or determined not to be valid and effective, with such determination to be made by the Board of Directors (or a designated committee thereof) or, if challenged in court, by final court order. If Directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

3.4 Annual and Regular Meetings

An annual Board meeting shall be held without notice immediately after and at the same place as the annual meeting of stockholders. By resolution, the Board or any committee designated by the Board may specify the time and place either within or without the State of Delaware for holding regular meetings thereof without other notice than such resolution.

3.5 Special Meetings

Special meetings of the Board or any committee appointed by the Board may be called by or at the request of the Chairman of the Board, the Chief Executive Officer, the President, the Secretary or, in the case of special Board meetings, any Director, and, in the case of any special meeting of any committee appointed by the Board, by the Chairman thereof. The person or persons authorized to call special meetings may fix any place either within or without the State of Delaware as the place for holding any special meeting called by them.

3.6 Meetings by Telephone

Members of the Board or any committee designated by the Board may participate in a meeting of such Board or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at a meeting.

3.7 Notice of Special Meetings

Notice of a special Board or committee meeting stating the place, day and hour of the meeting shall be given to a Director as set forth in this Section 3.7. Neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice of such meeting.

3.7.1 Personal Delivery

If notice is given by personal delivery, the notice shall be effective if delivered to a Director at least twenty-four hours before the meeting.

3.7.2 Delivery by Mail

If notice is delivered by mail, the notice shall be deemed effective if deposited in the official government mail properly addressed to a Director at his or her address shown on the records of the corporation with postage prepaid at least five days before the meeting.

3.7.3 Delivery by Private Carrier

If notice is given by private carrier, the notice shall be deemed effective when dispatched to a Director at his or her address shown on the records of the corporation at least three days before the meeting.

3.7.4 Facsimile Notice

If notice is delivered by wire or wireless equipment that transmits a facsimile of the notice, the notice shall be deemed effective when dispatched at least twenty-four hours before the meeting to a Director at his or her telephone number or other number shown on the records of the corporation.

3.7.5 Delivery by Electronic Transmission

If notice is delivered by electronic transmission, the notice shall be deemed effective when dispatched at least twenty-four hours before the meeting to a Director at his or her electronic transmission address shown on the records of the corporation.

3.7.6 Oral Notice

If notice is delivered orally, by telephone or in person, the notice shall be deemed effective if personally given to the Director at least twenty-four hours before the meeting.

3.8 Waiver of Notice

3.8.1 Manner

Whenever any notice is required to be given to any Director under the provisions of these Bylaws, the Certificate of Incorporation or the DGCL, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board or any committee appointed by the Board need be specified in the waiver of notice of such meeting.

3.8.2 By Attendance

The attendance of a Director at a Board or committee meeting shall constitute a waiver of notice of such meeting, except when a Director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

3.9 Quorum

A majority of the total number of Directors fixed by or in the manner provided in these Bylaws or, if vacancies exist on the Board, a majority of the total number of Directors then serving on the Board, provided, however, that such number may be not less than one-third of the total number of Directors fixed by or in the manner provided in these Bylaws, shall constitute a quorum for the transaction of business at any Board meeting. If less than a majority are present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

3.10 Manner of Acting

The act of the majority of the Directors present at a Board or committee meeting at which there is a quorum shall be the act of the Board or committee, unless the vote of a greater number is required by these Bylaws, the Certificate of Incorporation or the DGCL.

3.11 Presumption of Assent

A Director of the corporation present at a Board or committee meeting at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent is entered in the minutes of the meeting, or unless such Director files a written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or forwards such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. A Director who voted in favor of such action may not dissent.

3.12 Action by Board or Committees Without a Meeting

Any action required or permitted to be taken at any meeting of the Board or of any committee of the Board may be taken without a meeting if all of the members of the Board or of the committee of the Board, as the case may be, consent thereto in writing or by electronic transmission as provided in the DGCL and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.13 Resignation

Any Director may resign at any time by delivering written notice to the Chairman of the Board, the Chief Executive Officer, the President, the Secretary or the Board, or to the registered office of the corporation. Any such resignation shall take effect at the time specified therein, or if the time is not specified, upon delivery thereof and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.14 Removal

At a meeting of stockholders called expressly for that purpose, or without a meeting pursuant to Section 2.14 of these Bylaws, one or more members of the Board (including the entire Board) may be removed, with or without cause, by the holders of not less than a majority of the shares entitled to elect the Director or Directors whose removal is sought in the manner provided by these Bylaws.

3.15 Vacancies

Any vacancy occurring on the Board may be filled only by the affirmative vote of a majority of the remaining Directors, whether or not they constitute a quorum of the Board. A Director elected to fill a vacancy shall be elected until the next election of Directors or until his or her successor shall have been elected and qualified, or until his or her death, resignation or removal from office. Any directorship to be filled by reason of an increase in the number of Directors may be filled by the Board for a term of office continuing only until the next election of Directors, and until his or her successor shall be elected and qualify.

3.16 Committees

3.16.1 Creation and Authority of Committees

The Board may, pursuant to the authority granted in subsection (2) of section 141(c) of the DGCL, designate one or more standing or temporary committees, each committee to consist of one or more Directors of the corporation. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board establishing such committee or as otherwise provided in these Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that require it; but no such committee shall have the power or authority in reference to (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or repealing any Bylaw of the corporation.

3.16.2 Minutes of Meetings

All committees so appointed shall keep regular minutes of their meetings and shall cause them to be recorded in books kept for that purpose.

3.16.3 Quorum and Manner of Acting

A majority of the number of Directors composing any committee of the Board, as established and fixed by resolution of the Board, shall constitute a quorum for the transaction of business at any meeting of such committee but, if less than a majority are present at a meeting, a majority of such Directors present may adjourn the meeting from time to time without further notice. The act of a majority of the members of a committee present at a meeting at which a quorum is present shall be the act of such committee.

3.16.4 Resignation

Any member of any committee may resign at any time by delivering written notice to the Chairman of the Board, the Chief Executive Officer, the President, the Secretary, the Board or the Chairman of such committee. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon delivery thereof and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.16.5 Removal

The Board may remove from office any member of any committee elected or appointed by it.

3.17 Compensation

By Board resolution, Directors and committee members may be paid their expenses, if any, of attendance at each Board or committee meeting, a fixed sum for attendance at each Board or committee meeting, or a stated salary as Director or a committee member, or a combination of the foregoing. No such payment shall preclude any Director or committee member from serving the corporation in any other capacity and receiving compensation therefor.

SECTION 4. OFFICERS

4.1 Number

The officers of the corporation shall be a Chief Executive Officer, a President, a Secretary and a Treasurer, each of whom shall be elected by the Board. One or more Vice Presidents and such other officers and assistant officers, including a Chairman of the Board, may be elected or appointed by the Board, such officers and assistant officers to hold office for such period, have such authority and perform such duties as are provided in these Bylaws or as may be provided by resolution of the Board. Any officer may be assigned by the Board any additional title that the Board deems appropriate. The Board may delegate to any officer or agent the power to appoint any such subordinate officers or agents and to prescribe their respective terms of office, authority and duties. Any two or more offices may be held by the same person.

4.2 Election and Term of Office

The officers of the corporation shall be elected annually by the Board at the Board meeting held after the annual meeting of the stockholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as a Board meeting conveniently may be held. Unless an officer dies, resigns or is removed from office, he or she shall hold office until the next annual meeting of the Board or until his or her successor is elected.

4.3 Resignation

Any officer may resign at any time by delivering written notice to the Chairman of the Board, the Chief Executive Officer, the President, a Vice President, the Secretary or the Board. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon delivery thereof and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

4.4 Removal

Any officer or agent elected or appointed by the Board may be removed by the Board, and any officer appointed by an officer upon whom the power of appointment has been conferred by the Board may be removed by any such officer or by the Board, whenever in the judgment of the Board or of such officer, as the case may be, the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

4.5 Vacancies

A vacancy in any office because of death, resignation, removal, disqualification, creation of a new office or any other cause may be filled by the Board for the unexpired portion of the term, or for a new term established by the Board.

4.6 Chairman of the Board

If elected, the Chairman of the Board shall perform such duties as shall be assigned to him or her by the Board from time to time and shall preside over meetings of the Board and stockholders unless another officer is appointed or designated by the Board as chairman of such meeting.

4.7 Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the corporation, shall preside over meetings of the Board and stockholders in the absence of a Chairman of the Board and, subject to the Board's control, shall supervise and control all of the assets, business and affairs of the corporation. The Chief Executive Officer may sign deeds, mortgages, bonds, contracts or other instruments, except when the signing and execution thereof have been expressly delegated by the Board or by these Bylaws to some other officer or agent of the corporation or are required by law to be otherwise signed or executed by some other officer or in some other manner. In general, the Chief Executive Officer shall perform all duties incident to the office of Chief Executive Officer and such other duties as are prescribed by the Board from time to time.

4.8 President

In the event of the death of the Chief Executive Officer or his inability to act, the President shall perform the duties of the Chief Executive Officer, except as may be limited by resolution of the Board, with all the powers of and subject to all the restrictions upon the Chief Executive Officer. The President may sign with the Secretary or any Assistant Secretary certificates for shares of the corporation. The President shall have, to the extent authorized by the Chief Executive Officer or the Board, the same powers as the Chief Executive Officer to sign deeds, mortgages, bonds, contracts or other instruments. The President shall perform such other duties as from time to time may be assigned to him or her by the Chief Executive Officer or the Board.

4.9 Vice President

In the event of the death of the President or his or her inability to act, the Vice President (or if there is more than one Vice President, the Vice President who was designated by the Board as the successor to the President, or if no Vice President is so designated, the Vice President first elected to such office) shall perform the duties of the President, except as may be limited by resolution of the Board, with all the powers of and subject to all the restrictions upon the President. Any Vice President may sign with the Secretary or any Assistant Secretary certificates for shares of the corporation. Vice Presidents shall have, to the extent authorized by the President or the Board, the same powers as the President to sign deeds, mortgages, bonds, contracts or other instruments. Vice Presidents shall perform such other duties as from time to time may be assigned to them by the President or the Board.

4.10 Secretary

The Secretary shall be responsible for preparation of minutes of meetings of the Board and stockholders, maintenance of the corporation's records and stock registers, and authentication of the corporation's records and shall in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the President or the Board. In the absence of the Secretary, an Assistant Secretary may perform the duties of the Secretary.

4.11 Treasurer

The Treasurer shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in banks, trust companies or other depositories selected in accordance with the provisions of these Bylaws; sign certificates for shares of the corporation; and in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the President or by the Board. In the absence of the Treasurer, an Assistant Treasurer may perform the duties of the Treasurer.

4.12 Salaries

The salaries of the officers shall be fixed from time to time by the Board or by any person or persons to whom the Board has delegated such authority. No officer shall be prevented from receiving such salary by reason of the fact that he or she is also a Director of the corporation.

SECTION 5. CONTRACTS, LOANS, CHECKS AND DEPOSITS

5.1 Contracts

The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances.

5.2 Loans to the Corporation

No loans for borrowed money shall be contracted on behalf of the corporation and no evidences of indebtedness for borrowed money shall be issued in its name unless authorized by a resolution of the Board. Such authority may be general or confined to specific instances.

5.3 Checks, Drafts, Etc.

All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, or agent or agents, of the corporation and in such manner as is from time to time determined by resolution of the Board.

5.4 Deposits

All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board may select.

SECTION 6. CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1 Issuance of Shares

No shares of the corporation shall be issued unless authorized by the Board, which authorization shall include the maximum number of shares to be issued and the consideration to be received for each share.

6.2 Certificates for Shares

The shares of the corporation shall be represented by certificates, provided that the Board may provide by resolution that some or all of any classes or series of the corporation’s stock shall be uncertificated shares. Each holder of stock represented by certificates shall be entitled to a certificate signed by, or in the name of the corporation by the Chairman of the Board, President, or a Vice President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, any of whose signatures may be a facsimile. The Board may in its discretion appoint responsible banks, trust companies or other professionals from time to time to act as transfer agents and registrars of the stock of the corporation; and, when such appointments shall have been made, no stock certificate shall be valid until countersigned by one of such transfer agents and registered by one of such registrars. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person was such officer, transfer agent or registrar at the date of issue. All certificates shall include on their face written notice of any restrictions that may be imposed on the transferability of such shares and shall be consecutively numbered or otherwise identified.

6.3 Stock Records

The stock transfer books shall be kept at the registered office or principal place of business of the corporation or at the office of the corporation’s transfer agent or registrar. The name and address of each person to whom shares are issued, together with the class and number of such shares and the date of issue thereof, shall be entered on the stock transfer books of the corporation. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

6.4 Restriction on Transfer

Except to the extent that the corporation has obtained an opinion of counsel acceptable to the corporation that transfer restrictions are not required under applicable securities laws, or has otherwise satisfied itself that such transfer restrictions are not required, all certificates representing shares of the corporation shall bear a legend on the face of the certificate, or on the reverse of the certificate if a reference to the legend is contained on the face, that reads substantially as follows:

> "The securities evidenced by this certificate have not been registered under the Securities Act of 1933 or any applicable state law, and no interest therein may be sold, distributed, assigned, offered, pledged or otherwise transferred unless (a) there is an effective registration statement under such Act and applicable state securities laws covering any such transaction involving said securities or (b) this corporation receives an opinion of legal counsel for the holder of these securities (concurred in by legal counsel for this corporation) stating that such transaction is exempt from registration or this corporation otherwise satisfies itself that such transaction is exempt from registration. Neither the offering of the securities nor any offering materials have been reviewed by any administrator under the Securities Act of 1933 or any applicable state law."

If any securities of the corporation are issued pursuant to Regulation S ("Regulation S") of the Securities Act of 1933, as amended (the "1933 Act"), the corporation will refuse to register any subsequent transfer of such securities if such transfer is not made in accordance with Regulation S, pursuant to registration under the 1933 Act or pursuant to an available exemption from registration under the 1933 Act.

6.5 Transfer of Shares

The transfer of shares of the corporation shall be made only on the stock transfer books of the corporation pursuant to authorization or document of transfer made by the holder of record thereof or by his or her legal representative, who shall furnish proper evidence of authority to transfer, or by his or her attorney-in-fact authorized by power of attorney duly executed and filed with the Secretary of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate, if any, shall be issued until the former certificates, if any, for a like number of shares shall have been surrendered and canceled.

6.6 Lost or Destroyed Certificates

In the case of a lost, destroyed or mutilated certificate, a new certificate may be issued therefor upon such terms and indemnity to the corporation as the Board may prescribe.

6.7 Shares of Another Corporation

Shares owned by the corporation in another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the Board may determine or, in the absence of such determination, by the Chief Executive Officer, the President or any Vice President of the corporation.

SECTION 7. BOOKS AND RECORDS

The corporation shall keep correct and complete books and records of account, stock transfer books, minutes of the proceedings of its stockholders and Board and such other records as may be necessary or advisable.

SECTION 8. ACCOUNTING YEAR

The accounting year of the corporation shall be the calendar year, provided that if a different accounting year is at any time selected for purposes of federal income taxes, the accounting year shall be the year so selected.

SECTION 9. SEAL

The seal of the corporation, if any, shall consist of the name of the corporation, the state of its incorporation and the year of its incorporation.

SECTION 10. INDEMNIFICATION

10.1 Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director or officer of the corporation or that, being or having been such a Director or officer of the corporation, he or she is or was serving at the request of the corporation as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as such a Director or officer or in any other capacity while serving as such a Director or officer, shall be indemnified and held harmless by the corporation to the full extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than permitted prior thereto), or by other applicable law as then in effect, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a Director or officer and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that except as provided in subsection 10.2 hereof with respect to proceedings seeking to enforce rights to indemnification, the corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized or ratified by the Board. The right to indemnification conferred in this subsection 10.1 shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this subsection 10.1 or otherwise.

10.2 Right of Indemnitee to Bring Suit

If a claim under subsection 10.1 hereof is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. The indemnitee shall be presumed to be entitled to indemnification under this Section 10 upon submission of a written claim (and, in an action brought to enforce a claim for an advancement of expenses, where the required undertaking, if any is required, has been tendered to the corporation), and thereafter the corporation shall have the burden of proof to overcome the presumption that the indemnitee is so entitled. Neither the failure of the corporation (including its Board, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances nor an actual determination by the corporation (including its Board, independent legal counsel or its stockholders) that the indemnitee is not entitled to indemnification shall be a defense to the suit or create a presumption that the indemnitee is not so entitled.

10.3 Nonexclusivity of Rights

The rights to indemnification and to the advancement of expenses conferred in this Section 10 shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, agreement, vote of stockholders or disinterested Directors, provisions of the Certificate of Incorporation or Bylaws of the corporation or otherwise. Notwithstanding any amendment to or repeal of this Section 10, any indemnitee shall be entitled to indemnification in accordance with the provisions hereof with respect to any acts or omissions of such indemnitee occurring prior to such amendment or repeal.

10.4 Insurance, Contracts and Funding

The corporation may maintain insurance, at its expense, to protect itself and any person who is or was a Director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL. The corporation, without further stockholder approval, may enter into contracts with any person who is or was a Director, officer, employee or agent in furtherance of the provisions of this Section

10 and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in this Section 10.

10.5 Indemnification of Employees and Agents of the Corporation

The corporation may, by action of the Board, grant rights to indemnification and advancement of expenses to employees or agents or groups of employees or agents of the corporation with the same scope and effect as the provisions of this Section 10 with respect to the indemnification and advancement of expenses of Directors and officers of the corporation; provided, however, that an undertaking shall be made by an employee or agent only if required by the Board.

10.6 Persons Serving Other Entities

Any person who is or was a Director or officer of the corporation who is or was serving (a) as a Director or officer of another corporation of which a majority of the shares entitled to vote in the election of its Directors is held by the corporation or (b) in an executive or management capacity in a partnership, joint venture, trust or other enterprise of which the corporation or a wholly owned subsidiary of the corporation is a general partner or has a majority ownership shall be deemed to be so serving at the request of the corporation and entitled to indemnification and advancement of expenses under subsection 10.1 hereof.

10.7 Procedures for the Submission of Claims

The Board may establish reasonable procedures for the submission of claims for indemnification pursuant to this Section 10, determination of the entitlement of any person thereto and review of any such determination. Such procedures shall be set forth in an appendix to these Bylaws and shall be deemed for all purposes to be a part hereof.

SECTION 11. AMENDMENTS OR REPEAL

The Board shall have the power to adopt, amend or repeal the Bylaws of this corporation; provided, however, the Board may not repeal or amend any bylaw that the stockholders have expressly provided may not be amended or repealed by the Board. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of this corporation.

Notwithstanding any amendment to Section 10 hereof or repeal of these Bylaws, or of any amendment or repeal of any of the procedures that may be established by the Board pursuant to Section 10 hereof, any indemnitee shall be entitled to indemnification in accordance with the provisions hereof and thereof with respect to any acts or omissions of such indemnitee occurring prior to such amendment or repeal.

The foregoing Amended and Restated Bylaws were adopted by the Board on February 24, 2016.